Form 20-F
period 2005-12-31
Inmarsat Holdings LTD; Inmarsat Finance II plc
filed 2006-04-28
CIK 1309690, 1309689

As filed with the Securities and Exchange Commission on April 28, 2006.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

333-120876

Inmarsat Finance II plc

(Exact name of Registrant as specified in its charter)

Inmarsat Finance II plc

(Translation of Registrant’s name into English)

England and Wales

(Jurisdiction of incorporation or organization)

99 City Road

London EC1Y 1AX

United Kingdom

(Address of principal executive office)

333-120876-01

Inmarsat Holdings Limited

(Exact name of Registrant as specified in its charter)

Inmarsat Holdings Limited

(Translation of Registrant’s name into English)

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

10 3/8% Senior Discount Notes due 2012

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Inmarsat Finance II plc

Class	Number of shares outstanding as of December 31, 2005
Ordinary shares, par value £1.00	50,000

Inmarsat Holdings Limited

Class	Number of shares outstanding as of December 31, 2005
Ordinary Shares, par value € 0.0005	610,879,483 Ordinary Shares

Indicate by check mark if each registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes  ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if each registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

Indicate by check mark whether the registrants (1) have filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrants were required to file such reports) and (2) have been subject to such filing requirements for the past 90 days.

Yes  ☒    No  ☐

Indicate by check mark whether each registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☐    Non-accelerated filer  ☒

Indicate by check mark which financial statement item the registrants have elected to follow.

Item 17  ☒    Item 18  ☐

If this is an annual report, indicated by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  ☐    No  ☒

GENERAL INFORMATION

In this Annual Report, the terms “we”, “us”, “our”, “our company”, “Company” and “Group” refer, as the context requires, either individually or collectively, to Inmarsat Holdings Limited (Inmarsat Group) together with all of its consolidated subsidiaries.

We publish our financial statements in United States dollars, which are referred to as “Dollars”, “US dollars” and “US$”.

FORWARD-LOOKING STATEMENTS

This Annual Report contains “forward-looking statements” as defined in Section 21E of the US Securities Exchange Act of 1934. These forward-looking statements include all matters that are not historical facts. Statements containing the words “believe,” “expect,” “intend,” “plan,” “may,” “estimate” or, in each case, their negative and words of similar meaning are forward-looking.

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

As a consequence, our current plans, anticipated actions and future financial condition, results of operations and cash flows, as well as the anticipated development of the industry in which we operate, may differ from those expressed in any forward-looking statements made by us or on our behalf. We urge you to read this Annual Report, including the sections entitled Item 3 “Key Information—Risk Factors,” Item 4 “Information on the Company—Business Overview” and Item 5 “Operating and Financial Review and Prospects” for a more complete discussion of the factors that could affect our future performance and the industry in which we operate. These factors and this cautionary statement expressly qualify all forward-looking statements.

We do not intend to update or revise any forward-looking statements made herein to reflect actual results or changes in assumptions, future events or otherwise. You are cautioned not to rely unduly on forward-looking statements when evaluating the information presented in this Annual Report.

PRESENTATION OF FINANCIAL INFORMATION AND CERTAIN OTHER DATA

Financial Data

Unless otherwise indicated, historical consolidated and combined financial information for the years ended December 31, 2004 and 2005 included herein has been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), with a reconciliation of significant differences between IFRS and US GAAP. Prior to 2005, the Group prepared its annual consolidated financial statements under UK Generally Accepted Accounting Principles (UK GAAP). For the year ended December 31, 2005, the Group has prepared its annual consolidated financial statements in accordance with International Financial Reporting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU). The 2004 comparatives have been restated as part of the first-time adoption requirements of IFRS. As allowed by SEC rules in relation to first-time adoption of IFRS, only one year of comparatives is reported in this annual report. IFRS differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The material differences between IFRS and US GAAP relevant to the Group are explained in Note 34 to the consolidated financial statements of Inmarsat Holdings Limited included elsewhere in this Annual Report. Inmarsat Finance II plc has been prepared in accordance with UK GAAP as this company has not converted to IFRS. For a discussion of principal differences between UK GAAP and US GAAP as they apply to this company see Note 15 to the consolidated financial statements of Inmarsat Finance II plc.

Some of the financial information in this Annual Report has been rounded and, as a result, the totals of the data presented in this Annual Report may vary slightly from the actual arithmetic totals of such information.

Non-GAAP Financial Measures

EBITDA

EBITDA and the related ratios presented in this Annual Report are supplemental measures of our performance and liquidity under IFRS that are not required by, or presented in accordance with, US GAAP.

Furthermore, EBITDA is not a measurement of our financial performance under US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with US GAAP.

We believe EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in evaluating similar issuers, the vast majority of which present EBITDA when reporting their results.

Nevertheless, EBITDA has limitations as an analytical tool, and you should not consider it in isolation from, or as a substitute for analysis of, our results of operations, as reported under IFRS or US GAAP. Some of these limitations are:

•	it does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;

•	it does not reflect changes in, or cash requirements for, our working capital needs;

•	it does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements;

•	it is not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows; and

•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

Because of these limitations, EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our IFRS results and using EBITDA measures only supplementally. See Item 5—“Operating and Financial Review and Prospects” and the consolidated financial statements contained elsewhere in this Annual Report.

GLOSSARY OF TERMS

active terminals	active terminals means terminals registered with us as of the reporting date of the relevant financial period that have been used to access our services at any time during the preceding twelve-month period.

analogue	a method of storing, processing or transmitting information through a continuous varied (rather than pulsed) signal.

ATC services	ancillary terrestrial component services which combine terrestrial and satellite communications services and mobile terminals.

atmospheric interference	the attenuation of radio frequency signals due to the presence of moisture in the atmosphere.

avionics	electronics designed for use in aerospace vehicles.

bandwidth	a range of frequencies, expressed in Hertz (Hz) occupied by a modulated carrier or the range of frequencies which can be transmitted through a communications system. Bandwidth is one measure of the information carrying capacity of a transponder. The wider the bandwidth, the more information that can be transmitted.

beam	the directed electromagnetic rays emanating from a satellite or ground station. On satellites, typically refers to aggregates of these rays such as a China (coverage) beam or global (coverage) beam.

BGAN	our next-generation broadband global area network.

BGAN BSS	BGAN Business Support System.

bits	the smallest unit of data in computing, with a value of either 0 or 1.

broadband	high capacity bandwidth.

C-band	in satellite communications used to refer to downlink frequencies between 3.4 GHz and 4.2 GHz and uplink frequencies between 5.85 GHz and 7.075 GHz. Often referred to as 4/6 GHz.

cellular	public mobile radio telecommunications service. Cellular systems are based on multiple base stations, or “cells”, that permit efficient frequency reuse and on software that permits the system to band mobile cells from cell to cell as subscribers move through the cellular service area.

circuit switched technology	technology that allows data connections that can be initiated when needed and terminated when communication is complete.

db	decibel, a unit for expressing the ratio of two amounts of electric or acoustic signal power equal to ten times the common logarithm of this ratio, which is often used as a measure of a satellite’s power.

digital	referring to a method of storing, processing, or transmitting information through a pulsed (rather than continuously varied) signal.

downlink	the receiving portion of a satellite circuit extending from the satellite to the earth.

earth station	the dishes, receivers, transmitters and other equipment needed on the ground to transmit and receive satellite communications signals.

EIRP	equivalent isotopic radiated power, a standard of comparison of performance of radio transmitters.

FCC	Federal Communications Commission.

fixed satellite service or FSS	a radio communication service between earth stations at specified fixed points when one or more satellites are used; in some cases this service includes satellite-to-satellite links or feeder links for other space radio communications services.

GEO	geostationary orbit, which is orbit at an altitude of 36,000 km, where satellites turn at the same angular speed as the earth and thus appear to be on a fixed spot.

GHz	gigahertz, a measure of frequency. One billion cycles per second.

GEO orbit	the orbit of a geosynchronous satellite whose circular and direct orbit lies in the plane of the earth’s equator.

GMDSS	global maritime distress and safety system which is a system designed to automate a vessel’s radio distress alert, eliminating the need for manual watchkeeping of distress channels.

GPRS	General Packet Radio Service.

GPS	Global Positioning System.

GSM	Global System for Mobile communications.

hertz	unit of frequency equal to number of cycles per second.

ICAO	International Civil Aviation Organization.

iNavSat	a consortium, of which we are a part, associated with the Galileo concession contract, the EU project to develop a new advanced satellite navigation system using dedicated satellites.

IMSO	International Maritime Satellite Organization.

Insat	Indian National Satellite.

IP	Internet Protocol, the method or protocol by which data is sent from one computer to another on the Internet.

ISDN	Integrated Services Digital Network. Digital telephone line typically offering data rates of 64 kbps or multiples thereof.

International Telecommunication Union or ITU

ITU is the United Nations treaty organization responsible for worldwide co-operation and standardization in the telecommunication sector. The ITU holds periodic conferences at which telecommunications issues of global importance are discussed; the main conferences are the World Radio Conference (WRC) and the World Telephone and Telegraph Conference (WTTC).

Ka-band	in satellite communications, used to refer to downlink frequencies between 18 GHz and 22 GHz and uplink frequencies between 27 GHz and 31 GHz. Often referred to as 20/30 GHz.

kbps	kilobits per second, a unit of data transmission speed.

Ku-band	in satellite communications, used to refer to downlink frequencies between 10.7 GHz and 12.74 GHz and uplink frequencies between 13.75 GHz and 14.8 GHz. Often referred to as 11/14 or 12/14 GHz.

LAN	local area network, which is a group of computers and associated devices that share a common communications line or wireless link and typically share the resources of a single processor or server within a small geographic area.

Latency	signal transmission delay, which is dependent on several factors, including the transmission distance propagation speed, bandwidth and encoding/decoding methods used.

L-band	in satellite communications, used to refer to uplink and downlink frequencies between satellites and mobile users between 1.5 GHz and 1.6 GHz.

LEO	low-earth orbit of up to 800 km above the earth.

MEO	medium-earth orbit between 800 km and 12,000 km above the earth.

MHz	megahertz, a measure of frequency. One million cycles per second.

Microwave	radio frequency carrier waves with wavelengths of less than one metre-frequencies above 300 MHz. Typically used to refer to frequencies above 1 GHz, but nominally includes all of UHF.

Model Code	Model Code for share transactions as required by Financial Services Authority.

MOO	a memorandum order and opinion from the FCC.

MSV	Mobile Satellite Ventures Corp.

OFCOM	the UK Office of Communications.

operational life	the time for which a satellite is capable of operating in its allotted position. The expected end of a satellite’s in-orbit operational life is mainly based on the period during which the satellite’s on-board fuel permits proper station-keeping manoeuvres for the satellite.

orbital slots	for GEO satellites these are points on the GEO arc where satellites are permitted to operate. Orbital slots are designated by both location and frequency band.

PDA	personal digital assistant, which is typically a handheld device that combines computing, telephone/fax, internet and networking functionality.

QoS	Quality of Service, a networking term that specifies a guaranteed level of service for a specified product.

radio frequency	a frequency that is higher than the audio frequencies but below the infrared frequencies, usually above 20 KHz.

R-BGAN	our regional broadband global area network.

RSA	recognized spectrum access.

S-band	mobile satellite band between 1.98 and 2.20 GHz

Signal	a physical, time-dependent energy value used for the purpose of conveying information through a transmission line.

SIM-card	Subscriber Identity Module card, as used in existing cellular phones.

Spectrum	the range of electromagnetic radio frequencies used in transmission of voice, data and television.

TT&C	tracking, telemetry and command station, a land-based facility that monitors and controls the positioning, attitude and status of a satellite in orbit.

telemetry	radio transmission of coded or analogue data from a satellite to a ground station.

Transponder	a microwave repeater on a satellite which provides a discrete path to receive communications signals, translate and amplify such signals and retransmit them to earth or another satellite.

uplink	in satellite communications, the signal from the earth station to the space station (satellite).

VOIP	voice over internet protocol. This refers to a set of facilities for managing the delivery of voice information using internet protocol.

VPN	virtual private network, a network that is constructed using public wires to connect nodes.

VSAT	Very Small Aperture Terminal. A system for the reception and transmission of satellite signals using a small dish diameter, typically fixed and requiring a licence to use.

PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable

ITEM 3.    KEY INFORMATION

SELECTED FINANCIAL DATA

The historical consolidated financial statements have been prepared in accordance with IFRS, which differs in significant respects from US GAAP. For a summary of the material differences between IFRS and US GAAP, you should read Note 34 to the historical consolidated financial statements.

You should read the table below in conjunction with Item 5 “Operating and Financial Review and Prospects” and the historical consolidated financial statements elsewhere in this annual report.

	2004	2005
	(US$ in millions)
Income Statement
Revenue	480.7	491.1
Employee benefit costs	(87.2)	(96.5)
Network and satellite operations costs	(50.0)	(38.8)
Other operating costs	(67.6)	(64.0)
Work performed by the Group and capitalized	25.8	25.2

EBITDA	301.7	317.0
Losses on termination of subsidiary undertakings	—	(1.1)
Gain on disposal of property	42.6	—
Depreciation and amortization	(124.1)	(106.5)

Operating profit	220.2	209.4
Interest receivable and similar income	4.0	49.7
Interest payable and similar charges	(199.3)	(163.8)

Net interest payable	(195.3)	(114.1)

Profit before income tax	24.9	95.3
Income tax expense	(5.8)	(31.0)

Profit for the year	19.1	64.3

Dividends	—	(24.7)

Retained profit for the year	19.1	39.6

Other Financial Data
Cash inflow from operating activities	280.5	312.0
Capital expenditure	(140.1)	(204.3)
Cash flow used in investing activities	(150.5)	(43.2)
Dividends paid	—	(24.7)
Cash flow used in financing activities	(130.6)	(465.4)
Decrease in cash and cash equivalents	(0.3)	(197.2)

Balance Sheet
Total assets	2,199.3	2,029.3
Total liabilities	2,200.8	1,346.5
Share capital	34.5	346.5
Shareholders equity	(1.5)	682.8

	2004	2005
	(US$ in millions)
US GAAP Information:
Profit and loss account
Revenues	480.7	491.1
Operating profit	156.1	188.3
Net income	29.4	93.5
EBITDA(1)	278.4	295.1

Balance sheet
Total assets	2,162.1	2,025.1
Share capital	34.5	346.5
Shareholders equity	(125.5)	581.2

(1)	EBITDA means profit on ordinary activities after taxation plus taxation, net interest payable, depreciation and amortization and gains or losses on disposal of subsidiaries. EBITDA presented in this Annual Report is a supplemental measure of our performance under IFRS that is not required by, or presented in accordance with US GAAP. EBITDA is not a measurement of our financial performance or under US GAAP and should not be considered as an alternative to net income, operating income or any other performance measures derived in accordance with or US GAAP. We believe EBITDA facilitates operating performance comparisons from period to period and company to company by eliminating potential differences caused by variations in capital structures (affecting interest expense), tax positions (such as the impact on periods or companies of changes in effective tax rates or net operating losses) and the age and book depreciation of tangible assets (affecting relative depreciation expense). We also present EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of similar issuers, the vast majority of which present EBITDA when reporting their results. Finally, we present EBITDA as a measure of our ability to service our debt. For a discussion of the limitations of EBITDA as analytical tools, please see “Presentation of Financial Information and Certain Other Data—Non-GAAP Financial Measures.”

Set forth below is a reconciliation of our IFRS EBITDA to US GAAP EBITDA and US GAAP net income.

	2004	2005
	(US$ in millions)
EBITDA (IFRS)	301.7	317.0
Adjustments to reconcile to US GAAP:
Pension plans	2.8	(5.0)
Financial instruments	(7.5)	4.8
Development costs	(12.5)	(18.5)
UK National Insurance on stock options	—	2.2
Facility fees	(4.6)	2.5
Deferred income on sale and leaseback	0.2	0.8
Network and satellite operations costs	—	(8.7)
Other	(1.7)	—

EBITDA (US GAAP)	278.4	295.1
Adjustments to reconcile to US GAAP net profit:
Taxation	1.1	(55.7)
Net interest payable	(127.8)	(39.1)
Depreciation and amortization	(122.3)	(107.4)
Gain on termination of subsidiary undertakings	—	0.6

Net income (US GAAP)	29.4	93.5

EXCHANGE RATE INFORMATION

The following table shows for the dates and periods indicated information concerning the noon buying rate in The City of New York for cable transfers in pounds sterling, which we refer to in this annual report as sterling, as certified for customs purposes by the Federal Reserve Bank of New York and expressed in US dollars per £1.00.

Year	Year End	Average(1)	High	Low
2004	1.92	1.83	1.95	1.76
2005	1.72	1.82	1.93	1.71

(1)	The average of the noon buying rates on the last day of each month during the year.

The following table shows the high and low noon buying rates for each month during the previous six months, expressed in dollars per £1.00.

Month	High	Low
October 2005	1.79	1.75
November 2005	1.78	1.71
December 2005	1.78	1.72
January 2006	1.79	1.72
February 2006	1.78	1.73
March 2006	1.75	1.73

Unless otherwise indicated, the exchange rate used in this Annual Report to convert sterling into dollars (and dollars into sterling) is the noon buying rate as of December 31, 2005 stated above. The noon buying rate as of April 26, 2006 was US$1.7897 per £1.00.

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

We sell our existing services exclusively to third-party distribution partners, the majority of whom operate the land earth stations that transmit and receive those services to and from our satellites (although now our BGAN service has been launched all traffic relating to that service is handled by our own land earth stations in the Netherlands and Italy). These distribution partners then market and distribute our existing services (and now it is launched, will market and distribute our BGAN services) to end-users, either directly or through other distribution partners and service providers.

Pursuant to our arrangements with our distribution partners:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services; and

•	with respect to our existing demand assigned services and lease services (but excluding R-BGAN and BGAN) and with very few exceptions, we can only have a direct contractual relationship with companies (whether distribution partners or other entities) that operate land earth stations. With respect to our R-BGAN, BGAN and lease services under the Inmarsat-4 narrow spot beams, this arrangement has changed, as we may contract with other distribution partners and we will handle the landing of all traffic relating to these services from our own land earth stations;

As a result of these arrangements, we are dependent on the performance of our distribution partners to generate substantially all of our revenues. If our distribution partners were to fail to market or distribute our services effectively, or if they offered our services at prices, which were not competitive, our revenues, profitability, liquidity and brand image could be adversely affected.

Sales to our key distribution partners represent a significant portion of our revenues and the loss of any of these distribution partners could adversely affect our revenues, profitability and liquidity.

For 2005, our five largest distribution partners in terms of our revenue were Stratos Global, Telenor, Xantic (a joint venture between KPN and Telstra), France Telecom Mobile Satellite Communications and KDDI. Sales to these five distribution partners represented 25.4%, 23.6%, 20.8%, 14.5% and 5.3%, respectively, of our mobile satellite communication services revenue during 2005. Any consolidation among our distribution partners would be likely to increase our reliance on a few key distributors of our services. It should be noted that Stratos Global acquired Xantic in 2006. The loss of any of these distribution partners, or the failure by any of them to market or distribute our services effectively, could cause end-users to seek alternative suppliers, which could adversely affect our revenues, profitability or liquidity. Failure of any of these distribution partners to settle their debts with us could adversely affect our revenues, profitability and liquidity.

We may not be able to offset declining revenues from voice services with revenues from data services.

Since 1999, our revenues from voice services across each of our sectors have been declining, in part driven by the migration of end-users from analogue to digital services, the lower cost of using digital services, the availability of less expensive voice services offered by our competitors and the emergence of handheld satellite phones. For example, revenues from voice services in the maritime sector decreased by 2.9% in 2005, compared to 2004, and decreased by 6.4% in 2004 compared to 2003. In addition, revenue from voice services in the land sector decreased by 15.4% in 2005, compared to 2004, and decreased by 26.0% in 2004 compared with 2003. The decline in our voice revenue is offset by increasing overall revenues from data services. Our data revenues were 6.7% higher in 2005 compared to 2004 but decreased by 0.9% in 2004 compared to 2003. The growth in our data revenue was greater than the decline in our voice revenue in 2005. We expect declines in voice revenues to continue in the near to medium term, but at lower rates. Our future profitability depends, in part, on our ability to offset declining revenues from voice services with revenues from data services. If revenues from our data services do not continue to increase at a rate sufficient to offset the decline in revenues from our voice services, our total future revenues may be adversely affected.

The global communications industry is highly competitive. It is likely that we will face significant competition in the future from other network operators, which may adversely affect end-user take-up of our services and our revenues.

The global communications industry is highly competitive. We face competition from a number of communications technologies in the various target markets for our services. It is likely that we will continue to face competition from other network operators in some or all of our target market segments in the future, particularly from satellite network operators. Competition from Iridium and Globalstar, two global mobile satellite communications services operators, has been increasing, particularly with respect to low speed data and voice services and where their hand-held form factor has competitive advantage. In addition, we also face competition for low-speed data and voice services from Thuraya and (to a lesser extent) other regional mobile satellite communication services operators, which has influenced the price at which our distribution partners and service providers offer our services. Thuraya introduced a 144kbps mobile data communications service in the first half of 2005 on a regional basis. Two other companies are planning to deploy mobile satellite services in North America, ICO Global Communications Inc. in the United States in 2007 and TMI/Terrestar Networks Inc. in the United States and Canada in 2008, using the 2GHz band, which has more contiguous bandwidth than the L-band in which we operate and will accommodate higher-speed multimedia services.

Communications providers who operate private networks using very small aperture terminals (“VSAT”) or hybrid systems also continue to target users of mobile satellite services. Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditization, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communications services sectors. Furthermore, the gradual extension of terrestrial wireline and wireless communications networks to areas not currently served by them may reduce demand for some of our services in those areas.

Our substantial debt could adversely affect our financial condition or results of operations.

We have a significant amount of debt and we may incur additional debt. As of December 31, 2005, the principal amount of our total long-term consolidated debt was US$897.0 million. In addition, we have a further US$300.0 million Revolving Committed Facility available and undrawn under the Senior Facility Agreement.

The amount of our debt could:

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our debt, which will reduce our cash flow available to fund capital expenditure, working capital, research and development and other general corporate purposes;

•	place us at a competitive disadvantage compared to those of our competitors that have less debt than we do;

•	limit our flexibility in planning for, or reacting to, changes to our industry;

•	increase our vulnerability, and reduce our flexibility to respond, to general and industry specific adverse economic conditions; and

•	limit our ability to borrow additional funds, increase the cost of any such borrowing and/or limit our ability to raise equity funding.

We may incur substantial additional debt in the future. The terms of our Senior Facility Agreement, the indenture governing our Senior Notes and the indenture governing our Senior Discount Notes restrict (or will restrict) our ability to incur, but do not prohibit us from incurring, additional debt. If we were to incur additional debt, the related risks we now face could increase.

We may not retain sufficient rights to the spectrum required to operate our satellite system to its expected capacity or to take full advantage of future business opportunities.

We must retain rights to use sufficient L-band spectrum necessary for the transmission of signals between our satellites and end-user terminals. Our right to L-band spectrum is governed, in part, by sharing arrangements with other satellite operators that are supposed to be re-evaluated and re-established through two annual, regional multilateral meetings of those satellite operators—one for operators whose satellites cover North America, and a second for those which cover Europe, Africa, Asia and the Pacific. Since 1999, the North American operators have been unable to agree on new spectrum allocations and those parties must operate on a non-harmful interference basis in the absence of a new agreement. Additionally, Mobile Satellite Ventures Corp. (“MSV”), has challenged our right to some of our current North American spectrum, claiming that MSV has the right to use that spectrum. We have rejected that claim, and we believe the appropriate forum for spectrum allocation would be the next round of multilateral co-ordination meetings of North American operators.

We have agreed spectrum allocations in the Europe, Africa, Asia and Pacific operators’ review meetings (1) with all operators in respect of our existing services and (2) with all operators, except one, in respect of R-BGAN and our next-generation BGAN services. We believe this agreement provides sufficient spectrum to support our next-generation BGAN services. However, the operator who has not agreed to this plan has already stated that it will continue to operate according to the previous spectrum allocation plan. As part of our business planning we may need to apply for additional spectrum to support our future services.

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

Use by our competitors of L-band spectrum for terrestrial services could interfere with our services.

On January 29, 2003, the Federal Communications Commission (the “FCC”), promulgated a general ruling (the “ATC Ruling”) that mobile satellite communications services spectrum, including the L-band spectrum we use to operate our services, could be used by mobile satellite communications services operators to integrate ancillary terrestrial component (“ATC”) services into their satellite networks in order to provide combined terrestrial and satellite communications services to mobile terminals in the United States. On November 8, 2004, the FCC issued an order granting MSV an ATC licence and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. On February 10, 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by a further memorandum opinion and order which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated mobile satellite communications/ATC systems (the “MOO”). On November 4, 2005, MSV filed applications to modify its ATC license and to take advantage of the new latitude afforded by the MOO, in which MSV seeks certain waivers of the ATC rules. It may not be known whether the MOO, or the possible grant of modified ATC authority to MSV, will provide effective protection of our mobile satellite services from harmful interference until third parties commence commercial operations of integrated mobile satellite communications/ATC services. Our ability to take action to eradicate any such interference will depend, in part, upon our ability to negotiate co-ordination agreements with the mobile satellite communications/ATC operator.

The implementation of ATC services by mobile satellite communications services operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain the spectrum resources we require for our existing and future services. In addition, the FCC’s decision to permit integrated mobile satellite communications/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated mobile satellite communications/ATC services would likely cause to other mobile satellite communications services operators, such as us, who use the L-band spectrum. If the FCC’s assumptions with respect to the use of L-band spectrum for integrated mobile satellite communications/ATC services prove inaccurate, or a significant level of integrated mobile satellite communications/ATC services is provided in the United States, the provision of integrated mobile satellite communications/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated mobile satellite communications/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the satellites’ “footprint” overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Three of our Inmarsat-3 satellites and one of our Inmarsat-2 satellites are visible to the United States. One of our two Inmarsat-4 satellites is visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they try to use their terminals near ATC terrestrial base stations used to provide integrated mobile satellite communications/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference, or for us to develop new call set-up procedures which will redirect traffic to frequencies that are adequately removed from transmissions by nearby ATC base stations.

Other jurisdictions are considering, and could implement, similar regulatory regimes in the future. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European regulators are currently considering the technical and regulatory issues which would arise if mobile satellite communication services operators were authorized to provide terrestrial services, including ATC, in 2 GHz bands. There is currently no timetable for the introduction of such services in Europe.

Any or all of the preceding could have a material adverse effect on our revenues, profitability or liquidity.

We rely on third parties to manufacture and supply terminals to access our services and, as a result, we cannot control the availability of terminals.

Terminals used to access our services are built by a limited number of independent manufacturers. Although we provide manufacturers with key performance specifications for the terminals, these manufacturers could:

•	reduce production of, or cease to manufacture, some of the terminals that access our services;

•	manufacture terminals with defects that fail to perform to our specifications;

•	fail to build or upgrade terminals that meet end-users’ requirements within our target market segments;

•	fail to meet delivery schedules or to market or distribute terminals effectively; or

•	sell some of our terminals at prices that end-users or potential end-users do not consider attractive.

Any of the foregoing could adversely affect the ability of our distribution partners to sell our services, which, in turn, could adversely affect our revenues, profitability and liquidity, as well as our brand image.

We are subject to foreign exchange risk.

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. The US dollar has significantly weakened against the pound sterling and in the event it continues to weaken in the medium to long-term, our results of operations may be adversely affected. Although we generally seek to hedge our foreign currency exposure in the short-term, in the longer-term our results of operations would be adversely affected by continued weakness of the US dollar against the pound sterling.

Risks Relating to Our Technology and the Operation and Development of Our Network

Our satellites are subject to significant operational risks while in orbit which, if they were to occur, could adversely affect our revenues, profitability and liquidity.

Satellites are subject to significant operational risk while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of various factors, such as satellite manufacturers’ errors, problems with the power or control systems of the satellites and general failures resulting from operating satellites in the harsh environment of space.

Although we work closely with satellite manufacturers to determine and eliminate the cause of anomalies in new satellites and provide redundancy for many critical components in our satellites, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components.

Any single anomaly or series of anomalies could materially adversely affect our operations, as well as our ability to attract new customers for our services. Anomalies could also reduce the expected useful life of a satellite, thereby reducing the revenue that we could generate with that satellite, or create additional expenses due to the need to provide replacement or back-up satellites. For example, in 2004 we experienced an anomaly with respect to one of our Inmarsat-2 satellites that helped to provide redundancy to our fleet and carried leased traffic. As a consequence of that anomaly, we utilized approximately half of the satellite’s remaining fuel in successfully recovering the satellite, but reduced the useful life such that it was decommissioned in early 2006. However, the satellite that experienced the anomaly had been operating for over 14 years and its original design life was ten years. The occurrence of future anomalies could materially adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. For more information on the risk that we may be unable to obtain and maintain insurance for our satellites, see “—We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a satellite could adversely affect our revenues, profitability and liquidity” below.

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

Our ability to generate revenue depends on the useful lives of our satellites. Each satellite has a limited useful life. A number of factors affect the useful lives of the satellites, including, among other things, the quality of their construction, the durability of their component parts, the ability to continue to maintain proper orbit and control over the satellite’s functions, the efficiency of the launch vehicle used, and the remaining on-board fuel following orbit insertion. The minimum design life of our Inmarsat-2 satellites is ten years, whilst our Inmarsat-3 and Inmarsat-4 satellites each have a minimum design life of 13 years. However, whilst our Inmarsat-2 satellites have so far exceeded their original design lives, the actual useful lives of our other satellites could be shorter.

The launch of our third Inmarsat-4 satellite is subject to risks, the occurrence of which could materially and adversely affect our performance.

Our third Inmarsat-4 satellite is currently designated as a ground spare. Should we decide to launch our third Inmarsat-4 satellite, its launch could be subject to possible delays and risks relating to launch, including launch failure or incorrect orbital placement. Our third Inmarsat-4 satellite has been delivered by Astrium and has been put into storage at Astrium’s facilities as per our purchase contract until it is required for launch. The launch of our third Inmarsat-4 satellite could be delayed, which may, in turn, delay the introduction of our planned BGAN service in the Pacific Ocean Region.

We have an option with both Sea Launch and Lockheed Martin Commercial Launch Services, Inc for a launch service. Launch failures preceding a launch could cause extensive delays while the cause of the failure is under investigation. A significant delay in the deployment of our third Inmarsat-4 satellite, if required in the event of a catastrophic failure of either of the two preceding Inmarsat-4 satellites, could materially adversely affect our ability to generate revenues from next-generation services and could significantly increase the cost thereof. If we do not exercise one of the options before their expiry there is a risk that we will have to procure a launch service at a higher price than the price we have agreed with Sea Launch and Lockheed Martin Commercial Launch Services, Inc.

We may be unable to obtain and maintain insurance for our satellites, and the insurance we obtain may not cover all losses we experience. Even if our insurance were sufficient, delays in launching a replacement satellite could adversely affect our revenues, profitability and liquidity.

We have insurance cover for our first two Inmarsat-4 satellites until November 2007 and expect to maintain commercially prudent levels of insurance in the future.

The price, terms and availability of insurance have fluctuated significantly since we began offering commercial satellite services. The cost of obtaining insurance can vary as a result of either satellite failures or general conditions in the insurance industry. Insurance policies on satellites may not continue to be available on commercially reasonable terms, or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods and additional satellite health-related policy exclusions. An uninsured failure of one or more of our satellites could have a material adverse effect on our financial condition and results of operations. In addition, higher premiums on insurance policies will increase our costs, thereby reducing our operating income by the amount of such increased premiums.

Even where we have obtained launch and in-orbit insurance for a satellite, this insurance coverage will not protect us against all losses that might arise as a result of a satellite failure. Our current launch and in-orbit insurance policies contain, and any future policies can be expected to contain, specified exclusions and material change limitations customary in the industry at the time the policy is written. These exclusions typically relate to losses resulting from acts of war, insurrection or military action, government confiscation, as well as lasers, directed energy beams, or nuclear or anti-satellite devices or radioactive contamination.

In addition, should we wish to launch our ground spare Inmarsat-4 satellite to replace a failed operational satellite, the timing of such launch will be dependent on prior commitments made by potential suppliers of launch services to other satellite operators. Our insurance may not protect us against lost or delayed revenue, business interruption or lost business opportunities.

We also maintain third-party liability insurance. This insurance may not be adequate or available to cover all third-party damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability cover on reasonable terms and conditions, if at all.

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

Many entities, including some of our competitors, currently (or may in the future) hold patents and other intellectual property rights that cover or affect products or services related to those that we offer. We cannot assure you that we are aware of all intellectual property rights that our products may infringe upon. In general, if a court were to determine that one or more of our products infringes upon intellectual property held by others, we may be required to cease developing or marketing those products, to obtain licenses from the holders of the intellectual property, or to redesign those products in such a way as to avoid infringing upon others’ patents. We cannot estimate the extent to which we may be required in the future to obtain intellectual property licenses, or the availability and cost of any such licenses. To the extent that we are required to pay royalties to third parties to whom we are not currently making payments, these increased costs of doing business could negatively affect our profitability or liquidity.

If a competitor holds intellectual property rights, it may not allow us to use its intellectual property at any price, which could adversely affect our competitive position.

Our R-BGAN revenues could be affected by the operational failure of our land earth station in Fucino, Italy.

Our R-BGAN service is operated exclusively through our land earth station in Fucino, Italy. Whilst our Fucino land earth station is highly reliable and has substantial redundancy, we have no back-up facilities from which we can operate our R-BGAN service. If the land earth station in Fucino were to suffer a material operational failure, it is likely that our R-BGAN revenues would be adversely affected.

Regulatory Risks

Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our mobile satellite communications services in some countries, which could require us to incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries.

The maintenance and expansion of our business is dependent upon, among other things, our ability (and/or the ability of our distribution partners and/or their service providers) to obtain required government licenses and authorizations in a timely manner, at reasonable costs and on satisfactory terms and conditions.

Our business is subject to the regulatory authority of the government of the United Kingdom and the national authorities of the countries in which we operate, as well as to the regulations of various international organizations. Government authorities generally regulate, among other things, the construction, launch and operation of satellites, the use of satellite spectrum at specific orbital locations, the licensing of land earth stations and mobile terminals, and the provision of satellite services. For more information on the regulatory environment in which we operate, see “Item 4: Information on the Company—Regulation”.

In particular, under the UK Outer Space Act 1986, we must obtain licenses to conduct our business, including for the launch of our satellites. The terms of these licenses provide that we indemnify the UK government without limit for any claim brought against it as a result of our licensed activities or in respect of any loss suffered by the UK government as a result of any breach of the terms of the license. We also must maintain insurance of up to £100 million per satellite to be used to pay any sums to the UK government in respect of this indemnity. We would expect any license granted by the UK government in respect of our third Inmarsat-4 satellite to contain equivalent terms.

Increasingly, regulatory authorities are imposing fees and introducing new regulatory requirements on businesses that use spectrum or offer communications services. This could significantly affect our business. In addition to the licenses issued to us by the UK government for the launch and operation of our satellites, to date, we have obtained specific telecommunications or frequency licenses with respect to our existing services in Australia, Belgium, Brazil, Ecuador, Egypt, France, Germany, Iraq, Italy, Jordan, Kenya, Netherlands, Spain and Switzerland. Additional countries are considering whether to implement such license requirements. These license requirements could require us to incur new and unforeseen additional costs, could expose us to fines if we were unable to obtain or retain any licenses or meet all regulatory requirements, and could limit our ability to provide existing or new services in some countries, which could adversely affect our revenues, profitability or liquidity.

It is also possible that regulatory authorities in some countries may require us to establish a land earth station or a point of presence in their countries as a condition to distribute our BGAN services in those countries. Some countries may also require us to provide traffic reports on a regular basis or maintain a domestic billing database for their country. To the extent we own and/or operate the land earth stations for our BGAN services, we are required to obtain licenses for the operation of those stations as network facilities, and also will need to obtain rights to C-band spectrum for communications between the stations and our satellites. Approval of the offering of our services or operation of land earth stations will be contingent upon us or our distribution partners providing any countries as may so require with the ability to monitor calls made to or from such countries and/or to intercept BGAN traffic. Although we believe that we will be able to address the concerns of many of these countries as they arise, there is no assurance that we and/or our distribution partners and/or their service providers will be able to do so. In addition, some countries in which we or our distribution partners, or their service providers, operate have laws and regulations relating to privacy and the protection of data which may impair our ability to obtain licenses or offer our services on a timely basis.

Laws, policies and regulations affecting the satellite industry are subject to change in response to industry developments, new technology or political considerations. Legislators or regulatory authorities in various countries are considering, and may in the future adopt, new laws, policies and regulations or changes to existing regulations regarding a variety of matters that could, directly or indirectly, affect our operations or the operations of our distribution partners, or increase the cost of providing services over our system. Changes to current laws, policies or regulations or the adoption of new regulations could affect our ability to obtain or retain required government licenses and authorizations or could otherwise have a material adverse effect on our business.

Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines.

Our overall relationship with our distribution partners is governed by our Distribution Agreements. There is a risk that regulatory authorities or other third parties could challenge the Distribution Agreements, for example under European Union (“EU”) competition laws. As of May 1, 2004, it is no longer possible to obtain an exemption from EU competition rules by notifying an agreement to the European Commission, and parties must make their own assessment as to whether their agreements fulfill EU competition requirements. We have previously conducted a regulatory review of the terms of the Distribution Agreements, and of our competitive position in the sectors in which we operate. We do not believe that we are party to any agreement that is, in the current competitive environment, anti-competitive, or otherwise faces a significant risk of regulatory challenge. However, the competitive environment may change, and regulatory risk analysis is by its nature subjective. Therefore, we cannot assure you that either we, or the Distribution Agreements, or our distribution partners face no risk of challenge. For example, competition authorities could determine that we have market power in one or more business sectors, and could challenge us, or the Distribution Agreements or our distribution partners as anti-competitive. A successful regulatory challenge could result in portions, or all, of the Distribution Agreements being declared unenforceable, could require us to modify or replace certain provisions of the Distribution Agreements in order to achieve compliance and, in certain circumstances, could result in the imposition of fines. Competition authorities generally have powers to impose fines (in the case of the European Commission, up to a maximum of 10% of a company’s worldwide annual group revenues) for breaches of competition laws. In addition, third parties could initiate civil litigation claiming damages caused by alleged anticompetitive practices and agreements.

We may not be aware of certain foreign government regulations.

Because regulatory schemes vary by country and evolve over time, we may be subject to regulations in foreign countries of which we are not presently aware. If that were to be the case, we could be subject to sanctions by a foreign government that could materially adversely affect our ability to operate in that country. Our current regulatory approvals could now be (or could become) insufficient in the view of foreign regulatory authorities, any additional necessary approvals may not be granted on a timely basis (or at all), in all jurisdictions in which we wish to offer services, and applicable restrictions in those jurisdictions could become unduly burdensome. The failure to obtain the authorizations necessary to operate satellites internationally could have a material adverse effect on our ability to generate revenue and on our overall competitive position.

We, our customers and companies with which we or they do business may be required to have authority from each country in which we or they provide services or provide our or their customers use of our satellites. Because regulations in each country are different, we may not be aware if some of our customers and/or companies with which they or we do business do not hold the requisite licenses and approvals.

Our distribution partners and service providers face increasing regulation in many countries, and end-users often require licenses to operate end-user terminals. This regulatory burden could increase the costs of our distribution partners and service providers or restrict their ability to sell our products.

Our distribution partners and service providers need licenses and regulatory consents to offer our services in many countries where they operate. In addition, end-users often require licenses to use our terminals. Furthermore, we expect that our distribution partners, their service providers and end-users will require licenses for our R-BGAN and BGAN services in many jurisdictions, and they may fail to obtain those licenses. Any delay or failure by distribution partners, their service providers or end-users to obtain required licenses in connection with the distribution of our services or use of terminals could prevent our services from being distributed, sold or used in some countries or lead to unauthorized use that could affect the reputation of our brand, which could adversely affect our revenues. At present Inmarsat is operating under an experimental demonstration license granted by the FCC for BGAN services in the USA. Inmarsat’s distribution partners have applied for special temporary authorizations from the FCC pending full authorization at a later date. As of this date, STA’s have not been granted in the United States, and operating authority similarly has not been granted for Canada. While operating under a demonstration license, commercial use of the BGAN service in the USA (as well as Canada which is covered by the same spot beams) cannot take place. Our L-band spectrum dispute with MSV may complicate or delay licensing of our services in the United States and Canada.

We may not be successful in co-ordinating our satellite operations under applicable international regulations and procedures or in obtaining spectrum and orbital resources we require for our operations.

The International Telecommunications Union (the “ITU”) regulates the use of radio frequency bands and orbital locations used by satellite networks to provide communications services. The use of spectrum and orbital resources by us and other satellite networks must be co-ordinated pursuant to the ITU’s Radio Regulations in order to avoid causing harmful interference between or among the respective networks. In the case of the L-band, the ITU process has been effected on the basis of agreements between the relevant national administrations whereby the use of frequencies by our satellite network and other satellite networks is co-ordinated in regional operator review meetings and negotiations. As evidenced by the most recent of these review meetings it is not always possible to achieve unanimous agreement amongst operators. The increased competition for spectrum and orbital locations may make it difficult for us to obtain additional L-band spectrum allocations we require for our forecasted requirements. In the future, we may not be able to co-ordinate our satellite operations successfully under international telecommunications regulations and we may not be able to obtain or retain the spectrum and orbital resources we require to provide our existing or future services.

Risks Relating to the Senior Discount Notes

We require a significant amount of cash to make payments on the Senior Discount Notes and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.

Our ability to make payments on and to refinance our debt will depend on our future operating performance and ability to generate sufficient cash. This depends, to some extent, on general economic, financial, competitive, market, legislative, regulatory and other factors, many of which are beyond our control, as well as the other factors discussed in these “Risk Factors.”

Historically, we have met our debt service and other cash requirements with cash flows from operations, bank overdrafts and, more recently, our medium-term revolving facility. Our net cash interest expense for the year ended December 31, 2005 was US$66.6 million (which amount excludes, among others, non-cash accretion of principal on the Senior Discount Notes). In addition, the principal amount of our total long-term consolidated debt as of December 31, 2005 was US$897.0 million. Our business might not generate sufficient cash flows from operating activities, and future debt and equity financing might not be available to us, in an amount sufficient to enable us to pay our debts when due, including the Senior Notes and Senior Discount Notes, or to fund our other liquidity needs. See Item 5: “Operating and Financial Review and Prospects.”

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

The issuer is a finance subsidiary that conducts no business operations, and its only asset is the subordinated intercompany note proceeds loan to Inmarsat Holdings Limited. If Inmarsat Holdings Limited fails to make scheduled payments on the subordinated intercompany note proceeds loan, we do not expect the issuer to have any other sources of funds that would allow it to make payments. Furthermore, Inmarsat Holdings Limited is a holding company that does not directly conduct any business operations. Inmarsat Holdings Limited’s only significant assets as of December 31, 2005 are a US$649.1 million principal subordinated intercompany funding loan owed to it by Inmarsat Group Limited and the shares it holds in Inmarsat Group Limited. We do not expect Inmarsat Holdings Limited to have any sources of funds that would allow it to make payments to the issuer on the subordinated intercompany note proceeds loan or to otherwise make payments to the issuer, other than funds lawfully distributed by operating subsidiaries of Inmarsat Group Limited.

None of Inmarsat Holdings Limited’s subsidiaries are obligated to make funds available to Inmarsat Holdings Limited or the issuer for payment on the subordinated intercompany note proceeds loan or the Senior Discount Notes. The agreements governing the current and future indebtedness of Inmarsat Holdings Limited’s subsidiaries may not permit them to provide either Inmarsat Holdings Limited or the issuer with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on the Senior Discount Notes when due. The terms of the Senior Facility Agreement and the indenture governing the Senior Notes significantly restrict Inmarsat Group Limited and its subsidiaries from paying dividends, making payments on intercompany debt or otherwise transferring assets to Inmarsat Holdings Limited or the issuer. For example, Inmarsat Group Limited and its subsidiaries may only make such payments pursuant to the indenture governing the Senior Notes up to an amount equal to 50% of the net income of Inmarsat Group Limited (including 100% of any net loss) from April 1, 2004, calculated in a manner substantially the same as that applied to the Senior Discount Notes. In addition, any such payment to Inmarsat Holdings Limited based on such formula may only be made if Inmarsat Group Limited’s ratio of EBITDA to interest expense is at least 2.0 to 1.0 after giving effect to any such payments. Furthermore, under the Senior Facility Agreement, Inmarsat Group Limited may pay dividends to Inmarsat Holdings Limited to make payments on the subordinated intercompany note proceeds loan only if we are in compliance with all financial covenants of the Senior Facility Agreement (including a requirement that our ratio of EBITDA to total net interest payable (including cash interest on the Senior Discount Notes) must be greater than 2.5 to 1.0 up to June 30, 2006 and 3.0 to 1.0 thereafter).

The issuer and Inmarsat Holdings Limited are the only obligors of the Senior Discount Notes, and Inmarsat Holdings Limited’s subsidiaries do not guarantee the issuer’s obligations under the Senior Discount Notes and do not have any obligation with respect to the Senior Discount Notes; the Senior Discount Notes are structurally subordinated to all of the debt and liabilities of Inmarsat Holding Limited’s subsidiaries.

The issuer and Inmarsat Holdings Limited have no operations of their own and derive all of their revenues and cash flow from Inmarsat Group Limited and its subsidiaries. Inmarsat Group Limited and its subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise to pay amounts due under the

Senior Discount Notes or the subordinated intercompany note proceeds loan or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. Accordingly, the Senior Discount Notes and the subordinated intercompany note proceeds loan are structurally subordinated to all debt and liabilities of Inmarsat Group Limited and its subsidiaries. In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to Inmarsat Group Limited or its subsidiaries, you will participate with all other holders of Inmarsat Holdings Limited indebtedness in the assets remaining after Inmarsat Group Limited and its subsidiaries have paid all of their debt and liabilities. In any of these cases, Inmarsat Group Limited and its subsidiaries may not have sufficient funds to make payments to Inmarsat Holdings Limited, and you may receive less, ratably, than the holders of debt and other liabilities of Inmarsat Group Limited or its subsidiaries. As of December 31, 2005, Inmarsat Group Limited and its subsidiaries had total obligations of US$1,015.9 million (excluding Inmarsat Group Limited’s obligations under the subordinated intercompany funding loan including interest of US$653.6 million). The Senior Discount Notes and the guarantees are effectively subordinated to all of the obligations of Inmarsat Group Limited and its subsidiaries. In addition, as of December 31, 2005 Inmarsat Group Limited’s subsidiaries could borrow an additional US$300.0 million under the Senior Facility Agreement.

We are subject to restrictive debt covenants.

The Senior Facility Agreement, as well as the indentures governing the Senior Notes and the Senior Discount Notes, contain provisions that may restrict our ability and the ability of our subsidiaries to take certain actions.

The Senior Facility Agreement contains negative covenants that restrict or prohibit our direct subsidiary Inmarsat Investments Limited and its subsidiaries (subject to certain agreed exceptions) from:

•	merging or consolidating with or into any other person;

•	materially changing the general nature of their business;

•	selling, transferring, leasing or otherwise disposing of any of their assets;

•	creating security interests over any part of their assets, save (among other things) to secure the Senior Notes and Senior Discount Notes as permitted under the intercreditor agreement;

•	entering into any contract or arrangement unless it is on arms’ length terms;

•	conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

•	incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

•	making any repayment of principal under the indentures related to the Senior Notes and the Senior Discount Notes and related documents, except as permitted by the intercreditor agreement.

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

Each of these limitations is subject to exceptions and qualifications, which may be important.

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

The lenders under the Senior Facility Agreement have the benefit of a first fixed charge over the entire ordinary issued share capital of Inmarsat Venture Limited. In addition, the indenture permits us and our restricted subsidiaries to incur other secured debt in the future.

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

A transaction might be subject to a challenge (pursuant to Section 238 of the UK Insolvency Act 1986) if it was entered into by a company “at an undervalue,” that is, it involved a gift by the company, or the company received consideration of significantly less value than the benefit given by such company. A court generally will not intervene if a company entered into a transaction in good faith for the purpose of carrying on its business, and that at the time it did so there were reasonable grounds for believing the transaction would benefit such company. A liquidator or administrator of Inmarsat Holdings Limited could also apply to the court to unwind the issuance of its guarantee if such liquidator or administrator believed that issuance of such guarantee constituted a transaction at an undervalue. The analysis of such a claim would generally be the same as set out above in relation to our issuance of the Senior Discount Notes.

A transaction, such as a refinancing of indebtedness, might also be subject to challenge (pursuant to Section 239 of the UK Insolvency Act 1986) if the transaction were to create a “preference” for one creditor over another. A “preference” is created in a transaction in which a company takes any action, or allows any action to be taken, which has the effect of putting a creditor in a better position, relative to other creditors, than it would have been in had the transaction not occurred. Such a transaction can be voidable in the event that the company was (i) unable to pay its debts as described in the paragraph above and (ii) influenced by a desire to create such a preference. In cases where an affiliate receives such a preference, such a desire is presumed.

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

Under the indenture, any payments we make on or with respect to the Senior Notes and Senior Discount Notes will be made without withholding or deduction for UK taxes unless required by law. Our failure to maintain a listing on a stock exchange treated by the UK Inland Revenue as a recognized stock exchange could result in a withholding or deduction of UK tax being required from payments of interest made in respect of the Senior Notes and possibly from amounts which accrete on the Senior Discount Notes prior to November 15, 2008. If any such withholding or deduction is required, we may be required to pay additional amounts to holders of notes in respect of amounts withheld. The payment of those additional amounts could have a material adverse effect on our financial condition or results of operations, as it will effectively increase our obligations under the Senior Notes and Senior Discount Notes.

On June 3, 2003, the EU Council of Economic and Finance Ministers adopted a new directive regarding the taxation of savings income. The directive is scheduled to be applied by member states from July 1, 2005, provided that certain non-EU countries adopt similar measures from the same date. Under the directive, each member state will be required to provide to the tax authorities of another member state details of payments of interest or other similar income paid by a person within its jurisdiction to, or collected by such a person for, an individual resident in that other member state; however, Belgium, Luxembourg and Austria may instead apply a withholding system for a transitional period in relation to such payments, deducting tax at rates rising over time to 35%. The transitional period is to commence on the date from which the directive is to be applied by member states and to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments. There is be a paying agent for the Senior Notes in Luxembourg and the United States. Where any obligation to withhold tax in respect of payments made under or with respect to the Senior Notes and Senior Discount Notes or the guarantee to an individual arises as a result of this EU directive, we will not have an obligation to pay any additional amounts.

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

Inmarsat Holdings Limited (the “Company”), a limited liability company organized and existing under the laws of England and Wales, was incorporated on September 3, 2003 with head office at 99 City Road, London EC1Y 1AX, United Kingdom (telephone +44 (0)20 7728 1000). The Company was incorporated as Lavenderview Limited and changed its name to Inmarsat Holdings Limited on January 6, 2004.

Initial Public Offering (IPO) of Inmarsat plc (ultimate parent company) and Admission to the London Stock Exchange

Inmarsat plc (the ultimate parent company) successfully listed as a public company on the London Stock Exchange on June 22, 2005 raising approximately US$670 million of gross primary proceeds on admission with the issue of 150 million shares at a nominal value of €0.0005 and a price of £2.45 per share. The Company incurred approximately US$33 million of underwriting and other associated costs.

The net proceeds raised in the IPO were used to repay in full €272.7 million Subordinated Preference Certificates in June 2005. The remaining proceeds, in conjunction with surplus cash on the balance sheet at June 22, 2005 and a US$250 million term loan under the New Senior Credit Facility, have been used to repay borrowings under the Previous Senior Credit Facility of US$728.0 million. On July 22, 2005 the Group redeemed 35% of the 7 5/8 Senior Notes 2012 including accrued interest and redemption premium totaling US$184.9 million. See “Item 5. Operating and Financial Review and Prospects—‘Liquidity and Capital Resources”.

The company issued 610,879,483 ordinary shares of €0.0005 each, for a cash consideration of US$312.0 million (US$311.6 million share premium) with effect from the IPO on June 22, 2005 to Inmarsat plc (ultimate parent company) and received a capital contribution of US$330.0 million in the form of an intercompany loan. Repayment of the loan was waived by Inmarsat plc on June 22, 2005.

BUSINESS OVERVIEW

We are the leading provider of global mobile satellite communications services, providing data and voice connectivity to end-users worldwide through our global satellite and ground infrastructure network. We have over 27 years of experience in designing, launching and operating our satellite-based network and developing innovative services for end-users. From our fleet of ten owned and operated geostationary satellites, we provide a wide range of data and voice services, including telephony, fax, video, email and high-speed intranet and internet access. End-users of our services operate at sea, on land and in the air, and include government entities such as the US Department of Defense and the UK Ministry of Defense, shipping companies such as Maersk, energy companies such as Shell, media companies such as CNN and the BBC, airlines such as British Airways, and international aid organizations such as the International Red Cross. Our revenues, operating profit and EBITDA under International Financial Reporting Standards for 2005 were US$491.1 million, US$209.4 million and US$317.0 million, respectively.

During 2005, the maritime, land, leasing and aeronautical sectors of our business accounted for 54%, 25%, 12% and 5% of our total consolidated revenues, respectively. Currently, our services are available at transmission rates of up to 128 kbps via our Inmarsat-2 and Inmarsat-3 network of satellites. Our Regional Broadband Global Area Network (“R-BGAN”) service, of up to 144 kbps and our Broadband Global Area Network (“BGAN”) service to the land sector of up to 492 kbps, are provided via our Inmarsat-4 satellites. Our BGAN services allow us to support a range of sophisticated higher bandwidth services, including internet access, videoconferencing, local area network access and cost competitive voice telephony. Our BGAN services have the same characteristics our end-users have historically enjoyed, including reliability, ease of use and security, and are supported by terminals that are smaller, more portable and cheaper than the terminals used to access our other services.

We have a successful launch and operating record, and have never experienced a satellite failure either upon launch or in orbit. Our current fleet of satellites includes three Inmarsat-2 satellites, launched in the early 1990s, five Inmarsat-3 satellites, launched between 1996 and 1998, and two next-generation Inmarsat-4 satellites, launched in March 2005 and November 2005 respectively. Our Inmarsat-2 satellites have remained in commercial operation beyond their original design lives and Inmarsat-3 satellites are expected to also. We currently expect that the last of our Inmarsat-2 satellites will cease commercial operation in approximately 2010, and that the last of our Inmarsat-3 satellites will cease commercial operation in approximately 2014.

The first Inmarsat-4 satellite was launched in March 2005 and began commercial service in the second quarter of 2005 as the primary satellite in the Indian Ocean region supporting our R-BGAN service, which was previously provided over satellite capacity we leased from Thuraya. The second Inmarsat-4 satellite was launched in November 2005 and began commercial services in the first quarter of 2006 as the primary satellite in the Atlantic Ocean region. The Inmarsat-4 satellites will extend the commercial life of our satellite fleet to around 2020, and will serve as the platform for the introduction of our BGAN services. Following deployment of the second Inmarsat-4 satellite, BGAN services are now available to approximately 85% of the earth’s landmass, covering approximately 98% of the world’s population. With the eventual launch of our third Inmarsat-4 satellite, the timing of which will depend on market demand, our coverage will extend across the whole of the Pacific Ocean region and result in full global coverage by our Inmarsat-4 fleet. Each of our Inmarsat-4 satellites is up to 60 times more powerful and has up to 16 times more communications capacity than an Inmarsat-3 satellite.

We sell our mobile satellite communications services on a wholesale on-demand basis via a well-established, global network of distribution partners, who provide our services to end-users, either directly or indirectly through service providers. Our global network of distribution partners and approximately 444 service providers in approximately 180 countries on six continents provide our services to end-users worldwide. Our distribution partners are affiliated with some of the largest communications companies in the world, including BT, France Telecom, KDDI, Singtel and Telenor and also include other significant independent distribution partners, such as Stratos Global. We have targeted new distribution partners to distribute our BGAN services either directly to end-users or through service providers. Pursuant to our Distribution Agreements, we charge our distribution partners wholesale rates, based on duration or volume of data transmitted according to the types of services they distribute to end-users, subject to annual volume discount arrangements.

In addition, third parties, such as the US Navy, lease mobile satellite communication services capacity from us through our distribution partners.

The following tables sets forth the breakdown of revenue by business sector in dollar terms and as a percentage of total consolidated revenues for the periods indicated:

	2004	2005
	(US$ in millions)
Maritime	251.4	267.1
Land	133.7	121.8
Aeronautical	16.9	22.7
Leasing (including Navigation)	56.9	60.9

Total mobile satellite communications services	458.9	472.5
Other subsidiary revenues	14.9	11.9
Other income	6.9	6.7

Total consolidated revenues	480.7	491.1

	2004	2005
	(percentage)
Maritime	52.3%	54.4%
Land	27.8%	24.8%
Aeronautical	3.6%	4.6%
Leasing (including Navigation)	11.8%	12.4%

Total mobile satellite communications services	95.5%	96.2%
Other subsidiary revenues	3.1%	2.4%
Other income	1.4%	1.4%

Total consolidated revenues	100.0%	100.0%

Geographical Markets

The Group operates in one business segment, the supply of mobile satellite communication services. Within this one business class, we operate in the maritime, land, aeronautical and leasing sectors. Our management evaluates the performance of all four sectors as a unified whole. The performance of all business sectors is viewed as a single segment by the decision-makers of the Group.

We allocate revenues geographically based on the location of our distribution partners, whom we bill for mobile satellite communication services. These distribution partners sell services directly or indirectly to end-users, who may be located elsewhere. It is not possible for us to provide the geographical distribution of end-users, as we do not contract directly with them.

	2004	2005
	(US$ in millions)
Europe	233.7	237.9
North America	151.0	154.1
Asia Pacific	76.3	85.6
Rest of the world	19.7	13.5

Total revenues	480.7	491.1

Our Services and End-Users

Our principal services are mobile satellite communication services, which in 2005 accounted for approximately 96% of our revenue.

Mobile Satellite Communications Services

End-users use our mobile satellite communications services at sea, on land and in the air. We provide mobile data and voice services on a wholesale, on-demand basis through user terminals that vary based on bandwidth capability, size, mobility, and cost and lease capacity. Some of our services are available only in specified sectors (e.g., maritime-only applications), while others are available across a number of market sectors.

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

We began to introduce our next-generation services based on higher bandwidth, which support applications requiring significantly higher data transmission rates. In the fourth quarter of 2002, we introduced R-BGAN, our first next-generation product using satellite capacity we leased from Thuraya until July 2005. R-BGAN is available in approximately 150 countries across Europe, the Middle East, the Indian sub-continent, Africa and much of South East Asia and Asia Pacific. R-BGAN offers packet-based data services at transmission rates of up to 144 kbps. Our existing R-BGAN terminals facilitated the migration from the Thuraya satellite to our Inmarsat-4 satellite in July 2005, through a simple software download by the end-user and a polarity switch on the terminal. In light of the successful launch of our first Inmarsat-4 satellite in March 2005, the migration of all R-BGAN traffic to our first Inmarsat-4 satellite was completed in July 2005 and the Thuraya lease was subsequently terminated. For more information on our R-BGAN terminals, see “—Our Services and End-users—End-user Terminals” below. Now that our BGAN service has commenced from December 2005, we expect our R-BGAN customers to transition to our BGAN services over time.

Our BGAN and Other Next-generation Services

BGAN

The broadband capability offered by our Inmarsat-4 satellites allows us to introduce a new generation of mobile satellite communications services. Our BGAN service is the first such service which we introduced in December 2005, and initially is targeting the land sector. BGAN offers end-users secure, reliable broadband for high-speed data applications. The service will support data transmission rates of up to 492 kbps, similar to, and in some cases higher than, the transmission rates planned for third generation terrestrial wireless networks, with the option of 64 kbps ISDN or QoS IP streaming at 32, 64, 128 or 256 kbps. Applications for BGAN include office applications (VPN and LAN), large file transfer, video store-and-forward, video live broadcast, video conferencing and high-quality, price-competitive voice telephony. BGAN will also support phone services such as SMS, call waiting, call forwarding and voicemail. The successful deployment of our second Inmarsat-4 satellite means that we are able to offer high-bandwidth BGAN services covering approximately 85% of the earth’s land mass, covering approximately 98% of the world’s population.

Other Next-generation Services

We are developing next-generation services for the aeronautical and maritime sectors, under the SwiftBroadband and FleetBroadband brands. Our SwiftBroadband and FleetBroadband services will be accessed by end-users through dedicated terminals specifically designed for use in flight and at sea, respectively.

Maritime End Users

We are the leading global provider of mobile satellite communications services to the maritime sector. During 2005, the maritime sector represented 54.4% of our total revenues, of which approximately 38.2% was generated by voice services and 61.8% was generated by data services.

End-users of our services in the maritime sector include companies engaged in merchant shipping, passenger transport, fishing, energy and leisure, as well as government and maritime patrol organizations (such as navies and coast guards). Merchant shipping accounts for the bulk of our maritime revenues, as those ships spend the majority of their time at sea away from coastal areas and out of reach of terrestrial communication services.

Maritime end-users utilize our satellite communications services for the following:

•	Data and information applications. Ships’ crews and passengers use our services to send and receive email and data files, and to receive other information services such as electronic newspapers, weather reports, emergency bulletins and electronic chart and their updates. The new data speeds we now offer allows video conference applications to work over the premium services which enables video conference calling from any ocean region around the world.

•	Vessel management, procurement and asset tracking. Shipping operators use our services to manage inventory on board ships and to transmit data, such as course, speed and fuel stock. Our services can be integrated with a global positioning system to provide a position reporting capability. Many fishing vessels are required to carry terminals using our services to monitor catches and to ensure compliance with geographic fishing restrictions. Furthermore, new security regulations in certain jurisdictions are expected to require tracking of merchant vessels in territorial waters.

•	Voice services for passengers and crew. The majority of maritime sector end-users use our services for voice calls. Merchant shipping operators increasingly use our services to provide prepaid phone cards and or payphones for crew use with preferential rates during off peak times during the day.

With respect to existing services, we provide the following products to the maritime sector: Inmarsat A, Inmarsat B, Inmarsat C, mini-C, Inmarsat D+, Inmarsat M, mini-M, Fleet F33, Fleet F55, Fleet F77 and Fleet F77 128K and leases. These products offer voice service and data transmission rates ranging from 600 bps to 128 kbps.

Our Inmarsat A product is an analogue service, which offers voice and lower speed data transmission rates of between 9.6 and up to 64 kbps in some circumstances. It supports a range of services including fax, telex, email, text messaging, telemetry, position reporting and distress services. We have notified end-users of our intent to cease supporting Inmarsat A in 2007.

The remainder of our maritime services are digital, and typically offer higher speed data transmission rates designed to meet increasing demand from shipping enterprises for cost-effective services and a broader range of applications, such as email and internet and intranet access. We also expect that access to competitive voice and reliable high-speed data services will become increasingly important to passengers and crew on ships who wish to maintain links with shore.

In addition to our commercial activities, we provide GMDSS safety services to the maritime sector. Ships in distress use our safety services to alert a maritime rescue co-ordination centre of their situation and position. The rescue co-ordination centre then uses our services to co-ordinate rescue efforts among ships in the area. The IMO requires all cargo vessels over 300 gross tons and all passenger vessels, irrespective of size, that travel in international waters to carry distress and safety terminals that use our services. European Union regulation requires EU-registered fishing vessels longer than 16 meters, to carry terminals for the purpose of positional reporting of those vessels. Typically, our maritime terminals support our commercial services as well as our GMDSS services, which are not revenue generating. We are currently recognized by the IMO as the sole provider of the satellite communications services required for GMDSS.

The IMO may in the future allow other satellite communications service providers that meet the requisite safety service requirements to provide the services required for GMDSS.

Land-Based End-users

We are the leading global provider of mobile satellite communications services to the land sector, providing services to areas not served by existing terrestrial communications networks. We believe that increasing workforce mobility and widespread demand for mobile communications devices capable of delivering higher data rates should contribute to increasing demand for our land-based data services by enterprise-level users operating outside the coverage of terrestrial networks.

During 2005, the land sector represented 24.8% of our total revenues, of which voice services generated approximately 19.4% and data services generated approximately 80.6%.

Military and government agencies constitute the largest end-users in the land sector and, similar to maritime end-users, demand reliable, high quality service. In addition to military and government users, aid organizations, media, construction, energy and transport companies utilize our services. Global security concerns, such as the recent conflicts and peacekeeping events in Afghanistan and Iraq and in response to natural disasters, continue to increase demand for our user terminals and services.

Our land-based end-users utilize our satellite communications services for:

•	Voice, data and videophone. Media companies and multinational corporations use our services for video conferencing, business telephony and to provide pay telephony services for employees in communities inadequately served by terrestrial networks. Media organizations transmit live broadcast quality voice, live videophone and store-and-forward video footage and still images using our services.

•	Mobile and remote office connectivity. A variety of enterprises use our services to access data, email, digital images, internet and corporate network connections.

•	Vehicle and facilities management. Our services are used to monitor the location of transport fleets and to conduct two-way communications with drivers. Governments and multinational corporations use our services to run applications that enable the remote operation of facilities such as lighthouses and oil pipelines.

We offer both data and voice services to land sector end-users. Other than R-BGAN and BGAN, all of our existing land services are available globally (excluding polar regions).

With respect to existing services, we provide the following products to the land sector: Inmarsat A, Inmarsat B, Inmarsat C, Inmarsat D+, Inmarsat M, Mini-M, GAN, R-BGAN and BGAN. These products offer data transmission rates ranging from 600 bps to 492 kbps (or higher, where multiple terminals are bonded).

Higher speed versions of our Inmarsat A and B service offer data transmission rates up to 64 kbps and our GAN service up to 256 kbps by combining channels; a rate higher than that available over most existing terrestrial wireless networks. Our GAN service offers a seamless extension for corporate networks for email, internet access, remote office connectivity and document transfer. Our mobile packet data service, for which end-users pay by the volume of data received and transmitted, rather than by the amount of time that they are on a call, further enhances our GAN service by supporting IP standards. This facilitates more cost-effective services and a wider variety of applications.

BGAN services commenced commercial services over the Inmarsat-4 F1 in December 2005 offering data rates up to 492 kbps. BGAN takes Inmarsat to the next level as an ongoing pioneer of global satellite communications. BGAN supports IP data services as well as traditional circuit switched data and voice, simultaneously via small, lightweight terminals that are easy to set up and simple to use. Furthermore BGAN is the first mobile communications service to offer guaranteed data rates on demand (‘streaming’).

Aeronautical End-users

We are the leading global provider of mobile satellite communications services to the aeronautical sector. During 2005, the aeronautical sector represented 4.6% of our total revenues. In the aeronautical sector, our satellite communications services are used principally by commercial airlines and corporate jets, as well as governmental end-users. Currently, our terminals are installed in approximately 80% of all long-haul commercial aircraft for navigation and air-traffic control purposes.

Aeronautical end-users utilize our satellite communications services for:

•	Air traffic control communications (“safety services”). Aircraft crew and air traffic controllers use our services for data and voice transmission to communicate between the flight deck or avionics and ground based control facilities. This includes the automatic reporting of an aircraft’s position, and controller—pilot data link communication for clearance and information services. For example, users co-ordinate revisions of flight plans en route and transmit aircraft systems’ data to the ground.

•	Aeronautical operational communications. Aircraft crew and airline ground operations use our services for air-to-ground telephony and data communications. For example, users transmit aircraft systems’ “mission critical” condition data to the ground.

•	Aeronautical passenger communications. Aircraft passengers use our services for air-to-ground telephony, fax services and data communications.

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

We are currently the only satellite communications provider that complies with ICAO’s standards for the provision of aeronautical safety services, such as air traffic management and aircraft operational control. In some Pacific regions, approximately 90% of the aircraft use our satellite system for safety service applications. In the North Atlantic region, which introduced data link safety services more recently, approximately 35% of flights use our satellite system for aeronautical safety services.

End-user Terminals

Our data and voice services are provided over a range of communications terminals with different bandwidth capabilities, size, mobility and cost. Some of these terminals also provide maritime and air safety services. As size and portability are not as critical for maritime and aeronautical based users, the terminals available to these users are often larger, more expensive and satisfy the users’ requirements for stabilization and more stringent pointing capabilities (rather than portability). Other services and terminals, such as devices used for tracking and messaging, are also available.

Specialized third parties manufacture our user terminals and, except in the case of R-BGAN terminals, sell them to end-users directly or via their own independent sales channels, as do our distribution partners and service providers. In the case of end-user terminals for our R-BGAN services, we sell these terminals directly to our distribution partners. We establish the performance specifications of all terminals used to access our services with the terminal manufacturers. This helps us to ensure that our service quality objectives are met.

Our R-BGAN terminals are designed to provide access via our Inmarsat-4 satellites. BGAN terminals use the same Subscriber Identity Module cards as are used by R-BGAN and terrestrial wireless terminals. This inter-operability will enable distribution partners and service providers to deliver a single bill to users for both their mobile satellite and terrestrial communications services, subject to the establishment of appropriate roaming agreements.

Thrane & Thrane, Nera SatCom and Hughes Network Systems have developed terminals to access our newly introduced BGAN service. These manufacturers offer BGAN terminals for sale to end-users through their respective networks following the launch of our next-generation BGAN services. We have not entered, and do not plan to enter, into any purchase commitments for BGAN terminals. We are also discussing the design of terminals to access other next-generation services with our manufacturing partners. Thrane & Thrane, Nera SatCom, EMS and JRC all provide terminals for our existing services and HNS manufacture R-BGAN terminals.

Leasing

We lease capacity on our Inmarsat-2 and Inmarsat-3 satellites to distribution partners who provide the capacity to end-users. We also expect to lease capacity on our Inmarsat-4 satellites. Typically, our capacity leases are short term, with terms up to one year, although they can be as long as five years. The US Navy is the principal end-user of leased capacity on our satellites. We also lease specialized satellite navigation transponders on our Inmarsat-3 satellites primarily for the provision of navigation services to US and European civil aviation organizations, for up to five years. For 2005, total leasing revenues represented 12% of our total revenues.

Distribution

Existing Services

Our relationship with distribution partners for our existing services (other than R-BGAN and BGAN) is governed by distribution agreements, which took effect from 15 April 2004. All of our distribution partners apart from those previously who had signed a R-BGAN Distribution Agreement are required to execute a commercial framework agreement and at least one distribution agreement. For existing services under these agreements:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services;

•	with respect to our existing demand-assigned and lease services (but excluding R-BGAN and BGAN) and with very few exceptions, we can only have a direct contractual relationship with companies (whether distribution partners or other entities) that operate Land Earth Stations. With respect to our R-BGAN, BGAN and lease services under the Inmarsat-4 narrow spot beams, this arrangement has changed, as we may contract with other distribution partners and we will handle the landing of all traffic relating to these services from our own Satellite Access Stations; and

•	we have agreed wholesale prices and volume-based discounts for most of our existing services until at least December 31, 2008. For more information, see “Item 5: Operating and Financial Review and Prospects—Factors Affecting Our Results of Operations—Effect of volume discounts under our commercial framework agreement and new master distribution agreement”.

Next-generation Services

We distribute our R-BGAN services and our BGAN services through certain of our existing distribution partners (who include R-BGAN and BGAN services, in their suite of Inmarsat services which they offer to end-users), as well as through new distribution partners who focus exclusively on our R-BGAN and BGAN services. To date, we have entered into R-BGAN distribution agreements with 15 distribution partners, of whom eight are new distribution partners. We have also entered into BGAN distribution agreements with 10 distribution partners for our BGAN services.

This smaller group of distribution partners has been selected on the basis of strength to deliver our BGAN service to key end-user markets, including media and energy industries, and distribution partners’ willingness to invest significant resources to collaborate with us in the development and marketing of our BGAN services.

Under the Distribution Agreements in respect of our next-generation R-BGAN and BGAN services:

•	we do not set the prices end-users pay for our services;

•	we cannot contract with end-users of our services;

•	we may appoint new distributors (who are not existing distribution partners) in accordance with agreed selection criteria related to the capability, stability, liquidity and performance of those distributors; and

•	we have agreed to volume-based discounts for our next-generation services until at least December 31, 2008.

For more information on the Distribution Agreements, see “Item 10: Additional Information—Material Contracts.”

Sales and Marketing

Our sales and marketing organization is designed to reflect our strategy as a focused wholesaler, which is based on our extensive network of distribution partners and service providers. Our sales and marketing organization interacts closely with our distribution partners and certain service providers to support them in marketing our existing and new mobile satellite communication services services to end-users. We engage in limited targeted joint marketing activities with them to attract end-users to our services. At the same time, a key function of our sales and marketing organization is to gather, review and analyze end-user market intelligence as an important input as we define our business and product strategy.

Our sales and marketing organization pursues the following key objectives:

•	identify end-user segments, which are important to our business;

•	understand end-user needs as our existing services evolve further and we introduce new services;

•	develop and deliver the product and service propositions to meet these end-user needs;

•	create and deliver the marketing programmes and business development support to achieve our revenue goals;

•	manage the marketing mix—product lifecycle, pricing structure and levels, brand and communications;

•	enhance our relationships with distribution partners, which are key to the growth of our business;

•	identify and add new distribution partners to our distribution network for the roll-out of our new high-bandwidth services;

•	co-operate closely with our existing and new distribution partners to exploit growth opportunities; and

•	focus in particular on government end-users as a key growth segment for our business.

Our Network and Technology

Our Network

Our network is one of the largest satellite-based global mobile communications networks in the world. It comprises:

•	our fleet of 10 owned satellites in geostationary orbit;

•	land earth stations owned by our distribution partners, which transmit and receive our communications services to and from our satellites;

•	two satellite access stations each comprising 2 antennae, one of which transmits and receives our R-BGAN traffic to and from our satellite network and both of which transmit and receive our BGAN traffic to and from our satellite network; and

•	a range of wireline communications links to terrestrial communications networks, which are procured or provided by our distribution partners (except for BGAN devices).

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

Our Satellites

The key characteristics of our existing and planned geostationary satellites are summarized in the following table.

Key characteristics	Inmarsat-2	Inmarsat-3	Inmarsat-4
Number of satellites	4 (3 in orbit/ 1 in process of being de-orbited)	5 (all in orbit)	2 in orbit 1 held as a ground spare

Coverage and spot beams	Global beam	Global beam and seven wide spot beams(1)	Global beam, 19 wide spot beams(1) and 200+ narrow spot beams(2)

Launch dates	October 1990 - April 1992	April 1996 - February 1998	F1 launched March 2005 F2 launched in November 2005 and F3 held as ground spare until market demand

Orbital position (on the equator)	143.5E, 98W, 109E	64E, 15.5W, 178E, 142W, 25E	64E, 53W, 178E

Geographic coverage	Global (other than extreme polar regions)	Global (other than extreme polar regions)	85% of the earth’s land mass(3)

Manufacturer	British Aerospace	Lockheed Martin	Astrium

Payload(4)	Hughes	Marconi	Astrium

Launch vehicle	Delta, Ariane	Atlas Centaur, Proton, Ariane	Atlas V (first launch) Sea Launch (second launch)

Cost (including launch insurance)	US$675 million	US$895 million	US$1.1 billion(5)

(1)	A wide spot beam has an average diameter of approximately 3,400 kilometres (2,100 miles), covering an area approximately the size of the continental United States.

(2)	A narrow spot beam has an average diameter of approximately 800 kilometres (500 miles), when pointed directly at the geographical regional immediately below the satellite (the “sub-satellite point”). This equates to an area approximately the size of Kenya. As the spot beam geographical coverage progressively moves away from the sub-satellite point, the geographical area covered by a narrow spot beam also progressively increases.

(3)	Excludes the extreme North Atlantic Ocean, most of the Pacific Ocean, Alaska and parts of Australia, Japan and the west coast of North America. Successful deployment of Inmarsat-4 F3 satellite will provide global coverage.

(4)	Payload refers to communications subsystem.

(5)	Based on our estimate of the costs to build three and launch and insure two Inmarsat-4 satellites. Excludes the development cost of building our two land earth stations and end-user terminals. We estimate that the total cost of our Inmarsat-4 programme, including our land earth stations and developing user terminals for our BGAN service, will be approximately US$1.5 billion.

Our Inmarsat-2 and Inmarsat-3 Satellites

Each of our Inmarsat-2 satellites and Inmarsat-3 satellites covers up to one third of the earth’s surface, giving our existing services (other than R-BGAN and BGAN) a global reach (except for the extreme polar regions).

Both our Inmarsat-2 and Inmarsat-3 satellites operate in orbits designed to minimize the number of manoeuvres required to maintain the satellites in their designated orbital locations. The satellites contain on-board fuel to support both regular position maintenance manoeuvres and possible relocations to new orbital locations. All manoeuvres consume on-board fuel and therefore reduce the remaining commercial life of a satellite. We have managed the manoeuvres of our satellites in order to optimize the usable life of our satellite fleet.

Our Inmarsat-4 next-generation Satellites

In May 2000, we entered into a contract with Astrium SAS for the development and construction of three next-generation Inmarsat-4 satellites. These satellites are designed to support high-bandwidth data services by incorporating higher-power transponders that can be focused into narrower beams than our earlier satellites. Each of our new Inmarsat-4 satellites has more than 200 narrow spot beams and 19 wide spot beams in addition to its global beam. The satellites also employ technology, that enables us to adjust the size, shape and power of spot beams to meet changing user demand. The design of the spot beams on our Inmarsat-4 satellites allows us to use the available spectrum more than 12 times more efficiently than is possible on our Inmarsat-3 satellites. Accordingly, each Inmarsat-4 satellite that is operational is 60 times more powerful than an Inmarsat-3 satellite (measured by maximum EIRP) on the narrowest spot beam, and each of our Inmarsat-4 satellites will be capable of providing approximately 16 times more communications capacity than each of our Inmarsat-3 satellites, based on estimates of forward and return data rates of GAN services on the Inmarsat-3 satellites and BGAN on our Inmarsat-4 satellites.

On March 11, 2005, we launched our first Inmarsat-4 satellite and on November 8, 2005 we launched our second Inmarsat-4 satellite. The initial orbital positions of these two satellites enable us to deliver BGAN services to approximately 85% of the earth’s land mass, covering approximately 98% of the earth’s population. Following the planned launch of our third Inmarsat-4 satellite, the timing of which will depend on market demand and launch vehicle availability, our coverage will extend across the Pacific Ocean region and result in full global coverage by our Inmarsat-4 fleet.

We have entered into two agreements one with Sea Launch Limited Partnership and the other with Lockheed Martin Commercial Launch Services, Inc to provide options for an additional launch for our third Inmarsat-4 satellite.

Ground Infrastructure

Ground Infrastructure for Inmarsat-2 and Inmarsat-3 Satellites

Our existing satellites receive and transmit our existing communications services through a network of land earth stations that are owned by our distribution partners. These land earth stations procure or provide the connections required to link our satellite system with terrestrial communications networks. Under the Distribution Agreements, we are restricted from owning or establishing land earth stations that access our existing services (other than R-BGAN and BGAN) except in limited circumstances.

Our satellites are controlled from our satellite control and network operations centre in London via tracking, telemetry and control ground stations situated in Canada, Italy, Norway, China and New Zealand. We expect to be operating a further ground station in Russia in the near future. We typically interrogate our satellites every 16 seconds to verify their performance across thousands of parameters. From our satellite control centre we manage each satellite’s on-board systems, maintain each satellite within its designated orbital location and monitor the performance data transmitted from each satellite, taking corrective actions as required. Our network co-ordination stations allocate channels among the land earth stations in their regions. Our satellite control centre, our six ground stations and our four principal network co-ordination stations are all connected by a variety of leased communications links.

Our operation and control infrastructure is designed to ensure that redundant facilities are available should components in our operation and control system fail. Most of our satellites can be controlled from two ground stations, and we have a fully redundant back-up control centre in England that mirrors the functionality of our primary satellite control and network operations centre in London. Over the three years ended December 31, 2005, our average network availability exceeded 99.99%.

Ground Infrastructure for Our Next-generation Satellites

Our Inmarsat-4 satellite system is supported by existing land earth stations with respect to the transmission and receipt of our existing services, following their migration from the Inmarsat-3 constellation to the Inmarsat-4 constellation.

We have built two Satellite Access Stations (“SASs”) to transmit and receive our next-generation BGAN services via the Indian Ocean Region and Atlantic Ocean Region (West) Inmarsat-4 satellites. The stations are located at Fucino in Italy and at Burum in the Netherlands each consists of two separate antennae and sufficient equipment to operate the BGAN services over one or both of the Inmarsat-4 satellites. These stations thus provide complete site redundancy in case of partial or total outage of one SAS station. We have entered into a contract with Telespazio S.p.A. to prepare and operate the Fucino SAS, and with Xantic, one of our existing distribution partners, for substantially similar services at the Burum SAS.

Billing

Our billing systems collect and process data relating to all communications services we provide over our satellite network.

For Existing and Evolved data and voice services based on circuit switched technology, and where capacity is provided on a demand-assigned basis, our charges for the service commence from the time that one of our network co-ordination stations assigns a channel (that is, when a signal is received by the network co-ordination station from one of our satellites) and end when the channel is released. We measure utilization to the nearest hundredth of a second. Services billed on this basis include all voice services and our Inmarsat A, Inmarsat B, Mini-M, Swift64, Fleet and GAN ISDN data services.

For data services based on packet-mode technology, and provided on a demand-assigned basis, we charge on a usage basis according to the volume of data transmitted. Examples of such services billed on this basis include R-BGAN, GAN Mobile Packet Data, Fleet Mobile Packet Data, Swift Mobile Packet Data, Inmarsat C and certain aeronautical data services.

We also provide dedicated leased capacity on all of our Inmarsat-2 satellites and certain of our Inmarsat-3 satellites for various services. We also lease specialized navigational transponders on our Inmarsat-3 satellites. Each lessee is charged a fixed fee based on the duration of the lease and the satellite capacity, measured by power and bandwidth, provided under it. The fee is calculated according to tariffs that we publish to our distribution partners and the availability of, and demand for, our leased services.

For capacity provided on a demand-assigned basis, our billing systems measure and collate the charges for all services provided to each distribution partner and generate a monthly invoice for those charges. We receive payments from our distribution partners on a monthly basis. For capacity provided on a leased basis, invoices are generated and payable by the distribution partner on a basis appropriate to the duration of the lease. Typically, for leases of 12 months or less, invoices are payable prior to commencement of the lease.

During 2005, we progressively implemented business support systems, including customer administration, customer relationship management, call record distribution and call rating/billing for our BGAN services. Final acceptance of the BGAN Business Support Systems (BSS) provided by Danet took place in April 2005. Live operation on the BGAN BSS commenced in mid-2005 with the phased migration of R-BGAN services.

Insurance of Our Business and Insurable Assets

Insurance of Our Satellites

Launch insurance.    Insured parties typically obtain sufficient launch insurance to cover the “net book value” of an insured satellite, but a prudent insured party may elect to obtain a lower level of insurance coverage to the extent it has one or more spare satellites available to replace an insured satellite in the event of a failure. “Net book value” includes the cost of the relevant satellite, related launch insurance premiums, the cost of purchasing a satellite launch vehicle and related services and capitalized costs. The average net book value of each of our first two Inmarsat-4 satellites at the time of launch was approximately US$325 million.

We obtained launch plus one year of in-orbit insurance for our Inmarsat-4 satellites. Each satellite is insured for US$225 million. We have paid premiums for the first two Inmarsat-4 satellites in full prior to the launch of each of them. For our third Inmarsat-4 satellite, we have paid in aggregate a deposit of US$3.9 million. If we do not launch this satellite prior to the end of 2006, this deposit will be refundable. We capitalize launch insurance premiums associated with our Inmarsat-4 satellites and amortize them over the relevant satellite’s operational life.

In-orbit insurance.    We intend to maintain commercially prudent levels of in-orbit insurance for our Inmarsat-4 satellites on expiry of the existing launch plus one year in–orbit insurance coverage. The cost of obtaining insurance varies as a result of either satellite failures or general conditions in the insurance industry. For future years, in-orbit insurance policies for our Inmarsat-4 satellites may not continue to be available on commercially reasonable terms, or at all. In March 2006 we placed in-orbit insurance for our first two Inmarsat-4 satellites until November 2007.

We are not required, and do not intend, to obtain in-orbit insurance for our Inmarsat-2 or Inmarsat-3 satellites.

Third Party Liability Insurance.    We also maintain third-party legal liability insurance. This insurance cover is in respect of sums which we might become legally obligated to pay for bodily injury or property damage caused by an occurrence related to services provided through the Inmarsat network or arising out of the ownership and/or operation of the Inmarsat fleet of satellites and including liability arising under the Convention on International Liability for Damage Caused by Space Objects (TIAS 7762) and the United Kingdom Outer Space Act 1986.

Intellectual Property

Our Brand

Our main brands are “Inmarsat” and “Via Inmarsat”. The “Inmarsat” word is a trademark licensed to us exclusively and perpetually by the International Mobile Satellite Organization (“IMSO”). We have the right to have IMSO apply for registration of this trademark in the name of the IMSO in any country in the world. The trade mark is currently registered for equipment and services that are important to our business in countries including Australia, Brazil, the Netherlands, Belgium, Luxembourg, Canada, China, France, Germany, Norway, Singapore, Mexico, New Zealand, UAE, Egypt, Japan, Russia, South Africa, the United Kingdom and the United States.

Our license from IMSO allows us to grant sub-licenses. We have granted non-exclusive and royalty-free sub-licenses to, among others, our distribution partners and service providers to use our “Via Inmarsat” brand on the basis of the IMSO License.

In addition to the trademark licensed to us by IMSO, we own both registered and unregistered trademarks that are important to our business. These marks include “Fleet”, “Swift64”, “BGAN”, “Total Communications Network” and “Broadband for a Mobile Planet”.

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

In addition to the above, or where patent protection is not possible or practicable for us, we seek to protect significant information about our technology, or “know-how,” by releasing it only to those third parties who have a reasonable need to access it (for example, for “Inmarsat Purposes,” in connection with the design, development, manufacture, reconstruction, modification, establishment, operation or maintenance of equipment, components or software capable of use, either directly or indirectly, with the satellites and other centralized infrastructure owned, leased or operated by or on behalf of Inmarsat) and who have signed confidentiality agreements or license agreements containing strict confidentiality obligations.

Key Operational Software

We own some of the key operational software used in our satellite control and network operations centre because it was created by our employees or by outside consultants who have transferred their intellectual property rights in that software to us. Our main software of this kind is an operational alarms and measurement system used in our network operations center, together with the Inmarsat Storm Satellite Support System suite of software used to control our satellites.

The rest of our operational software is custom software designed by either third parties who have retained the intellectual property rights in it, but licensed those rights to us (normally on a non-exclusive, royalty-free, perpetual, worldwide basis) for use for Inmarsat Purposes (as defined above), or by our employees based on existing software supplied by third parties who have granted to us licenses to adapt that software.

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

Global Mobile Satellite Communications Services Competitors

Although we pioneered the provision of global mobile satellite communication services when we commenced providing our services in 1982, we currently face competition from two multi-regional mobile satellite communication services operators, Iridium and Globalstar. It is likely that we could face significant competition in the future from global network operators, which may adversely affect end-user take-up of our services and affect our revenues. We may also face competition in the future from other companies that develop global mobile satellite communication networks. For more information, see “Item 3: Risk Factors—Risks Relating to Our Business—The global communications industry is highly competitive”.

In 1998, Iridium, a global mobile satellite operator with a low-earth orbit system, commenced operations. After filing for US bankruptcy protection in March 2000, Iridium recommenced service in early 2001. Since then, we have faced increasing competition from Iridium in some of our target markets, particularly in relation to voice and our lower speed mini-M data service in the land and maritime sectors. Iridium provides data and voice services at rates of up to 9.6 kbps with compression software. The terminals used to access Iridium services are handheld devices that are smaller and less expensive than the terminals used to access our competing services. In addition, Iridium’s end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and service providers for our comparable services.

Globalstar, which operates a multi-regional low-earth orbit system, began introducing commercial services in 2000. Despite near-global satellite coverage, Globalstar’s service is available only on a multi-regional basis as a consequence of gaps in its ground transmission facilities but for which they have plans to reduce such gaps. The Globalstar system provides data and voice services at transmission rates of up to 9.6 kbps. The terminals used to access Globalstar services are handheld devices that are smaller and less expensive than the terminals used to access our services. They can also be used to access GSM terrestrial wireless communications services. Globalstar’s end-user call charges are competitive with, and in some cases cheaper than, the rates offered by our distribution partners and other service providers for our comparable services.

In February 2002, Globalstar filed for bankruptcy protection, which it exited in 2004 following its acquisition by Thermo Capital Partners. Globalstar must list publically by October 2006 under the conditions to exit from Chapter 11.

In March 2005, Globalstar applied to the FCC for authorization to provide an integrated mobile satellite communication services/ATC service in the United States. Both Iridium and Globalstar operate in a separate part of the spectrum to us, in the “Big LEO” band, meaning that they do not interfere with our L-band operations or compete for spectrum in the L-band.

ICO Global Communications Inc. and TMI/Terrestar Networks Inc. are planning to deploy integrated mobile satellite communication services/ATC service in North America, in 2007 and 2008 respectively. They will operate in the 2 GHz band, which will not interfere with our L-band operations. Because there is more contiguous spectrum available in the 2 GHz band, they will be able to provide higher-speed multimedia services.

Regional Mobile Satellite Communications Services Competitors

There are a number of regional mobile satellite operators with which we compete in the provision of services to end-users who do not require global or multi regional services. All of these competitors operate geostationary satellites. Some of them provide data and voice services at transmission rates ranging from 2.4 to 9.6 kbps while others provide data at transmission rates of up to 144 kbps. Our regional mobile satellite competitors currently include Thuraya, principally in the Middle East and Africa, Asia Cellular Satellite, or ACeS, in Asia, MSV in the Americas, Optus MobileSat in Australia, INSAT 3C in India and N-Star in Japan.

Thuraya offers voice and low-speed data services at transmission rates of up to 9.6 kbps in Europe (excluding parts of Scandinavia), Northern and Central Africa, the Middle East, parts of Central Asia and the Indian subcontinent. Thuraya’s services are provided over handheld devices which are less expensive than the terminals used to access our services, and provide lower end-user call charge rates than the rates offered by our distribution partners and other service providers for our services. Thuraya introduced a higher data rate service in 2005 that provides data at transmission rates of up to 144 kbps.

ACeS offers voice and low-speed data services in Central and Southeast Asia using handheld devices that are less expensive than the terminals used to access our comparable services, and typically charge lower end-user call rates than those charged for our services.

MSV offers voice and low-speed data services in the Americas using notebook devices that are smaller in size and less expensive than comparable Inmarsat terminals such as mini-M. On November 8, 2004, the FCC issued an order granting MSV an ATC license and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. For more information, see “Part 1: Risk Factors—Risks Relating to Our Business—Applications by our competitors to use L-band spectrum for terrestrial services or on an ancillary basis could interfere with our services”.

Each of Thuraya, ACeS and MSV operate in the L-band, the latter in Region 2 (North America) and the former two in Region 3 (Asia and Australia), and therefore compete with us for spectrum allocations in the L-band. Thuraya also operates in Region 1 (Europe, Middle East and Africa).

VSAT Service Competitors

We face emerging competition in some of our target market segments from communications providers such as Connexions by Boeing and Sealink who operate private networks using VSATs or hybrid systems to target business users. VSATs are fixed or transportable terminals that access higher bandwidth services provided over satellite systems operating in the C-band and Ku-band radio frequencies. As well as new operators entering this area, the likely addition of further FSS satellite capacity may provide further competitive price pressure on the cost to end-users of VSAT services. Communication services provided by VSATs are primarily targeted at users who have a need for high-volume or high-bandwidth data services. As VSATs are typically larger and heavier than the terminals that access our services and must be fixed to a stabilized platform before they can be used, they are best suited for users for whom the size, weight and mobility of terminals are not as critical.

Technological innovation in VSAT terminals, together with increased C-band and Ku-band coverage and commoditization, have increased the competitiveness of VSAT and hybrid systems in some traditional mobile satellite communication services sectors by permitting smaller, more flexible and cheaper systems.

Terrestrial Competitors

We do not currently compete directly with existing terrestrial communications service providers; instead, we provide services primarily in areas terrestrial networks do not serve at all or for which they are not fit.

However, gradual extensions of terrestrial wireline and wireless communications networks and technologies to areas not currently served by them may reduce demand for our existing services and other services that we expect to provide. We expect that future extensions of terrestrial networks will be driven by economic returns generated by extending wireline or wireless networks. We also expect that many underdeveloped areas will be too sparsely populated to generate returns on investment required to build terrestrial communications networks. Unlike our terrestrial competitors, we can provide communications services to these underdeveloped areas at no incremental cost.

REGULATION

Introduction

Our business is regulated by a number of national and international regulatory authorities. We are subject to the regulatory authority of the government of the United Kingdom, as well as of the national authorities in the countries in which we operate. We are also subject to the regulations of various international organizations, including the ITU, IMSO and the EU.

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

Regulation of Our Satellite System

UK Outer Space Act 1986

Our activities in outer space are regulated by the UK Outer Space Act 1986, which implements into UK law obligations under various international treaties. The Outer Space Act prohibits us from, among other things, operating a space object and carrying on any activity in outer space without a license from the UK Secretary of State for Trade and Industry issued under the Outer Space Act. Accordingly, we have obtained licenses under the Outer Space Act for our eleven in-orbit satellites and we will apply for a license for our third Inmarsat-4 satellite at the appropriate time once a decision is made whether to launch.

Under the UK Outer Space Act, we are obliged to provide an indemnity to the UK government for an unlimited amount for any claims brought against it as a result of our licensed activities (for example, any actions brought against the UK government if one of our satellites were to collide with another spacecraft). We are also required by our licenses to obtain insurance of up to £100 million per satellite to be used to pay any sums to the UK government in respect of this indemnity, which amount may be increased in the future by the UK government. We have obtained the required insurance for our eleven in-orbit satellites and for our remaining one Inmarsat-4 satellite in anticipation of the likely requirement to indemnify the UK government, and obtain insurance of this type, to secure a license for our remaining Inmarsat-4 satellite under the Outer Space Act.

UK Communications Act 2003

Under the UK Communications Act 2003, which came into force on July 25, 2003, the UK government intends to introduce supplementary spectrum licensing requirements in respect of recognized spectrum access (“RSA”), which could cover space-to-earth transmissions such as those we provide. The regulator has not yet decided on the application of these requirements, or on any fees to be assessed. We are one of many organizations, which have made representations to the UK government against the assessment of such (national) fees for mobile satellite communications services provided globally on the basis that we do not serve a single national market. We are awaiting a response to these representations. The regulator has announced that it plans to consult further before implementing any RSA licensing in the satellite sector.

International Telecommunication Union Filings and Co-ordination Procedures

The ITU is the United Nations treaty organization responsible for worldwide co-operation and standardization in the telecommunications sector. The ITU registers radio frequency bands and orbital locations used by satellites and publishes the Radio Regulations, which set out detailed rules for use of spectrum.

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

All necessary filings for our in-orbit satellites have been made on our behalf by the UK Radiocommunications Agency (which, from December 29, 2003, was incorporated into and replaced by the UK Office of Communications, known as OFCOM). Once filings have been made with the ITU, a frequency co-ordination process follows to ensure that each operator’s services do not cause unacceptable interference to the services of other operators. The negotiations are conducted by the national administrations with the assistance of satellite operators. The timetable and procedures for co-ordination are also governed by the Radio Regulations. We have co-ordinated frequencies in the mobile satellite services spectrum at L-band (1.5 and 1.6 GHz) for communication between our satellites and end-user terminals, as well as frequencies in the C-band (4 and 6 GHz) for communications between land earth stations and our satellites. We also have co-ordinated frequencies in the C-band for our tracking, telemetry and command signals to and from our satellites.

Frequency in the L-band is supposed to be allocated on an annual basis in a regional multilateral co-ordination process, which takes place annually through two separate and independent regional operator review meetings among satellite operators using frequencies in the L-band. One meeting involves operators whose satellites cover North America (known as Region 2), while the other involves operators whose satellites cover Europe (known as Region 1), Africa, Asia and the Pacific (collectively known as Region 3). Both of these groups co-ordinate our use of frequencies in South America. In each case, satellite operators co-ordinate frequencies and assign spectrum by consensus. It is always possible to agree frequency allocation and co-ordination on a bilateral basis between operators outside this multilateral process, subject to non-interference with third parties.

In the past, we have been able to secure sufficient spectrum through these co-ordination meetings to provide all our services. However, satellite operators at the North American meeting have been unable to agree to further meetings since 1999; therefore, those operators have been required to operate on a non-harmful interference basis since then. Additionally, MSV has recently challenged our right to a small amount of our current North American spectrum, claiming that MSV has the right to use that spectrum. We have rejected that claim, and we believe the appropriate forum for spectrum allocation would be the next round of multilateral co-ordination meetings of North American operators.

We have agreed spectrum allocations in the Region 1 and Region 3 operators’ review meetings (1) with all operators in respect of our existing services and (2) with all operators, except one, in respect of our next-generation BGAN services. We believe this agreement provides sufficient spectrum to support our existing and next-generation BGAN services, throughout the period of validity of the allocation agreements. However, the operator who has not agreed to this plan has already stated that it will continue to operate according to the previous spectrum allocation plan. If this situation persists, there is potential for interference to both our and that operator’s services. Furthermore, it is possible we would need to apply for additional spectrum to support our future services.

Increased competition for spectrum and orbital locations (and/or disputes with parties to regional co-ordination processes) may make it difficult for us to retain rights to use the spectrum and orbital resources we require either generally or in relation to particular regions or countries. We cannot guarantee that we will be able in the future to retain spectrum and orbital rights sufficient to provide our existing or future services. We also cannot determine to what extent regulatory authorities will charge us or our distribution partners for the use of mobile satellite service spectrum or how much would need to be paid to acquire or retain such spectrum in the future. To the extent we or our distribution partners are unable to retain the rights to use such spectrum or are required to pay for such use (by spectrum auctions or otherwise), our ability to provide services may either be limited or become more costly, which may harm our business or our results of operations.

Use of Mobile Satellite Service Spectrum to Provide Terrestrial Communications Services

In January 2003, under the ATC Ruling the FCC decided to permit mobile satellite service operators to use their assigned mobile satellite service frequencies to provide ancillary terrestrial wireless communication services in the United States as part of an integrated service.

On November 8, 2004, the FCC issued an order granting MSV an ATC license and approving several waivers of the ATC Ruling that MSV requested, while deferring ruling on certain additional waivers. On 10 February 2005, following a series of petitions and requests for reconsideration, the FCC clarified the ATC Ruling by the MOO which, inter alia, settled the applicable rules on inter-system interference and other general requirements for integrated mobile satellite communications services/ATC systems.

On March 1, 2005, Globalstar filed and was granted an ATC license in early 2006. Globalstar is proposing to operate its ATC system in the Big LEO band, a different part of the spectrum from the L-band, which we use for our mobile satellite communications services, so it should not cause any interference to our services.

The implementation of ATC services by mobile satellite communications services operators in the United States or other countries may result in increased competition for the right to use L-band spectrum, and such competition may make it difficult for us to obtain or retain spectrum resources we require for our existing and future services. In addition, the FCC’s decision to permit integrated mobile satellite communications services/ATC services was based on certain assumptions, particularly relating to the level of interference that the provision of integrated mobile satellite communications services/ATC services would likely cause to other mobile satellite communications services operators, such as us, who use the L-band spectrum. If the FCC’s assumptions with respect to the use of L-band spectrum for integrated mobile satellite communications services/ATC services prove inaccurate, or a significant level of integrated mobile satellite communications services/ATC services is provided in the United States, the provision of integrated mobile satellite communications services/ATC services could interfere with our satellites and user terminals, which may adversely impact our services. For example, the use of certain L-band spectrum to provide integrated mobile satellite communications services/ATC services in the United States could interfere with our satellites providing communications services outside the United States where the “footprint” of those satellites overlaps the United States. Such interference could limit our ability to provide services that are transmitted through any satellite visible to the United States. Three of our Inmarsat-3 satellites are and two of our Inmarsat-4 satellites will be visible to the United States. In addition, users of our terminals in the United States could suffer interruptions to our services if they try to use their terminals near ATC terrestrial base stations used to provide integrated mobile satellite communications services/ATC services. In the event that we anticipate significant usage of mobile user terminals near ATC terrestrial base stations, it may be necessary for the manufacturers of the mobile terminals to modify their products to make them less susceptible to interference, or for us to develop new call set-up procedures which will redirect traffic to frequencies that are adequately removed from transmissions by nearby ATC base stations.

Regulatory authorities in other countries may implement similar proposals for ATC services. In May 2004, Industry Canada, the Canadian regulator, decided in principle to allow ATC services in Canada. European regulators are currently considering the technical and regulatory issue which would arise if mobile satellite communications services operators were authorized to provide terrestrial services, including ATC, in 2 GHz bands. There is currently no timetable for the introduction of such services in Europe.

Other National Satellite Operator Authorizations

While we have not been required to obtain specific telecommunications or spectrum licenses to transmit our satellite signals or offer our existing services in many jurisdictions, we have obtained specific telecommunications or frequency licenses with respect to our existing services in Australia, Belgium, Brazil, Ecuador, Egypt, France, Germany, Iraq, Italy, Jordan, Kenya, Netherlands, Spain and Switzerland. Additional countries are considering whether to implement such license requirements. To date, the requirements imposed on us to obtain these licenses have been minimal and the associated costs are low.

In Australia, we have a license for the transmission of our satellite signals to and from the terminals used to access our services as well as a carrier license. In Switzerland, we have a license for the provision of our services in that country. In Brazil, we originally obtained a 15-year spectrum license for our Inmarsat-3 satellites, which commenced in 2000. This license required that our services be distributed in Brazil through a Brazilian company and that those services be billed in local currency. These requirements could not be met without amending our agreements with our distribution partners. So by agreement with the regulator, we surrendered our Brazilian spectrum license, which was replaced with a license jointly issued to our distribution partners, under which our distribution partners can distribute through individual Brazilian companies.

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

Regulation of Use of Ground Infrastructure

Our agreements with our distribution partners who operate the land earth stations that connect our satellites to terrestrial communications networks includes provisions to ensure that they hold the appropriate licenses to operate their land earth stations. We provide assistance to our distribution partners both by ensuring they are aware of licenses they may require in the jurisdictions where they sell our services, and by assisting them to obtain the necessary licenses.

Our satellite control and network operation centre in London does not require individual licenses under UK communications law. The ground stations that control and monitor our satellites are operated by third parties (under service contracts with us) that are responsible for ensuring that they are appropriately licensed under national regulations.

The ground infrastructure that we are developing for our planned BGAN services will comprise fewer land earth stations than we have relied upon for the distribution of our existing services. However, it is possible that the regulatory authorities in some countries may require us to establish land earth stations in their countries as a condition of distributing our BGAN services in those countries. In respect of the land earth stations for our BGAN services, which we own and/or operate in Italy and the Netherlands, we have already obtained the necessary licenses for the operation of those stations as network facilities.

For a further discussion of the regulatory risks we currently and in the future may face, see “Item 3: Risk Factors—Regulatory Risks—Our business is subject to regulation and we face increasing regulation with respect to the transmission of our satellite signals and the provision of our mobile satellite communications services in some countries, which could require that we or our distribution partners incur additional costs, could expose us to fines and could limit our ability to provide existing and new services in some countries”.

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

Regulatory authorities in approximately 180 countries permit the use of terminals to access our existing services. Most of these countries require end-users (and, in some cases, distribution partners) to obtain a license for such use. Some time ago we assessed the conditions of use that will apply to our planned BGAN services in our 50 priority jurisdictions and we are working closely with our distribution partners to develop optimal access strategies for each of these jurisdictions. Certain jurisdictions, such as the United States, China, Russia and India, among others, also seek to impose additional requirements on us in connection with the provision of our BGAN services in order to address issues of national security. We are planning to discuss the terms of these requirements with the relevant authorities in these jurisdictions and have committed significant internal resources to these discussions with a view to agreeing and implementing such requirements prior to the commercial launch of BGAN.

Maritime Terminals

Terminals for using our services installed onboard ships are licensed by the country to whose jurisdiction the ship is subject. The licensing of terminals is generally part of a broader license that covers all the communications equipment on the ship. The International Agreement on the Use of Inmarsat Ship Earth Stations within the Territorial Sea and Ports came into force on September 12, 1993. Forty-six countries are parties to this agreement, which permits the operation of terminals in the territorial seas and ports of the signatory countries. In countries, which are not party to this agreement, national law may nevertheless permit the use of our terminals. For example, in the United States—which is not party to this international agreement—foreign ships are authorized to use their communications equipment in domestic territorial waters and ports under Section 306 of the US Communications Act of 1934, as amended.

Land Terminals

In many of the countries that permit terminals to be used in their territory, the end-users and/or distribution partners of our services must obtain licenses under national laws relating to use of radio frequency. In addition, distribution partners may be required to obtain licenses relating to the provision of telecommunications services.

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

In Europe, terminals do not generally require individual licenses. This eliminates the need for the regulator to issue individual licenses for multiple, identical terminals. This follows the spirit of EU Directive 2002/20/EC on the authorization of electronic communications networks and services which foresees that “the least onerous authorization system possible should be used to allow the provision of electronic communications networks and services in order to stimulate the development of new electronic communication services and pan-European communications networks and services and to allow service providers and consumers to benefit from the economies of scale of the single market.” The subject of free circulation of satellite terminals has also been dealt with substantially in the CEPT/ECC, which has recently adopted a decision that encourages administrations not to require any license of any kind as a condition to allow for free circulation and use of mobile satellite terminals. However, it is expected that the circulation of terminals will continue to be subject to service provision licenses resulting from those member states seeking payment for the use of frequencies.

The terms of and cost to the end-user of obtaining individual licenses vary by jurisdiction. We have actively participated in European Conference of Postal and Telecommunications Administration project teams and working groups and proposed a harmonization of the interpretation of “free circulation” to mean an exemption at all levels of any kind of licensing burden. Following consultation, during which an objection was raised to this interpretation, further discussions were held and a preliminary consensus position was reached; however, this issue remains subject to final approval by administrations within the EU. In general, the cost of terminal licenses is decreasing worldwide, and the period of time an end-user may remain in a jurisdiction with a terminal before requiring a license is increasing.

In the United States, the FCC issues blanket licenses for many types of communications devices. Various companies have applied for, and been granted, blanket licenses to cover a number of different types of terminals, which access our services in the United States.

Aeronautical Terminals

Terminals installed on aircraft using our services are licensed by the country to whose jurisdiction the aircraft in question is subject. The licensing of equipment to use our services is generally part of a broader license that covers all the communications equipment on the aircraft. ICAO Resolution A29-19 recommends that countries grant general permission for the use of communications equipment aboard foreign-registered aircraft operating within their territory, subject to a number of limitations.

Equipment Testing and Verification

In addition to licenses for the use of spectrum, terminals must also comply with applicable technical requirements. These technical requirements are intended to minimize radio interference to other communications services and ensure product safety.

In Europe, there is full harmonization of these standards and associated type approvals. European Directive 99/5 provides that EU member states will allow a mobile satellite terminal to be placed on the market if it bears a mark confirming conformity with the technical requirements of the Directive.

In the United States, the FCC is responsible for ensuring that communications devices comply with technical requirements for minimizing radio interference and human exposure to radio emissions. The FCC requires that equipment be tested either by the manufacturer or by a private testing organization to ensure compliance with the applicable technical requirements. For other classes of device, the FCC requires submission of an application, which must be approved by the FCC, or in some instances may be approved by a private testing organization.

Other Communications Regulatory Issues

Universal Service Funds

Some countries, such as the United States, Kenya, South Africa and Australia, require a number of telecommunications service providers to contribute funds to “universal service” programmes. These programmes in turn use the funds to subsidize consumers’ access to services in high-cost areas, such as rural markets, access for low-income customers, and other services deemed to be socially desirable. We, as well as our distribution partners and their service providers may be required to make contributions to these programmes, which may increase the cost of providing services over our system.

Law Enforcement and National Security Requirements

Generally, communications networks operate under national regulations that require operators to provide assistance to law enforcement and security agencies. These national regulations typically require operators of communications networks to assist in call interception by providing to such agencies call interception or information relating to persons or organizations subject to security or criminal investigations, surveillance or prosecutions under the relevant national jurisdictions.

We and our distribution partners who operate land earth stations are required to comply with these regulations in a number of jurisdictions, which may restrict our ability to offer our services in some countries or increase our costs.

Numbering

The ITU controls the assignment of country codes used for placing telephone calls between different countries. We originally used the 871, 872, 873 and 874 codes, with the choice of code depending on the location of the terminal receiving the call. We are transitioning our existing services (except for R-BGAN) to a single code, 870, which we anticipate will be completed by 2007. We currently offer our R-BGAN service, and will offer our next generation BGAN services, only with the 870 code. We are the only telecommunications operator in the world with our own country code.

Antitrust and Competition Laws

EU Law

EU law prohibits anti-competitive agreements and abuse of dominant market positions through Articles 81 and 82 of the Treaty of Rome, as amended (previously Articles 85 and 86). Many member states, including the United Kingdom, also have similar prohibitions in national law.

Arrangements prohibited under Article 81(l) are void under Article 81(2). Until May 2004, the European Commission had the power to exempt agreements, formally notified to it, if the beneficial effects of the arrangement resulted in the improvement of the production or distribution of goods or services or promote technical or economic progress. Additionally, consumers must receive a fair share of the resulting benefit, competition in respect of a substantial part of the market for the goods or services in question must not be eliminated and there must be no restrictions, which are not indispensable to the achievement of the beneficial effects of the agreement.

In 1997, our proposed commercial arrangements with our distribution partners were notified to the European Commission. After examining the arrangements, the European Commission issued an administrative (comfort) letter on 19 October 1998 closing its examination of the arrangements and stating that the European Commission did not consider that the arrangements affected competition within the EU to an appreciable extent and therefore were not in breach of Article 81. The European Commission cautioned however, that if we did not carry out a public share offering within three years of the European Commission’s letter, it might re-assess the effect of the notified agreements. As of the date hereof, the European Commission has not notified us of any intention to reassess these agreements.

From 2004 onwards our relationship with our distribution partners has been governed by the Distribution Agreements, which superseded the commercial arrangements notified in 1997 (and which came into effect in 1999). Since May 2004, when Regulation 1/2003 came into force, notifications of agreements to the European Commission have no longer been possible and it is up to the parties to assess whether the terms of the contract comply with the requirements of Article 81. Since May 2004, national competition authorities and courts of the member states have had the power to apply Article 81(3). We have therefore evaluated the terms of the Distribution Agreements in light of Article 81. For more information, see “Item 3: Risk Factors—Regulatory Risks—Our contractual relationships with our distribution partners may be subject to regulatory challenge, which could require us to renegotiate the contractual relationships and could result in the imposition of fines”.

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

The European Commission can impose fines (up to 10% of a company’s worldwide annual group revenues) for breaches of Articles 81 and 82. Under regulations existing prior to May 2004, where an agreement was notified to the European Commission for an exemption under Article 81(3) and the notifying company’s activities and circumstances were unchanged, the European Commission could not impose a fine from the date of notification, except in very limited circumstances. In addition, civil litigation may be brought by third parties claiming damages caused by allied anti-competitive practices and agreements.

US Law

US antitrust laws are generally applicable to our distribution partners who operate land earth stations in the United States, and, under some circumstances, could be applicable to us. These laws prohibit, among other things, the monopolization of markets (including attempted monopolization and conspiracies to monopolize) and agreements that restrain trade, such as agreements among competitors to fix prices. If US authorities were to determine that we, and/or our distribution partners who operate land earth stations in the United States, have violated any US antitrust laws, heightened regulatory burdens and/or sanctions could be imposed.

Other Regulation

US Export Control Requirements

The United States regulates the export and re-export of commercial communications satellites and most satellite-related components, subsystems, software and technology as defense articles under the Arms Export Control Act. Exports of these items from the United States requires licensing by the US Department of State after consultation with the Department of Defense. Technical co-operation arrangements between US and UK companies also require approval. The launch location and launch-related technical arrangements for US satellites, and for foreign satellites containing regulated US origin components, also require separate approval by the US State Department. The timing of US license processing can be difficult to predict; licenses are often issued with commercially significant conditions and restrictions, and the use of some launch locations that may have pricing or other advantages may not be approved.

A number of satellite components and satellite related services for our Inmarsat-4 satellites are sourced from US suppliers and we cannot assure you that our US suppliers will be able to secure requisite licenses in a timely fashion, that those licenses will permit transfer of all items requested, that launches will be permitted in locations that we may prefer, or that licenses, when approved, will not contain conditions or restrictions that pose significant commercial or technical problems. Such occurrences could delay the launch of any future satellites.

Our sale of R-BGAN terminals to our distribution partners is also governed by US export and re-export controls. Whilst we contractually require our distribution partners to implement these controls within their distribution chain and with end-users, there is no assurance that end-users comply with these controls.

IMSO Requirements

IMSO maintains its mandate, following our transition from an intergovernmental organization, to oversee a number of public service obligations, which apply to us, including the provision of satellite communications services to support GMDSS. It also seeks to ensure that we do not discriminate on the basis of nationality in providing our services, act exclusively for peaceful purposes, seek to serve all areas where there is a need for mobile communications via satellite (including rural and remote areas of developing countries) and operate in a manner consistent with fair competition. If we breach these public service obligations, IMSO has various powers to compel us to perform those obligations.

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

ORGANIZATIONAL STRUCTURE

As of December 31, 2005, Inmarsat Holdings Limited has the following direct or indirect wholly-owned subsidiaries:

	Principal activity	Country of incorporation and operation	Effective interest in issued ordinary share capital at December 31, 2005
Inmarsat Group Limited	Holding company	England and Wales	100%
Inmarsat Finance II plc	Finance company	England and Wales	99.9%
Inmarsat Finance plc	Finance company	England and Wales	100%
Inmarsat Investments Limited	Holding company	England and Wales	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%
Inmarsat Inc	Service provider	USA	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%
Invsat Limited	VSAT telecommunications	England and Wales	—
Rydex Corporation Limited	Dormant	England and Wales	100%
Rydex Communications Limited	Dormant	Canada	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%
Inmarsat Services Limited	Employment company	England and Wales	100%
Inmarsat Launch Company Limited	Satellite launch company	Isle of Man	100%
Galileo Ventures Limited	Dormant	England and Wales	100%
iNavSat Limited	Dormant	England and Wales	100%

The consolidated financial statements of Inmarsat Holdings Limited include all of the above listed subsidiaries, and the results of Invsat Limited and Rydex Corporation Limited up to their date of disposal.

On September 5, 2005, the Group sold Invsat Limited to Nessco Limited, a communications services supplier for the oil and gas industry based in Aberdeen, Scotland.

On October 17, 2005, the Group disposed of the assets and business of Rydex Corporation Limited to Seawave LLC. Rydex Corporation Limited and Rydex Communications Limited have changed their names to 3946306 Limited and 596199 B.C. Limited, respectively.

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

PROPERTY, PLANT AND EQUIPMENT

Facilities

The table below sets out information on certain of our material facilities.

Facility	Principal Use	Owned/Leased	Area (ft2)	Lease expiration
99 City Road, London, United Kingdom	Head office	Leased	234,000	2029
Back-up facility, United Kingdom	Secondary satellite control and network control facilities and disaster recovery facilities	Leased	10,197	2009
Fucino, Italy	Land earth station	Leased	9,558	2010
Burum, the Netherlands	Land earth station	Leased	8,676	2010

We entered into a sale and leaseback contract for our London headquarters building on November 30, 2004. The contract provides for a 25 year operating lease by us of the building for an annual rental of approximately US$8.0 million. In the year ended December 31, 2004 and 2005, rental costs were US$0.8 million and US$8.0 million, respectively.

Under the new contract we continue to rent out space in our leased headquarters building, including its conference facilities, to outside organizations. In 2004 and 2005, this generated revenues of US$1.9 million and US$1.3 million, respectively.

We believe that our current facilities are in good condition and adequate to meet the requirements of our present operations.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following is a discussion of the results of operations and financial condition of Inmarsat Holdings Limited. You should read the following discussion, together with the whole of this Annual Report, including the historical consolidated financial statements and the related Notes included elsewhere in this Annual Report. The historical consolidated financial information for the years ended December 31, 2004 and 2005 included herein have been prepared in accordance with International Financial Reporting Standards as adopted by the European Union (IFRS), with a reconciliation of significant differences between IFRS and US GAAP. Prior to 2005, the Group prepared its annual consolidated financial statements under UK Generally Accepted Accounting Principles (UK GAAP). For the year ended December 31, 2005, the Group has prepared its annual consolidated financial statements in accordance with International Financial Reporting Standards and International Financial Reporting Interpretations Committee (IFRIC) interpretations as adopted by the European Union (EU) applicable to companies reporting under IFRS. There are no material differences for the Group between IFRS and IFRS as adopted by the EU. The 2004 comparatives have been restated as part of the first-time adoption requirements of IFRS. As allowed by SEC rules in relation to first-time adoption of IFRS, only one year of comparatives is reported in this annual report. IFRS differs in certain respects from accounting principles generally accepted in the United States (US GAAP). The material differences between IFRS and US GAAP relevant to the Group are explained in Note 34 to the consolidated financial statements of Inmarsat Holdings Limited included elsewhere in this Annual Report.

This section contains “forward-looking statements.” Those statements are subject to risks, uncertainties and other factors that could cause our future results of operations or cash flows to differ materially from the results of operations or cash flows expressed or implied in such forward-looking statements. Please see “Forward-Looking Statements.”

In this section, when we say “we,” “us,” “our” or other similar terms, it refers to Inmarsat Holdings Limited, and its subsidiaries, unless the context otherwise requires.

CRITICAL ACCOUNTING POLICIES

Our accounting policies are more fully described in Notes 2 and 4 to the consolidated financial statements of Inmarsat Holdings Limited. However, certain of our accounting policies are particularly important to the presentation of our results of operations and require the application of significant judgment by our management.

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Our management believes that the most critical accounting policies that involve management judgments and estimates are those related to revenue recognition, tangible and intangible assets, defined benefit pension plans and post-retirement healthcare benefits and deferred taxation.

Revenue recognition

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

Property, plant and equipment

Property, plant and equipment assets make up a significant portion of our total assets. We periodically review the carrying value of our property, plant and equipment and recognize an impairment if the recoverable amount (the higher of net realizable value and value in use) falls below its carrying value. Value in use is based upon our estimates of anticipated discounted future cash flows. While we believe that these estimates are reasonable, different assumptions regarding such cash flows could materially affect the carrying values.

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognised in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction relate to the next generation Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets as of December 31, 2005.

Other fixed assets are stated at historical cost less accumulated depreciation.

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

As a result of management’s regular reassessment of useful economic lives, the useful lives of the Group’s Inmarsat-3 satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to reflect better the economic life of Inmarsat-3 satellites resulting from improvements in satellite technology as supported by engineering analysis. As a result depreciation periods were extended for the Inmarsat-3 satellites from 10 years to 13 years.

Effective October 1, 2005, the Group prospectively changed the useful economic lives of the Inmarsat-4 satellites from 13 years to 15 years to reflect better the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites. The satellite and space segment assets depreciable lives primarily range from 10 to 15 years, with the exception of R-BGAN assets for which they are 5 years. Two of the Inmarsat-4 satellites have now been placed into service and the Group is currently depreciating these assets over 15 years.

Intangible assets

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets and liabilities acquired. Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets and liabilities acquired, the difference is treated as purchased goodwill. As a result of the acquisition of Inmarsat Ventures Limited on December 17, 2003, we recorded US$403.5 million of goodwill, as the purchase consideration exceeded the fair value attributed to the identifiable assets and liabilities. The Group has not applied IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result in the opening balance sheet for IFRS, the carrying amount of goodwill under UK GAAP, arising from past business combinations of US$402.9 million at January 1, 2004 is deemed to be the cost of the asset on transition under IFRS. The carrying amount of goodwill at January 1, 2004 under UK GAAP consisted of the original value of goodwill of US$403.5 million arising on the acquisition at December 17, 2003 less amortization of US$0.6 million for the financial year 2003. Under IFRS, goodwill is subject to an annual impairment test. Other identifiable intangible assets separately identified will be amortized over their estimated useful lives, which are estimated to be between 5 and 20 years.

Significant management judgement is required to assess the carrying value of the intangible assets. An annual review for impairment based on discounted cash flows using reasonable and appropriate assumptions, consistent with internal forecasts and based on management’s best estimates and judgement is performed. If the carrying value of intangible assets exceeds that of the impairment review above we will record a charge for the impairment in the then current period. We will not record any increases in the intangible assets as a result of this review. Management has determined that no impairments are required in 2004 and 2005.

Fees and similar incremental costs incurred directly in making an acquisition, but excluding finance costs, are included in the cost of the relevant acquisition and are capitalized. Internal costs, and other expenses that we cannot attribute directly to an acquisition, are charged to the profit and loss account.

The Group capitalizes development costs associated with the development of user terminals. Costs are capitalized once a business case has been demonstrated as to technical feasibility and commercial viability. For R-BGAN and BGAN services terminal development costs are amortized using straight line method over their estimated useful lives which is between 5 and 10 years.

Defined benefit plans and post-retirement healthcare benefits

The Group recognizes liabilities relating to defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas. The Group’s net obligation in respect of defined benefit pension plans and post-retirement healthcare benefits are calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method. The amounts recorded in the annual charge (service cost and interest cost offset by the expected return on assets) are sensitive to changes in these assumptions. Actuarial gains and losses are recognized fully in the Statement of Recognised Income and Expense.

Deferred taxes

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary deductible differences or tax loss carry forwards can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Recently issued accounting pronouncements

Certain new standards, amendments and interpretations to existing standards have been published that are mandatory for accounting periods beginning on or after January 1, 2006 or later periods but which the Group has chosen not to early adopt. The new standards which are expected to be relevant to the Group’s operations are as follows:

IAS 39 (Amendment) “Cash Flow Hedge Accounting of Forecast Intragroup Transactions” (effective from January 1, 2006). The amendment allows the foreign currency risk of a highly probable forecast intragroup transaction to qualify as a hedged item in the consolidated financial statements, provided that: (a) the transaction is denominated in a currency other than the functional currency of the entity entering into the transaction; and (b) the foreign currency risk will affect consolidated profit or loss. The Group has no current plans to take advantage of this amendment.

IAS 39 (Amendment) “The Fair Value Option” (effective from January 1, 2006). This amendment changes the definition of financial instruments classified at fair value through profit and loss and restricts the ability to designate financial instruments as part of this category. The Group believes that this amendment should not have a significant impact on the classification of financial instruments, as the Group should be able to comply with the amended criteria for the designation of financial instruments at fair value through profit and loss. The Group will apply this amendment from annual periods beginning January 1, 2006.

IFRS 7 “Financial Instruments: Disclosures” and IAS 1 (Amendment) “Presentation of Financial Statements—Capital Disclosures” (effective from January 1, 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. It replaces IAS 32 ‘Financial Instruments: Disclosure and Presentation’. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The Company is in the process of assessing the impact of these amendments but they are not expected to have a significant impact on the Group’s current disclosures.

IAS 21 (Amendment) “Net investment in a foreign operation”. This amendment relaxes the requirement for a monetary item that forms part of a reporting entity’s net investment in a foreign operation to be denominated in the functional currency of either the reporting entity or the foreign operation. It also clarifies the treatment of so—called ‘sister company loans’. The Group has assessed the impact of the interpretation and concluded that it will not have a significant effect on the Group’s operations.

IFRIC 9 “Reassessment of embedded derivatives”. IFRS 9 clarifies that an entity should assess whether an embedded derivative is required to be separated from the host contract and accounted for as a derivative when the entity first becomes a party to the contract. Subsequent reassessment is prohibited, unless there is a change in the contract’s terms, in which case it is required. The Group has assessed the impact of the interpretation and concluded that it will not have a significant effect on the Group’s operations.

In March 2004, the EITF reached a consensus on EITF Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“EITF 03-1”). EITF 03-1 prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1” (“FSP EITF 03-1-1”). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-1, excluding paragraphs 10-20, did not impact our consolidated financial position, results of operations or cash flows. The Company will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalized.

In December 2004, the FASB issued FAS 153 as an amendment to APB Opinion No. 29 “Accounting for Non-monetary Transactions”. The guidance in APB Opinion No. 29 is based on the principle that exchanges on non-monetary assets should be measured based on the fair value of the assets exchanged with certain exceptions to that principle. FAS 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. This accounting pronouncement is not expected to have a significant impact on the Group’s financial position or the results of its operations.

In May 2005, the FASB issued FAS 154, a replacement of APB Opinion No. 20 and FASB Statement No. 3. FAS 154 provides guidance on the accounting and reporting of accounting changes and error corrections. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

In November 2005, the Financial Accounting Standards Board issued FSP No. SFAS 115-1 and No. SFAS 124-1—The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”. FSP SFAS 115-1 is effective for the Group for the period beginning January 1, 2006. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

In February 2006, the Financial Accounting Standards Board issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments”. SFAS 155 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for Inmarsat for the period beginning January 1, 2007. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

OPERATING RESULTS

Operating Environment and Overview

We are a leading provider of global mobile satellite communication services. We have been designing, implementing and operating satellite networks for over 27 years. During the periods presented below, we generated more than 95% of our total revenues from mobile satellite voice and data services, including telephony, fax, video, email, and intranet, internet access and leasing services. End users of our mobile satellite services operate at sea, on land and in the air. In addition, we lease specialized navigation transponders, primarily for use in commercial aviation, for up to five years.

The remainder of our revenues, classified as “other subsidiary revenues,” relates primarily to VSAT services and maritime communication services businesses conducted by our Invsat and Rydex subsidiaries prior to their disposals in September 2005 and October 2005, respectively, and “other income” that is not considered part of our core operations.

We report our results of operations in US dollars.

The following table sets out the components of our total revenues for each of the periods under review, and as a percentage of our total revenues from continuing operations.

	2004		2005
	US$ in millions	%	US$ in millions	%
Revenues:
Maritime sector:
voice services	105.0	21.8%	102.0	20.8%
data services	146.4	30.5%	165.1	33.6%

Total maritime sector	251.4	52.3%	267.1	54.4%
Land sector:
voice services	27.9	5.8%	23.6	4.8%
data services	105.8	22.0%	98.2	20.0%

Total land sector	133.7	27.8%	121.8	24.8%
Aeronautical	16.9	3.5%	22.7	4.6%
Leasing (incl. navigation)	56.9	11.8%	60.9	12.4%

Total mobile satellite communication services	458.9	95.5%	472.5	96.2%
Other subsidiary revenues	14.9	3.1%	11.9	2.4%
Other income	6.9	1.4%	6.7	1.4%

Total revenues	480.7	100.0%	491.1	100.0%

	As at December 31,
	2004	2005
Active Terminals(1)
Maritime	112,133	122,630
Land	72,592	73,923
Aeronautical	6,078	6,840

Total	190,803	203,393

(1)	Active terminals means terminals registered with us as at reporting date that have been used to access our services at any time during the preceding twelve-month period.

Results of Operations

The table below sets out our results of operations and as a percentage of total revenues for the periods under review.

	2004		2005
	US$ in millions	%	US$ in millions	%
Mobile satellite communication services	458.9	95.5	472.5	96.2
Other subsidiary revenues	14.9	3.1	11.9	2.4
Other income	6.9	1.4	6.7	1.4

Total Revenues	480.7	100.0	491.1	100.0
Employee benefits costs	(87.2)	(18.2)	(96.5)	(19.6)
Network and satellite operations costs	(50.0)	(10.4)	(38.8)	(7.9)
Other operating costs	(67.6)	(14.0)	(64.0)	(13.0)
Work performed by the Group and capitalized	25.8	5.4	25.2	5.0

EBITDA	301.7	62.8	317.0	64.5
Gain on disposal of property	42.6	8.9	—	—
Loss on termination of subsidiary undertakings	—	—	(1.1)	(0.2)
Depreciation and amortization	(124.1)	(25.8)	(106.5)	(21.7)

Operating profit	220.2	45.9	209.4	42.6
Net interest payable	(195.3)	(40.6)	(114.1)	(23.2)

Profit before income tax	24.9	5.3	95.3	19.4
Income tax expense	(5.8)	(1.3)	(31.0)	(6.3)

Profit for the year	19.1	4.0	64.3	13.1
Dividends	—	—	(24.7)	(5.0)

Retained profit for the year	19.1	4.0	39.6	8.1

Results and Operations for the Year ended December 31, 2005 and December 31, 2004

Revenues

Revenues for the year ended December 31, 2005 were US$491.1 million, an increase of US$10.4 million, or 2%, compared with the year ended December 31, 2004.

Mobile satellite communication services revenues

During 2005, revenues from mobile satellite communication services were US$472.5 million, an increase of US$13.6 million, or 3%, compared with 2004. Growth has been strong in our maritime data and aeronautical sectors, as a result of continued success in our newer services such as Fleet and Swift64; however this growth has been partly offset by the continued decline in our higher priced analogue service as customers migrate to our newer and lower priced digital services in line with expectations. 2005 has also been a year of growth for our leasing business with additional contracts including a new 5-year interoperability contract with the Japanese Civil Aviation Authority. The maritime, land, aeronautical and leasing sectors accounted for 56%, 26%, 5% and 13% of total revenues from mobile satellite communication services respectively during 2005.

Maritime Sector.    During 2005, revenues from the maritime sector were US$267.1 million, an increase of US$15.7 million, or 6%, compared with 2004. This principally reflects an increase in data revenue with a decrease in voice. Revenues from data services in the maritime sector during 2005 were US$165.1 million, an increase of US$18.7 million, or 13%, compared with 2004. The increase in revenues from data services reflects greater demand, as a result of the take-up and utilization of our Fleet services in the new-build market, and increased interest for our smaller terminals with low-speed data capabilities such as Inmarsat-B and mini-M. Revenues from voice services in the maritime sector during 2005 were US$102.0 million, a decrease of US$3.0 million, or 3%, compared with 2004. Historically, our voice revenues for maritime have been affected by the migration of users from our higher-priced analogue service to our lower priced digital services, and in some cases, competition. This has been offset by growth in both our newer Fleet service and various promotions for mini-M and Inmarsat-B, which we have initiated to respond to increased competition.

Land Sector.    In 2005, revenues from the land sector were US$121.8 million, a decrease of US$11.9 million, or 9%, compared with 2004. Revenues from data services in the land sector during 2005 were US$98.2 million, a decrease of US$7.6 million, or 7%, compared with 2004. The decrease is a result of the introduction of pricing on a regional basis (which we refer to as zonal pricing) for our R-BGAN service in addition to a decline in high-speed data traffic following a reduction in traffic in the Middle East and competition from VSAT. Revenues from voice services in the land sector during 2005 were US$23.6 million, a decrease of US$4.3 million, or 15%, compared with 2004. This continues the trend seen over the last few years of declining traffic volumes resulting from competition, principally for our mini-M and Large Antennae mini-M services, from operators of hand-held satellite telephones who offer lower-priced voice services.

Aeronautical Sector.    During 2005, revenues from the aeronautical sector were US$22.7 million, an increase of US$5.8 million, or 34%, compared with 2004. The increase continues to be attributed primarily to our Swift64 high-speed data service, which targets the government aircraft and business jet markets as well as being used by commercial airlines. In addition, low-speed data in the classic Aeronautical service benefited from industry growth.

Leasing.    During 2005, revenues from leasing were US$60.9 million, an increase of US$4.0 million, or 7%, compared with 2004. The increase principally resulted from a new 5-year interoperability agreement with the Japanese Civil Aviation Authority in May 2005 and primarily represents a license fee. There was also a short-term positive impact on leasing as a result of the Hurricane Katrina and the Pakistan earthquake relief efforts.

Subsidiary revenues.    Subsidiary revenues represent revenues from Invsat Limited and Rydex Corporation Limited. During 2005, subsidiary revenues were US$11.9 million, a decrease of US$3.0 million, or 20%, compared with 2004. This is due to the disposal of the subsidiaries during 2005 as discussed in “Item 4. Information on the Company—Organizational Structure” above.

Other income.    Other income of US$6.7 million for 2005 consists primarily of income from the provision of conference facilities and leasing certain floors at our head office to external organizations, fees for satellite tracking services and in-orbit support services supplied to third parties and revenue from sales of R-BGAN end user terminals and is largely in line with the previous year.

Employee benefits costs

Employee benefits costs during 2005 were US$96.5 million, an increase of US$9.3 million, or 11% compared with 2004. Included in staff costs for 2004 were severance costs of US$9.3 million. Despite the reduction in average headcount from 2004, staff costs which are mainly paid in Pounds Sterling, remained broadly in line with the previous year due to the adverse movement in our hedged rate of exchange, which has increased from US$1.49/£1.00 in 2004 to US$1.77/£1.00 in 2005. In addition, in 2005 the Group has recognized US$6.4 million of stock option costs (2004: US$0.1 million) relating principally to the all staff option scheme implemented in November 2004. The options primarily vest over a period of approximately 18 months from July 2005 to December 2006. The remainder of the increase relates to a new share scheme for employees announced in December 2005, which resulted in an additional US$4.0 million charge.

Network and satellite operations costs

Network and satellite operations costs during 2005 were US$38.8 million compared to US$50.0 million during 2004. Included in this category are costs for leasing satellite capacity from Thuraya for the R-BGAN service. In 2005 we incurred only four months of costs as this service contract was cancelled with effect from the end of July 2005. We offset costs for the months of May, June and July against amounts we received from third parties in recognition of the delay in delivery of the first of our Inmarsat-4 satellites. The decrease in Thuraya lease costs of US$17.3 million was offset in part by the commencement of warranties and additional costs for site service contracts on our Inmarsat-4 ground infrastructure that we did not incur in 2004.

Other operating costs

During 2005, other operating costs were US$64.0 million, a decrease of US$3.6 million, or 5%, compared with 2004. In 2005 we incurred office rental costs of US$8.0 million (2004: US$0.8 million) following the sale and leaseback of our London head office in November 2004. In addition we incurred US$3.0 million of costs working on a marketing opportunity in Korea with a potential new distribution partner and US$1.0 million of legal fees in the pursuit of various investment opportunities to grow the business. Offsetting these increases was a reduction in sponsorship costs associated with the FIA World Rally Championship (US$3.8 million). In addition the Group recognized a foreign exchange gain in 2005 of US$3.6 million compared with a loss of US$8.1 million in 2004.

Work performed by the Group and capitalized

Own work capitalized of US$25.2 million during 2005 is largely in line with 2004, and relates principally to the continued activity surrounding our Inmarsat-4 satellites and the BGAN service.

EBITDA

As a result of the factors discussed above, EBITDA for 2005 was US$317.0 million, an increase of US$15.3 million, or 5%, compared with 2004. EBITDA margin has increased to 65% for 2005 compared to 63% for 2004.

Gain on disposal of tangible assets

On November 30, 2004, we entered into a sale and 25-year leaseback for our head office building. The gross proceeds from the sale of the building were US$125.1 million, which resulted in a gain on disposal of US$42.6 million in 2004.

Loss on termination of subsidiary undertakings

On September 2, 2005 the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. The Group received US$7.8 million in gross cash proceeds and reported a loss on disposal of US$3.0 million.

On October 17, 2005 the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. The Group received US$2.6 million in gross cash proceeds and reported a gain on sale of US$1.9 million.

Depreciation and amortization

During 2005, depreciation and amortization was US$106.5 million, a decrease of US$17.6 million, or 14%, compared with 2004. This decrease is a result of the change in useful economic lives of our Inmarsat-3 satellites from 10 years to 13 years, which came into effect from October 1, 2004, offset in part by the commencement of depreciation of certain of our Inmarsat-4 satellites and ground infrastructure.

We began to depreciate the first Inmarsat-4 satellite when it entered commercial service in June 2005. From February 2006 we began depreciating the second Inmarsat-4 satellite. The depreciation charge for 2005 for the first Inmarsat-4 satellite and other associated assets was approximately US$19.9 million. Effective October 1, 2005, we prospectively changed the useful economic lives of our Inmarsat-4 satellites from 13 years to 15 years to reflect better the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital life of these satellites.

Operating profit

As a result of the factors discussed above, operating profit during 2005 was US$209.4 million, a decrease of US$10.8 million, or 5%, compared with 2004. The increase in EBITDA and reduction in depreciation and amortization was not sufficient to offset the gain on disposal of property of US$42.6 million we recognized in 2004. Excluding the one-off gain from the property disposal in 2004, operating profit has increased by 18% from 2004 to 2005.

Net interest payable

Interest payable and similar charges for 2005 were US$163.8 million, a decrease of US$35.5 million compared with 2004. Following the IPO, the Group restructured its debt facilities and therefore, interest costs have been reduced substantially from those incurred in 2004. See ‘Liquidity and capital resources’. From the IPO proceeds the Group repaid the outstanding Subordinated Preference Certificates, which decreased interest costs by US$58.2 million, reduced the amount of its Senior Credit Facilities and repaid 35% of its Senior Notes due 2012, which resulted in a further decrease in interest costs of US$20.8 million. These decreases were offset by certain one-off interest charges including: the write-off of US$19.9 million of deferred financing costs following the refinancing of the previous Senior Credit Facility; the expensing of facility fees on the new Senior Credit Facility of US$2.9 million; the write off of deferred financing costs of US$6.1 million and the payment of a redemption premium of US$12.7 million on the repayment of 35% of the Senior Notes. In addition, in 2005, we accrued US$32.4 million of accreted interest on the Senior Discount Notes, which were issued in November 2004. In 2004 we incurred a foreign exchange loss of US$28.0 million on the revaluation of the Euro denominated Subordinated Preference Certificates, which has been recorded as an interest expense in 2004.

Interest receivable and similar income in 2005 was US$49.7 million, an increase of US$45.8 million compared with 2004. The increase principally relates to a realized foreign exchange gain on the repayment of Euro Subordinated Preference Certificates of US$39.3 million, which we recorded as interest received, and a US$3.4 million realized gain on an interest rate swap contract on the previous Senior Credit Facility. See “Use of proceeds” and “Liquidity and capital resources”.

Profit before tax

Profit before tax for 2005 was US$95.3 million, an increase of US$70.4 million compared with 2004 due to a combination of lower net interest payable and depreciation and amortization charges and higher EBITDA offset by the absence of any gains from property disposals.

Income tax expense

The tax charge for 2005 was US$31.0 million, compared to US$5.8 million for 2004. The increase in the tax charge is largely driven by an increase in profit. The effective tax rate has increased from 23% in 2004 to 33% in 2005 due to the fact that in 2004 no tax liability arose upon the sale of our head office building due to the availability of capital losses.

Inflation

We do not believe that inflation has had a material effect on our business, financial condition or results of operations. If our costs were to become subject to significant inflationary pressures, we might be unable to fully transfer such higher costs to customers through price increases.

LIQUIDITY AND CAPITAL RESOURCES

Historically, the Group’s principal uses of cash have been for capital expenditure, to fund the development, marketing and distribution of new services and to fund our working capital requirements. Those requirements were met by cash flows from our operating activities as well as from borrowings under bank facilities and issuance of debt. Following the IPO of Inmarsat plc in June 2005 and the related transactions, the Group’s indebtedness and debt service obligations have decreased significantly.

The following table sets out our historical cash flows for each of the periods presented.

	Year ended December 31, 2004	Year ended December 31, 2005
	(US$ in millions)
Net cash from operating activities	280.5	312.0
Net cash used in investing activities	(150.5)	(43.2)
Net cash used in financing activities	(130.6)	(465.4)
Foreign exchange adjustment	0.3	(0.6)

Net decrease in cash and cash equivalents during the year	(0.3)	(197.2)

The Group had gross external debt (excluding deferred satellite payments) at December 31, 2005 of US$899.2 million, comprising primarily of drawings on the New Senior Credit Facility of US$250.0 million, Senior Notes of US$310.4 million (gross of US$10.0 million purchase of Senior Notes) and Senior Discount Notes of US$332.2 million. The Group had net external debt of US$832.3 million (net of cash and cash equivalents, purchase of Senior Notes and deferred financing costs).

On May 24, 2005 the Group’s subsidiary Inmarsat Investments Limited signed a new US$550 million Senior Credit Facility led by Barclays Capital, ING Bank N.V. and The Royal Bank of Scotland plc. The facility is for general corporate purposes including refinancing existing debt, and was arranged in connection with the IPO.

The US$550 million five-year Senior Credit Facility consists of a US$250 million amortizing term loan and a US$300 million revolving credit facility. The term loan and drawings under the revolving credit facility incur interest at LIBOR plus an applicable margin initially set at 1.2%. The applicable margin is adjusted according to the company’s ratio of debt to cash flow using a grid. The US$300 million revolving credit facility is undrawn at December 31, 2005.

The New Senior Credit Facility, in combination with existing surplus cash and the proceeds received from Inmarsat plc following IPO, was used to repay the Previous Senior Credit Facility of US$728.0 million and the outstanding balance of the euro-denominated Subordinated Preference Certificates (€272.7 million).

On July 22, 2005 we used $185.9 million to redeem 35% of the Senior Notes including interest and redemption premium. In December 2005 the Group’s subsidiary Inmarsat Investments Limited purchased US$10.0 million of the Senior Notes including a premium on purchase of US$0.3 million.

Net cash from operating activities during 2005 was US$312.0 million compared to US$280.5 million during 2004. The increase relates to an additional US$7.7 million of interest income and movements in working capital. Prior to the IPO of Inmarsat plc (the ultimate parent company) the Group received cash income on the higher cash balances held. In addition we realized a cash gain of US$3.4 million on an amendment to an interest rate swap contract, which fixed interest on a portion of the drawn Previous Senior Credit Facility.

Net cash used in investing activities during 2005 was US$43.2 million compared with US$150.5 million for 2004. During 2005 the Group had an inflow from maturing short-term deposits of US$151.7 million compared to an outflow of US$100.6 million for 2004. In addition the Group received net proceeds of US$9.4 million for the sale of Invsat Limited and Rydex Corporation Limited. During 2005 we continued to make substantial investments in capital expenditure for the construction of our Inmarsat-4 satellites and associated ground infrastructure of US$204.3 million. In 2004 the Group incurred US$34.9 million of costs relating to the December 2003 acquisition and financing described in “Item 4. Information on the Company—History and Development,” in addition to US$140.1 million in capital expenditure primarily for the Inmarsat-4 satellites and associated ground infrastructure, offset in part by US$125.1 million of net proceeds from the sale of our head office building at 99 City Road, London.

Net cash used in financing activities during 2005 was US$465.4 million compared to US$130.6 million during 2004. On June 22, 2005 the Company received a capital contribution from Inmarsat plc (ultimate parent company) of $330.0 million and issued share capital to Inmarsat plc for an additional $312.0 million in proceeds. A combination of these proceeds, surplus cash and the New Senior Credit Facility (as described above) were utilized to repay borrowings. A principal repayment of the Previous Senior Credit Facility was also made during 2005 in the amount of US$9.5 million. In July 2005 of the Group spent US$167.1 million to redeem 35% of the Senior Notes, and in December 2005 purchased US$10.0 million of these Notes. During 2004 we issued US$477.5 million of Senior Notes, US$301.0 million of Senior Discount Notes and we repaid our bridge borrowings of US$365.0 million, repaid US$62.5 million of our Previous Senior Credit Facility and repaid US$385.8 million of the Subordinated Preference Certificates.

The Group continually evaluates sources of capital and may repurchase, refinance, exchange or retire current or future borrowings and/or debt securities from time to time in private or open-market transactions, or by any other means permitted by the terms and conditions of borrowing facilities and debt securities.

Debt

Our third-party indebtedness at December 31, 2005 was US$898.3 million. This primarily comprised the term loan under our Senior Facility Agreement in an aggregate principal amount of US$250.0 million, US$310.4 million principal amount of indebtedness under the Senior Notes (gross of US$10.0 million purchase of Senior Notes) and US$336.5 million of Senior Discount Notes including accrued interest. In addition, we have a further US$300.0 million Revolving Committed Facility available and undrawn under the Senior Facility Agreement.

The borrower under the Senior Facility Agreement is Inmarsat Investments Limited. Inmarsat Investments Limited’s obligations under the Senior Facility Agreement are guaranteed by Inmarsat Group Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and Inmarsat (IP) Company Limited. The borrower’s obligations under the Senior Facility Agreement are secured by a pledge over the shares of Inmarsat Ventures Limited.

Under the new Senior Facility Agreement as discussed above the term loan and drawings under the revolving committed facility are initially priced at 120bp above LIBOR, which is payable quarterly, and thereafter tied to a leverage grid. The US$300 million revolving committed facility was undrawn at December 31, 2005.

The revolving facility is available (subject to satisfaction of drawing conditions) until the earliest of the date on which the term loan is repaid in full or cancelled and May 24, 2010. Each advance under the revolving facility must be repaid on the last day of each interest period with respect to the advance and amounts repaid may be redrawn (subject to satisfaction of certain conditions).

Under the Senior Facility Agreement, we have agreed to maintain specified ratios of EBITDA to total net interest payable, total net debt to EBITDA and senior net debt to EBITDA.

The Senior Facility Agreement contains customary events of default.

The Senior Facility Agreement contains customary covenants, including restrictions on the ability of Inmarsat Investments Limited to make payments on the subordinated intercompany note proceeds loans. Under the Senior Facility Agreement and the intercreditor agreement, Inmarsat Investments Limited may pay interest (but not principal), fees, expenses or other amounts (including reasonable legal fees and taxes) on the subordinated intercompany note proceeds loans; however, these payments will be suspended for specified periods during an event of default under the Senior Facility Agreement.

Future drawings under the Senior Facility Agreement will be available only if, among other things, we meet the financial covenants in the Senior Facility Agreement. Our ability to meet those covenants will depend on our results of operations, which may be affected by factors outside of our control. See “Risk Factors—We require a significant amount of cash to make payments on the notes and to service our debt. Our ability to generate sufficient cash depends on a number of factors, many of which are beyond our control.”

Inmarsat Finance plc completed an offering of US$375 million aggregate principal amount 7 5/8% Senior Notes due 2012 in January 2004. In April 2004, Inmarsat Finance plc issued a further US$102.5 million aggregate principal amount of 7 5/8% Senior Notes due 2012. The Senior Notes are guaranteed on a senior basis by Inmarsat Group Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Ltd and Inmarsat Launch Company Limited. The proceeds from each offering of Senior Notes were loaned by Inmarsat Finance plc to Inmarsat Investments Limited pursuant to separate subordinated intercompany note proceed loans which provide that interest will accrue at a rate sufficient to fund interest on the Senior Notes (including default interest) and, if applicable, additional amounts. In July 2005 the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5 million to US$310.4 million. In December 2005 Inmarsat Investments Limited purchased US$10.0 million of our Senior Notes for US$10.5 million including accrued interest of US$0.2 million and a premium of US$0.3 million.

Interest on the Senior Notes is payable semi-annually on March 1 and September 1 of each year. The Senior Notes are redeemable, at the option of Inmarsat Finance plc, in whole or in part, at any time on or after March 1, 2008 at 103.813% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest, on or after March 1, 2011.

The indenture governing the Senior Notes contains customary covenants, limitations and requirements. In particular, covenants limit the ability of Inmarsat Group Limited to make payments to Inmarsat Holdings Limited to an amount equal to 50% of the net income of Inmarsat Group Limited (including 100% of any net loss) from April 1, 2004. The indenture also requires Inmarsat Finance plc to commence and consummate an offer to purchase the Senior Notes for 101% of their aggregate principal amount, together with any additional amounts and any accrued and unpaid interest owed on the Senior Notes to the date of purchase, upon events constituting or which may constitute a change of control of Inmarsat plc, our ultimate parent company.

The indenture also provides for events of default, which, if any of them were to occur, would permit or require the principal of, premium, if any, interest and other monetary obligations on the Senior Notes to be declared to be immediately due and payable.

In November 2004 Inmarsat Finance II plc issued US$450 million aggregate principal amount at maturity of 10 3/8% Senior Discount Notes due 2012. The gross proceeds received were US$301 million. The accreted value of each note will increase until November 2008 at a rate of 10.375% per annum compounded semi-annually on each May 15 and November 15 such that the accreted value will equal the principal amount. From November 2008 the Senior Discount Notes will be payable in cash semi-annually in arrears beginning on May 2009. Inmarsat Finance II plc loaned the proceeds to Inmarsat Holdings Limited.

The Senior Discount Notes are senior obligations of Inmarsat Finance II plc, and rank equally with all future senior obligations of Inmarsat Finance II plc. The obligations under the notes are guaranteed on a senior basis by Inmarsat Holdings Limited. The Senior Discount Notes are not guaranteed by any subsidiaries but are structurally subordinated in right of payment of all obligations of the subsidiaries of Inmarsat Holdings Limited.

The Senior Discount Notes are redeemable, at the option of Inmarsat Finance II plc, in whole or in part, at any time on or after November 15, 2008 at 105.188% of their principal amount, plus accrued interest, declining to 100% of their principal amount, plus accrued interest on or after November 15, 2011. In addition, prior to November 15, 2007, Inmarsat Finance II plc may redeem up to 35% of the aggregate principal amount at maturity of the notes, or all (but not fewer than all) of the notes, in each case, from the proceeds of certain equity offerings. If a change of control occurs Inmarsat Finance II plc will be required to offer to purchase the notes from the holders thereof of 101% of the accreted value thereof.

The indenture also provides for events of default, which, if any of them occur, would permit or require the principal of, premium, if any, interest and other monetary obligations on the Senior Discount Notes to be declared to be immediately due and payable.

CAPITAL EXPENDITURES

We have incurred significant, and expect to continue to incur further capital expenditures to fund the construction, launch and insurance of our Inmarsat-4 satellites and the development, marketing and distribution of our next-generation services. In addition, we will incur capital expenditure to maintain our existing network assets and premises in the normal course of business. We expect the total capital costs of constructing three Inmarsat-4 satellites and ground infrastructure, launching two Inmarsat-4 satellites, and developing our next-generation services to be approximately US$1.5 billion (including our estimate of the cost of launch insurance for our Inmarsat-4 satellites). Of this amount, as of December 31, 2005, we had incurred US$1.1 billion in connection with constructing the three Inmarsat-4 satellites, building ground-based transmission facilities and systems at Fucino, Italy and Burum, the Netherlands and developing our next-generation services.

The following table summarizes our capital expenditure for the periods set out below.

	2004	2005
	(US$ in millions)
Total capital expenditure	(140.3)	(305.0)

We estimate that the remaining cost to complete the construction of the Inmarsat-4 ground infrastructure will be approximately US$400 million. The three Inmarsat-4 satellites are now complete, with two successfully launched in 2005 and the third being held in storage.

If, in the future, we decide to launch our third Inmarsat-4 satellite, we expect to incur approximately US$140 million of launch costs and additional launch insurance costs.

We estimate that our capital expenditure not related to new satellite programs, which we refer to as maintenance capital expenditure, will be in the range of US$15.0 million to US$25.0 million a year over the next ten years. In addition, we may choose to incur additional capital expenditure in any year to fund revenue-enhancing projects.

CONTRACTUAL OBLIGATIONS

The following table summarizes contractual obligations, commercial commitments and principal payments under our debt instruments that we would have been obliged to make as of December 31, 2005.

	Actual Payments due by period
	Total	Less than 1 year	1-3 years	3-5 Years	More than 5 years
	(US$ in millions)
Long-term debt obligations	898.3	—	100.0	150.0	648.3
Short-term debt obligations	0.9	0.9	—	—	—
Capital commitments relating primarily to Inmarsat-4 satellites(1)	119.2	20.6	20.1	7.5	71.0
Deferred satellite payments	52.7	10.5	18.4	13.0	10.8
Operating leases
Land and buildings(2)	186.1	8.8	16.9	16.8	143.6
Other(3)	36.3	11.8	18.2	6.2	0.1
Other (non-cancellable agreements)(4)	6.6	3.6	3.0	—	—

Total contractual obligations	1,300.1	56.2	176.6	193.5	873.8

(1)	Over the course of our Inmarsat-4 satellite construction contract, we or the manufacturer may suggest or require changes as a consequence of milestone-related or other testing or other technological developments. Those variations typically require price adjustments or, in certain circumstances, could result in delays to our payment obligations. Delays in our Inmarsat-4 program could result in our contractual commitments becoming payable in later periods.

(2)	Relates to the 25-year leaseback of head office building 99 City Road, London.

(3)	Relates primarily to network and satellite services contracts.

(4)	Relates primarily to warranty costs associated with the BGAN and R-BGAN programs.

RESEARCH AND DEVELOPMENT

Research and development costs were US$0.2 million during the year ended December 31, 2005, a decrease of US$0.1 million, compared with the year ended December 31, 2004. We expect Research and Development costs to increase in future periods now the Inmarsat-4 development program is virtually finished.

OFF BALANCE SHEET ARRANGEMENTS

We do not currently have any off-balance sheet arrangements other than operating leases. See “Contractual Obligations”.

TREND INFORMATION

Please see “—Operating Results” and “Item 4. Information on the Company—Business Overview” for trend information.

Significant Factors Affecting Our Results of Operations

Effect of Global Events

Demand from government, media and international aid organizations for our services increases, sometimes substantially, in areas affected by global events.

Demand for our services in areas affected by global events continued in 2005 reflecting continued military activity in the Middle East region and relief efforts for Hurricanes Katrina and Rita in the United States and in response to the Pakistan earthquake. It is unclear whether this level of demand will continue in 2006 or future periods. Although a portion of these revenues may be sustainable, a decrease in global security activity in the Middle East region may have a corresponding adverse impact on our future revenues and results of operations.

Effect of Shift from Voice to Data

The mix of our data and voice services has changed during the periods under review. As a percentage of mobile satellite communications services revenues, revenues from voice services decreased from 32.4% during 2003 to 27.6% during 2005, while revenues from our data services increased from 54.9% to 59.5% over the same period. Our voice revenues have declined primarily due to the migration of end-users from our higher priced analogue services to our lower priced digital services and to the loss of voice traffic to lower priced voice services provided by competitors, principally the voice handheld services of Iridium, Globalstar and Thuraya. We expect the decline in voice revenues to continue in the near to medium term, but at lower rates than we have experienced during the periods under review. We also expect data revenues to increase in the future, particularly as we roll out our BGAN services. The growth in data revenues is expected to more than offset the decline in voice revenues during this period.

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

On 15 April 2004, we revised our distribution arrangements by entering into the Distribution Agreements to govern our future relationship with our distribution partners. Under the new agreements, for each of our services a distribution partner provides to end-users, the distribution partner must pay us a fixed price (expressed in US dollars per chargeable unit) multiplied by the volume of traffic that the distribution partner generates in relation to that service. Prices are subject to service-specific, volume-based discounts for distribution partners that reach specified sales volume targets in any financial year. Our new Distribution Agreements provide that, in the initial pricing period (i.e., from 15 April 2004 until December 31, 2008) we will make available to distribution partners volume discounts in a minimum annual amount equal to 6.0% (pro rated during 2004 for the nine months ending December 31,), 6.5% (2005) and 7.0% (2006, 2007 and 2008) of Inmarsat Global Limited’s previous-year revenue from “demand-assigned” services (i.e., existing and next-generation services, other than leasing and radio-determination services). To the extent that the value of volume discounts and other incentives our distribution partners earn is less than the minimum amount specified in the preceding sentence in any year (at least to the end of 2008), we must add such shortfall to the minimum incentive amount for distribution in the following year, and can allocate it in a variety of forms, including price promotions, reductions or incentives. As a result of these volume-based discounts, our mobile satellite communications services revenues are increasingly affected as the year progresses because the discount increases as distribution partners achieve higher aggregate volumes for the period. Accordingly, the effect of these volume discounts will influence our quarterly results of operations.

The minimum volume discount percentages referred to in the previous paragraph should not be confused with the mandatory 4% year-on-year reduction required under our previous distribution agreements. Historically, the mandatory price reductions were partially achieved through the use of volume discounts. The minimum volume discount percentages in the Distribution Agreements reflect the aggregate minimum volume discounts available in a specified year, rather than an overall year-on-year price reduction similar to that required under the previous distribution agreements. To derive minimum year-on-year increases in volume discounts available under the provisions of the Distribution Agreements, it is necessary to consider the year-on-year increment rather than the percentage itself (i.e., 6.5% in 2005 versus 6.0% in 2004, a difference of 0.5%). The volume discount for the 12 months ended December 31, 2005 was 9.1% of our revenues from “demand assigned” services we provided to our distribution partners during the twelve months ended December 31, 2004.

In addition to the preceding incentives, from 2005 onwards, the Distribution Agreements require us to provide an additional incentive to our distribution partners in the form of either (at the relevant distribution partner’s option) a cash payment or a credit against future services, in either case, if we exceed certain consolidated airtime revenue amounts. These revenue amounts were fixed for 2005 and 2006, and have now been set for 2007 and 2008.

Subject to cost and revenue-neutral alterations, the initial prices and discounts set out in the Distribution Agreements are effective until December 31, 2007. The Distribution Agreements contain procedures to establish new prices and discounts for periods after 2007.

Effect of End-user Migration from Analogue to Digital Services

During the periods under review, we have continued to migrate enterprise level users from our older, less technically efficient analogue services to our newer digital services. In addition to enabling higher speed service for the end-user, digital technology allows us to use our satellite capacity more efficiently. In particular, digital signal processing technology and the use of spot beams enable us to carry higher total traffic. To date, a substantial number of end-users, principally in the maritime sector, have migrated from analogue to digital services. As a percentage of mobile satellite communications services revenues, revenues from our analogue service decreased from 9.1% during 2003 to 4.2% during 2005. As per-minute prices for analogue services are higher than those for digital services, this migration of end-users has had a negative impact on our mobile satellite communications services revenues. We intend to cease supporting analogue services (specifically Inmarsat A) at the end of 2007. Although the migration from analogue to digital services has caused our revenues to decrease, the transition to digital services has greatly increased the capacity of our existing satellites. Thus, if demand for digital services continues to grow, we will have significant additional capacity available to satisfy the increase.

Effect of Headcount Reductions

In January 2006 Management announced its intention to restructure the organization to reflect the fact that the Inmarsat-4 programme was virtually complete. The principal action in the restructuring plan involved a redundancy programme. The redundancies primarily will relate to those employees who were involved in the Inmarsat-4 programme. The departure of staff will be phased across the year as work is completed and the corporate structure is realigned. Management have estimated the total cost of the redundancy programme to be between approximately US$6.0 million and US$8.0 million in 2006. The redundancy costs have not been recognized as a liability for the year ended December 31, 2005.

Effect of Inmarsat-4 Satellite Program and Development of Next-generation Services

We have incurred significant capital expenditure to fund the construction and launch of our Inmarsat-4 satellites and the development, marketing and distribution of next-generation BGAN services. We expect the total capital cost of commencing operation of our Inmarsat-4 satellites and developing our next-generation BGAN services to be approximately US$1.5 billion, although the final cost may vary. We began to depreciate the development costs associated with our R-BGAN services upon its introduction, and have now started to depreciate the cost of the Inmarsat-4 program and our remaining BGAN services development costs as each Inmarsat-4 satellite becomes available for commercial service. The increase in depreciation expense will have a significant impact on our results of operations in future periods.

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

Following the successful deployment of our Inmarsat-4 satellite fleet, we have now launched our BGAN services. We believe our BGAN service offering will enable us to exploit the profitable growth opportunities presented by existing and new end-users’ increasing demand for high-bandwidth mobile communication services, as evidenced by the strong underlying growth in data services we have experienced in recent years. In addition, the incremental capacity from our next-generation broadband network should allow us opportunities to expand significantly our leasing business.

Effect of Weakness in US Dollar Relative to Pound Sterling

We use the US dollar as our functional and reporting currency. While almost all of our revenues are denominated in US dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the US dollar. Our primary exchange rate risk is against pounds sterling. During the periods under review, the US dollar has significantly weakened against the pound sterling, but the effects of this weakness were largely offset by our existing currency hedging arrangements. As our hedging arrangements are relatively short-term (generally up to 24 months), continued weakness in the US dollar will adversely affect our results of operations in 2006 and future periods.

Galileo

Inmarsat has been in discussions to be a member of the consortium to form the Galileo Operating Company (GOC). Galileo is the European Union project to develop a new, advanced global satellite navigation system. Galileo will be implemented through a Public Private Partnership.

Inmarsat will have the overall management leadership of one of the prime contractors to the GOC—the Galileo Operations Company (OpCo). OpCo will be responsible for procuring, operating and maintaining the Galileo System Network.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

DIRECTORS AND SENIOR MANAGEMENT

(A)    Inmarsat plc

Board of Directors

Inmarsat plc is our ultimate parent company and manages each member of the Group.

The table below sets out the names of the directors of Inmarsat plc, their ages and their current positions.

Name	Age	Position
Andrew Sukawaty	50	Chairman and Chief Executive Officer
Michael Butler	42	Executive Director and Chief Operating Officer
Rick Medlock	46	Executive Director and Chief Financial Officer
Sir Bryan Carsberg	67	Non-executive Director – Independent Director
Stephen Davidson	50	Non-executive Director – Independent Director
Admiral James Ellis Jr (ret)	58	Non-executive Director – Independent Director
John Rennocks	60	Non-executive Director – Independent Director and Deputy Chairman

The address for each director is c/o Inmarsat plc, 99 City Road, London EC1Y 1AX, United Kingdom.

Andrew Sukawaty, joined the Company as Chairman in December 2003 and was appointed Chief Executive Officer in March 2004. He is non-executive chairman of Xyratex Ltd. (Nasdaq). He is a non-executive director of O2 plc and non-executive director of Powerwave Technologies Inc. (Nasdaq). He is the former chairman of Telenet Communications NV, a Belgian cable TV operator and is currently non-executive deputy chairman of Cable Partners Europe. Between 1996 and 2000, he served as chief executive officer and president of Sprint PCS. Prior to serving at Sprint PCS, Mr. Sukawaty was chief executive officer of NTL Limited and chief operating officer of the UK cellular operator One 2 One (T Mobile, UK). Previously, he held various management positions with US West and AT&T. Mr. Sukawaty holds a BBA from the University of Wisconsin and an MBA from the University of Minnesota.

Rick Medlock, joined the Board in September 2004. Prior to joining Inmarsat, he had served as chief financial officer and company secretary of NDS Group plc (Nasdaq and Euronext) for eight years from 1996. Mr. Medlock previously served as chief financial officer of several private equity backed technology companies in the United Kingdom and the United States. He is a Fellow of the Institute of Chartered Accountants of England and Wales. Mr. Medlock holds an MA in Economics from Cambridge University.

Michael Butler, joined the Board in December 2003. He has served as Managing Director of Inmarsat Global Limited since May 2000 and became Chief Operating Officer in June 2004. Prior to joining Inmarsat, he was the managing director of MCI WorldCom International in the United Kingdom. Between May 1994 and April 2000, he held various general management positions, initially at MFS Communications Limited and subsequently MCI WorldCom International following WorldCom’s acquisition of MFS at the end of 1996. Between 1988 and 1994, he was employed by British Telecommunications plc in senior sales roles within the international and domestic divisions. Between January 1983 and November 1988, he held a number of business development and marketing positions within the various business units of 3M (UK) PLC. He holds an HNC in Business and Finance and a Diploma from the Chartered Institute of Marketing.

John Rennocks, joined the Board in January 2005. He is an independent non-executive chairman of Diploma plc and Nestor Healthcare Group plc, and a non-executive director of several other companies. He has broad experience in biotechnology, support services and manufacturing. Mr. Rennocks previously served as a director of Inmarsat Ventures plc, and as Executive Director-Finance for British Steel plc/Corus Group plc, Powergen plc and Smith & Nephew plc. Mr. Rennocks is a Fellow of the Institute of Chartered Accountants of England and Wales.

Sir Bryan Carsberg, joined the Board in June 2005. He is currently Chairman of the Council of Loughborough University. He is an independent, non-executive director of RM plc and SVB Holdings PLC. He was the first Director General of Telecommunications (head of Oftel, the telecommunications regulator that preceded Ofcom) from 1984 to 1992, Director General of Fair Trading from 1992 to 1995 and Secretary General of the International Accounting Standards Committee (predecessor of the International Accounting Standards Board) from 1995 to 2001. He was an independent, non-executive director of Cable and Wireless Communications plc from 1997 to 2000 and non-executive Chairman of MLL Telecom Ltd from 1999 to 2002. Sir Bryan is a Fellow of the Institute of Chartered Accountants of England and Wales and an Honorary Fellow of the Institute of Actuaries; he was knighted in January 1989. He holds an M.Sc. (Econ) from the University of London (London School of Economics).

Admiral James Ellis Jr (Rtd), joined the Board in June 2005. He is President and Chief Executive Officer of the Institute of Nuclear Power Operations (INPO), with headquarters in Atlanta, Georgia. INPO, with the support of the commercial nuclear industry, is an independent, nonprofit company whose mission is to support the highest levels of safety and reliability—to promote excellence—in the operation of nuclear electric generating plants. Admiral Ellis retired from the US Navy in 2004 as Commander, United States Strategic Command. He was responsible for the global command and control of US strategic forces to meet decisive national security objectives. Admiral Ellis is a graduate of the US Naval Academy and was designated a Naval Aviator in 1971 and held a variety of sea and shore assignments in the United States and abroad. He holds Master of Science degrees in Aerospace Engineering and in Aeronautical Systems. He is a native of South Carolina and also serves as a Director of the Lockheed Martin Corporation, Level 3 Communications and Burlington Capital Group.

Stephen Davidson, joined the Board in June 2005. Mr Davidson is Chairman of SPG Media plc and Enteraction TV Ltd. He has held various positions in investment banking, most recently at West LB Panmure where he was Global Head of Media and Telecoms Investment Banking then Vice Chairman of Investment Banking. From 1992 to 1998 he was Finance Director then Chief Executive Officer of Telewest Communications plc. He was Chairman of the Cable Communications Association from 1996 to 1998. He holds an MA (first class) in Mathematics and Statistics from the University of Aberdeen.

Senior Management

In addition to the executive management on our Board, the day-to-day management of the Group is conducted by the following senior managers:

Name	Age	Position
Alan Auckenthaler	59	Vice President, Inmarsat plc
Richard Denny	53	Vice President of Satellite and Network Operations, Inmarsat Global Limited
Paul Griffith	41	Vice President of Inmarsat Global Limited
Alison Horrocks	43	Company Secretary, Inmarsat plc
Eugene Jilg	70	Chief Technical Officer, Inmarsat plc; Vice President of Product Evolution, Inmarsat Global Limited
Debra Jones	48	Vice President of Business and Customer Operations, Inmarsat Global Limited
Perry Melton	45	Vice President of Sales and Marketing, Inmarsat Global Limited
Leo Mondale	46	Vice President of Business Development and Strategy, Inmarsat plc
Rupert Pearce	42	Group General Counsel, Inmarsat plc

The following is a brief biography of the above senior managers:

Alan Auckenthaler was General Counsel of Inmarsat Ventures Limited and its intergovernmental predecessor from January 1994 to June 2004, and was a member of the intergovernmental organization’s legal department from 1983 to 1989, serving as Deputy General Counsel. His legal career in the satellite communications industry began in 1979 at American Satellite Corporation, where he became deputy general counsel and assistant vice president. In 1989, he moved to US WEST International, where he served as general counsel until 1992. In 1993, he moved to US WEST, Inc, where he held the position of senior attorney. Mr. Auckenthaler was educated at the George Washington University, where he received a Master of Science in Telecommunications Policy in 1982. He received his JD in 1975. He received his BA from the University of Maryland in 1968.

Richard Denny has held various positions responsible for the control of our satellites since he joined Inmarsat Global Limited and its intergovernmental predecessor in August 1988. Since November 1998, he has been Vice President of Satellite and Network Operations, with responsibility for satellite control, network operations, network frequency and spectrum management. Prior to joining Inmarsat Limited, from 1984 to 1988, Mr. Denny worked with AUSSAT Pty Limited in Australia in connection with the establishment of the company’s satellite control facilities and subsequent satellite operations. Between 1971 and 1984, he held various positions in the satellite communications field with OTC, an Australian international communications carrier. Mr. Denny received his diploma in Electronics and Communications from North Sydney Technical College in 1974.

Paul Griffith joined Inmarsat Global Limited as Director, Business Evolution in September 2002 and was appointed Vice President, in January 2003. Prior to this, Paul was marketing director for Datapoint Group, a European call centre professional services business and Marketing Director for FirstMark Communications a broadband wireless start up. Between 1989 and 2000, he worked for British Telecommunications Ltd in a variety of commercial roles covering product management, marketing, business development and corporate strategy in both UK and international business markets. Paul began his career at Air Products where he held engineering, sales and market development positions from 1986 to 1989. He holds a Master of Engineering degree in Chemical Engineering from Imperial College, London University and an MBA (Distinction) from London Business School.

Alison Horrocks has been Secretary to the Board since its inception and also serves the boards of Inmarsat’s other main operating companies. She was previously group company secretary of International Public Relations plc, a worldwide public relations company. She is a Fellow of the Institute of Chartered Secretaries and Administrators.

Eugene Jilg returned to Inmarsat Ventures Limited in January 1999 as our acting Vice President of Corporate Affairs and Strategy and subsequently was appointed as Chief Technical Officer and is also Vice President, Portfolio Evolution, Inmarsat Global Limited. Previously, between November 1989 and April 1998, he held various positions within the intergovernmental predecessor principally managing satellite programmes and operations. Prior to joining Inmarsat, between August 1984 and September 1989, Mr. Jilg co-owned and co-managed Celsius Joint Venture, doing business as Case Parts Company. Between 1979 and 1984, Mr. Jilg was Deputy Director of the Space Systems Division of Ford Aerospace and Communications Corporation. Prior to this, from 1964, he held various positions at Communications Satellite Corporation. Prior to 1964, Mr. Jilg was, inter alia, employed by the US Government and was an officer in the US Navy. He holds a BS degree and an MS degree in Mechanical Engineering from Stanford University.

Debra Jones has been the Vice President of Business and Customer Operations, Inmarsat Global Limited since November 2000. Between 1995 and 2000, she was the senior human resources adviser for Eversheds Solicitors in Cardiff. Between 1988 and 1995, she was the head of personnel at Companies House in Cardiff. Between 1983 and 1988, Ms. Jones held various operational, information technology supervisory and management positions at the Department of Trade and Industry and the Office for National Statistics. She is a member of the Chartered Institute of Personnel and Development.

Perry Melton has been with Inmarsat Global Limited and its intergovernmental predecessor since 1992 and is the Vice President of Sales and Marketing. Prior to his current position, between 1992 and April 2002 Mr. Melton held various management positions, including Vice President of Strategic Development, manager of our Inmarsat-4 satellite investment planning team and head of procurement and contracts. Between 1982 and 1992, Mr. Melton gained considerable experience in the space and information systems industries through his employment in various finance and contracts positions with Lockheed Martin. Mr. Melton was educated at University of Notre Dame, where he received a BA degree in English Literature.

Leo Mondale joined Inmarsat in September 2004 and is based in Washington, D.C. Mr. Mondale is a lawyer, and was most recently a partner in Thaler Associates, a firm providing consulting and transactional services to enterprises engaged in trans- Atlantic business. Mr. Mondale served as president of the Washington, D.C. office of Arianespace Inc. from March to December 2000, and was responsible for sales, marketing and governmental affairs in the United States. Prior to that role, he was involved in the Iridium project initiation programme at Motorola Satellite Communications, and spent the following nine years at Iridium in a range of posts, including senior vice president and chief financial officer. Mr. Mondale has a BA and a JD from George Washington University, Washington D.C.

Rupert Pearce joined Inmarsat in January 2005 from Atlas Venture, a venture capital company, where he was a partner working with the firm’s European and US investment teams on investment, divestment, M&A and corporate finance transactions and was a member of the firm’s investment and exit committees. He was previously a partner at the international law firm Linklaters, where he spent 13 years specializing in corporate finance, M&A and private equity transactions. He received an MA in Modern History from Oxford University, and won the 1995 Fulbright Fellowship in US securities law, studying at the Georgetown Law Center. He is a Visiting Fellow of the Tanaka Business School, Imperial College, London.

There are no family relationships between any director and senior management.

BOARD PRACTICES

Corporate Governance

Our parent company, Inmarsat plc has established audit remuneration and nomination committees.

Audit Committee

The audit committee of the Board of directors of Inmarsat plc comprises John Rennocks (Chairman), Sir Bryan Carsberg and Stephen Davidson. All members of the audit committee are independent, non-executive directors and have significant, recent and relevant financial experience. By invitation, the meetings of the audit committee may be attended by the Chairman and Chief Executive Officer, Chief Financial Officer and the internal and external auditors.

The audit committee has particular responsibility for monitoring the adequacy and effectiveness of the operation of internal controls and risk management and ensuring that the Group’s financial statements present a true and fair view of the Group’s financial position. Its duties include keeping under review the scope and results of the audit and its cost effectiveness, consideration of management’s response to any major external or internal audit recommendation and the independence and objectivity of the internal and external auditors.

During the year to 31 December 2005, the audit committee reviewed and endorsed, prior to submission to the Board, half-year and full-year financial statements and results announcements and the quarterly financial reports for the Company and Inmarsat Group Limited. It considered internal audit reports and risk management up-dates, agreed external and internal audit plans and received up-dates on management responses to audit recommendations. The audit committee also approved recommendations on the review of accounting policies and monitored progress on two significant projects affecting the Group, namely implementation of International Financial Report Standards and preparedness for complying with the requirements of Section 404 of the Sarbanes-Oxley Act 2002 for its US reporting subsidiaries.

The Company Secretary, as Chairman of the Disclosure Committee, reported on matters that affected the quality and timely disclosure of financial and other material information to the Board, to the public markets and to shareholders. This enabled the Audit Committee to review and clarify the completeness of financial reporting disclosures prior to their release by the Board.

Remuneration Committee

The remuneration committee of the Board of directors comprises Stephen Davidson (Chairman), Sir Bryan Carsberg and Admiral James Ellis Jr (ret). All committee members are independent, non-executive directors.

The remuneration committee, on behalf of the Board, meets as and when necessary to review and approve as appropriate the remuneration of the executive directors and senior management and major remuneration plans for the Group as a whole. The remuneration committee appraises the Chairman and Chief Executive Officer against his written objectives. Similarly, the Chairman and Chief Executive Officer appraises the other executive directors. The remuneration committee approves the setting of objectives for all of the executive directors and authorizes their annual bonus payments for achievement of objectives. The remuneration committee provides remuneration packages sufficient to attract, retain and motivate executive directors required to run the Company successfully but does not pay more than is necessary for this service. The remuneration committee is empowered to recommend the grant of share options under the existing share option plans and to make awards under the long-term incentive plans. The remuneration committee considers there to be an appropriate balance between fixed and variable remuneration and between short and long-term variable components of remuneration. All of the decisions of the remuneration committee on remuneration matters in 2005 were reported to and endorsed by the Board.

Nominations Committee

The nominations committee of the Board of directors comprises Andrew Sukawaty (Chairman), John Rennocks and Admiral James Ellis Jr (ret).

The nominations committee did not meet during 2005 but, on an ongoing basis, expects to meet as and when necessary but at least twice a year. The nominations committee has responsibility for nominating to the Board, candidates for appointment as directors, bearing in mind the need for a broad representation of skills across the Board. The nominations committee will also make recommendations to the Board concerning the re-appointment of any independent, non-executive director by the Board at the conclusion of his or her specified term; the re-election of any director by shareholders under the retirement provisions of the Company’s articles of association; and changes to senior management.

(B)    Management of the Issuer

Board of Directors

The directors of Inmarsat Finance II plc are Andrew Sukawaty, Michael Butler and Rick Medlock.

Audit Committees

The audit committee of Inmarsat Holdings Limited is comprised of Andrew Sukawaty and Michael Butler, neither of whom the board of directors considers to be an audit committee financial expert, and neither of whom is independent (as such term is defined under the rules adopted by the New York Stock Exchange pursuant to the Sarbanes-Oxley Act of 2002). We believe that the members of Inmarsat Holdings Limited’s audit committee have sufficient experience to perform their responsibilities. Neither the issuer nor the guarantor is required under its law of incorporation to include financial experts on its audit committee.

COMPENSATION

In the year ended December 31, 2005, Inmarsat Holdings Limited paid or accrued compensation (including salary, bonus, benefits and pension) of US$7.8 million to the executive directors and senior management employed during that period. This includes compensation in all capacities with respect to Inmarsat plc and its subsidiaries.

The following table sets out the total compensation for prior and current directors of Inmarsat plc for the year ended December 31, 2005.

	Year ended December 31, 2005
	Salaries/ Fees	Bonus	Benefits	Total	Pension
	(US$000)
Executive directors
Andrew Sukawaty	570	673	32	1,275	70
Rick Medlock	436	256	19	711	19
Michael Butler	456	354	9	819	19
Non-executive directors
David Preiss (resigned May 31, 2005)	—	—	—	—	—
Richard Wilson (resigned May 31, 2005)	—	—	—	—	—
Graham Wrigley (resigned May 31, 2005)	—	—	—	—	—
Bjarne Aamodt (resigned November 11, 2005)		—	—		—
Sir Bryan Carsberg (appointed June 22, 2005)	42	—	—	42	—
Stephen Davidson (appointed June 22, 2005)	44	—	—	44	—
Admiral James Ellis Jr (ret) (appointed June 22, 2005)	84	—	—	84	—
John Rennocks (appointed January 4, 2005)	114	—	—	114	—

	1,746	1,283	60	3,089	108

1.	The pension for Andrew Sukawaty includes an annual salary supplement in lieu of employer pension contribution.

2.	From his date of appointment to 31 December 2005, the fee for Admiral James Ellis Jr (ret) included US$42,054 as a director of Inmarsat Inc, a wholly-owned subsidiary in the US.

3.	Upon the IPO, each of Sir Bryan Carsberg, Stephen Davidson and Admiral James Ellis Jr (ret) purchased ordinary shares in the company at a discount to market value equalling US$70,793 each and John Rennocks purchased ordinary shares at a discount to market value equalling US$132,729.

Service Contracts

The Chairman, who is also the Chief Executive Officer, has a service agreement for his services as Chief Executive Officer effective from June 17, 2005. The notice period to be given by either party is one year.

The Chief Financial Officer has an employment contract dated June 17, 2005. The notice period to be given by either party is one year.

The Chief Operating Officer has an employment contract dated June 17, 2005. The notice period to be given by either party is one year.

Fees for non-executive Directors are determined by the Board annually, taking advice as appropriate and reflecting the time commitment and responsibilities of the role. Non-executive Directors’ fees currently comprise a basic fee of £40,000 per annum plus additional fees of £5,000 per annum for each committee chairmanship and £2,500 per annum for each committee membership.

The Deputy Chairman and Senior Independent Director receives a basic fee of £75,000 per annum which includes fees for any committee membership plus a fee of £5,000 per annum for chairmanship of the Audit Committee.

Admiral James Ellis Jr (ret) also receives a fee in respect of his directorship of Inmarsat Inc which is £40,000 per annum.

Non-executive Directors do not participate in any annual bonus nor in the pension scheme, healthcare arrangements nor in any of the Company’s long-term incentive plans. The Company repays the reasonable expenses they incur in carrying out their duties as Directors.

Non-executive Directors have letters of appointment instead of service contracts.

Pension Plans

Since April 1999 (when Inmarsat Ventures Limited was incorporated), we have operated the following pension schemes to provide benefits to employees.

Pensionsaver plan

This plan is established pursuant to a trust deed and is managed by a trustee company. All UK employees on regular appointment or fixed-term staff (if provided for in their contract of employment) who are aged 18 or over may join this plan. Employees may be able to transfer benefits into this plan from other UK approved pension plans. Contributions to this plan are age-related. All contributions including those we make are invested in a retirement account in the employee’s name. On retirement, the employee’s account is used to provide a pension of the employee’s choice with the option to take part of the account as a tax-free cash payment. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

Pensionbuilder plan

This plan is established pursuant to a trust deed and managed by a trustee company. This plan combines a defined benefit tier with a defined contribution tier. This plan provides benefits based on the employee’s salary up to a maximum of the UK Inland Revenue earnings cap. The defined benefit tier provides a pension determined by the employee’s pensionable service and final pensionable salary. The defined contribution tier provides benefits determined by contributions paid into the employee’s retirement account, investment growth on those contributions and the cost of buying a pension at retirement. Only employees who were contributing members of the Inmarsat Staff Pension and Death Benefit Plan on December 31, 1998 were eligible to join this plan. This plan has been closed to new entrants. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

International pension plan

This plan is established pursuant to a trust deed and is managed by trustees. Contributions by the employee and our contributions are fixed according to the employee’s age. Contributions are paid into an individual account held in the name of the trustees. An employee’s plan is invested by a professional pension fund manager that we recommend and who is appointed by the trustees. At retirement, the employee can take the value of his plan as a lump sum payment or use his or her plan to buy a pension. All our non-UK tax domiciled employees who were employees of our predecessor in business, the International Mobile Satellite Organization, before January 1, 1999 were eligible to join this plan and such employees joining us on or after January 1, 1999 are eligible to join this plan once they reach the age of 18. In addition, Inmarsat pays the cost of the employee’s life insurance and disability scheme benefits.

Inmarsat funded unapproved retirement benefits plan

This plan is for former members of the Inmarsat Staff Pension and Death Benefit Plan at December 31, 1998. This plan is established under a formal trust deed. Contributions and benefits under the plan function like the defined contribution tier of the Pensionbuilder plan; however, the employee and we pay contributions on the employee’s salary above the earnings cap.

Inmarsat 401(k) pension plan

This plan is established pursuant to a trust and is managed by a trustee. This plan is provided for our employees who are US citizens or permanent residents. Both we and the employee make contributions to this plan. Contributions are paid into individual accounts held in an employee’s name. The accounts are invested by a professional pension fund manager. On retirement, an employee can take the value of his account as a cash lump sum payment or in regular instalments. Contributions to this plan may be limited. If this occurs, contributions that cannot be made to this plan will, subject to relevant rules, be invested in the Inmarsat International pension plan. The total amount of contributions made will not be affected by which plan is used. In addition, we make contributions equal to a percentage of the difference between pensionable salary (meaning basic salary under the previous pension plan, grossed up for UK tax liabilities) and gross salary. In addition, we pay the cost of providing lump sum life insurance and disability benefits from separate arrangements.

Before the incorporation of Inmarsat Ventures Limited in April 1999, other pension schemes were operated to provide benefits to employees. These other schemes were wound up prior to our incorporation. There may be liabilities related to the winding-up of these schemes of which we are not currently aware.

With effect from April 2006, there will be new UK pension regulations which come into effect and will result in some changes to the operation of the above plans (except the 401(k) plan.

Shares and Stock Options

The non-executive directors hold no options over the shares of Inmarsat plc. See “Share Ownership—Stock Option Plan”.

See Item 7 “Major Shareholders and Related Party Transactions” for directors interests in Inmarsat plc.

EMPLOYEES

The following table sets out the average numbers of persons we employed in the Group for the years ended December 31, 2004 and 2005 by main category of activity:

	2004	2005
Category of activity
Network and satellite operations	138	125
Marketing and business development	114	112
Product development and engineering	117	103
Business infrastructure, administration, finance and legal	145	139

Total	514	479

In the year ended December 31, 2005, the total compensation paid to (or accrued with respect to) our employees was US$96.5 million.

The majority of our employees work in London. The remainder work generally in the United States and Dubai. Our multicultural workforce comprises over 50 nationalities and is important to the operation of our global business.

We do not recognize an official labour union although some of our employees have individual membership in such unions.

We believe that relations with our employees are good.

The group has ensured that employees are fully informed and involved in the business, through the use of various communications methods. These include an elected representative group covering all employees that is constituted to provide formal employee consultation in accordance with multi-jurisdictional employment legislation and more generally through briefing sessions and discussions with groups of employees, circulation of newsletters, company announcements, information releases and dissemination of information through normal management channels. Employees are actively encouraged to attend internal training courses to learn about the company’s products and services.

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

SHARE OWNERSHIP

See Item 7 “—Major Shareholders and Related Party Transactions” for ownership by directors and management.

Employees have the opportunity to participate in a range of share and share option plans as detailed below.

Awards under all of the Company’s share plans (including the long-term incentive plans for executive Directors and management) will normally be made only during the six weeks following the announcement by the Company of its results for any period and at any other time when the grant of awards will not be prohibited by the Model Code or the Company’s own share dealing code.

In any ten-year period, the number of shares which may be issued or placed under option under any executive share plan established by the Company, may not exceed 5% of the issued ordinary share capital of the Company from time to time. In any ten-year period, the number of shares which may be issued or placed under option, under any all employee share plan established by the Company, may not exceed 10% of the issued ordinary share capital of the Company from time to time.

Options and awards granted before the IPO (whether or not conditional upon the IPO) are not counted towards the above limits.

Inmarsat 2004 Staff Value Participation Plan (the “2004 Plan”)

In November 2004, the Company adopted the 2004 Plan. 280,800 A ordinary shares in Inmarsat plc were available to be granted under the 2004 Plan to any Director or employee of the Group. As part of the IPO, the A ordinary shares were converted following a 1 for 20 share split into ordinary shares. Options under the 2004 Plan vested or will vest as follows (i) 25% granted and held by option holders vested and were exercisable from July 18, 2005, (ii) half of the remaining options granted and held by option holders vested and were exercisable from March 9, 2006, being the date on which the Preliminary Results for 2005 were published and (iii) all remaining options granted under the 2004 Plan and held by option holders will vest and become exercisable from December 1, 2006. Whenever options are exercised under the 2004 Plan, the holder must pay a de minimis charge of €1. The options expire 10 years from the date of grant.

Following the exercise of options granted under the 2004 Plan, shares are transferred to the option holders from the Inmarsat Employees’ Share Ownership Plan Trust (resident in Guernsey). No new shares are issued to satisfy the exercise of these options.

No executive Director or member of management participated in the 2004 Plan.

Inmarsat 2005 Sharesave Scheme (the “Sharesave Scheme”)

The first grant under the Sharesave Scheme was made in July 2005. The Sharesave Scheme is a HM Revenue and Customs approved scheme open to all UK permanent employees, including executive Directors. The maximum that can be saved each month is £250 and savings plus interest may be used to acquire shares by exercising the related option. The options have been granted at a 20% discount to market value. Participants save under a three year savings contract. All of the executive Directors and certain members of management participated in the first invitation under the Sharesave Scheme.

Inmarsat 2005 International Sharesave Scheme

The first grant under the International Sharesave Scheme was made in October 2005. The International Sharesave Scheme is open to eligible employees based overseas who do not pay UK PAYE. The International Sharesave Scheme was established to replicate the UK approved Sharesave Scheme as closely as possible.

Details of the outstanding options granted to employees as at December 31, 2005 are shown in note 24 to the financial statements.

Inmarsat 2005 Share Incentive Plan (the “SIP”)

An award under the SIP was made in April 2006. The SIP is a HM Revenue and Customs approved plan open to all UK permanent employees and operates in conjunction with a UK tax-resident trust which holds shares on behalf of participating employees. Under the SIP, the Company can award “Free Shares” (up to a maximum value of £3,000) to employees. Employees can also acquire “Partnership Shares” from their salary up to a maximum of £1,500 per annum and the Company will match this with up to two free “Matching Shares” per “Partnership Share” (equivalent to a maximum value of £3,000 per annum).

Arrangements have been put in place for eligible overseas employees to replicate the UK approved SIP as closely as possible. Additional arrangements have also been put in place for employees to acquire shares over the capped amounts under the approved SIP. Awards under these arrangements have been made using shares held by the Inmarsat Employees’ Share Ownership Plan Trust.

The maximum value of shares to be acquired will not exceed 10% of any employee’s gross salary. No executive Director or member of management has applied to participate in the SIP or equivalent overseas arrangements. The number of new shares issued on April 7, 2006 was 460,312 to employees participating in the SIP.

Inmarsat 2005 Bonus Share Plan (the “BSP”)

The BSP provides the means by which a part of an employee’s annual bonus can be delivered in the form of shares, or their equivalent. It is anticipated that only executive Directors or selected senior management will initially participate in the BSP.

A bonus award of shares may be made under the BSP in addition to a participant’s cash bonus. If a portion of a participant’s cash bonus is deferred into shares under the BSP, a matching award up to the value of 50% of an individual’s maximum bonus opportunity may also be made, which would vest after three years subject to the attainment of performance conditions determined by the Remuneration Committee. Matching awards were not made under the BSP in 2005.

For the bonus award, the Remuneration Committee sets the annual performance targets in respect of the financial year relating to the award. The maximum combined award a participant may receive under the annual cash bonus plan and the bonus award is currently 200% of salary, except in special circumstances, and no more than 100% of salary can be received in the form of cash. Bonus awards may normally be exercised according to vesting schedule set by the Remuneration Committee. The Remuneration Committee can determine how dividends paid during the vesting period shall be awarded to participants.

The first award under the BSP was made to the executive Directors and certain members of management in May 2005, as a bonus award, and was conditional upon the IPO occurring. The value of the bonus award is based on a percentage of the target bonus for each individual being achieved for the 2005 financial year. The allocation of shares has been made based upon the mid-market closing price of Inmarsat plc (ultimate parent company) ordinary shares following the announcement of the 2005 Preliminary Results on March 9, 2006. The annual performance targets relating to revenue, operating expenditure, management of capital expenditure and EBITDA performance for the year ended December 31, 2005 were achieved in full and therefore the maximum bonus awards were made to participating employees. The total number of shares awarded under the BSP was 215,542.

Inmarsat 2005 Performance Share Plan (the “PSP”)

The PSP provides for an award of shares, which vest based on corporate performance measured over a three-year period. The PSP is intended for the participation of executive Directors and certain members of senior management. The maximum number of shares subject to an award to an individual in any financial year will generally be equal to 100% of annual basis salary as at the award date (other than in exceptional circumstances, such as on recruitment where larger awards of up to 200% of annual basic salary may be made).

The Remuneration Committee has the discretion to increase the size of a participant’s award to reflect the value of reinvested dividends that are paid during the vesting period. This may be paid as either cash or shares.

The first awards were made to the executive Directors and certain members of management as an allocation in May 2005, conditional upon the IPO of Inmarsat plc occurring, and the number of shares allocated was based upon the conditional IPO listing price of £2.45 per share. The Remuneration Committee determined that the awards for the executive Directors would be equivalent to 100% of basic salary. The total number of shares awarded under the PSP was 807,869.

The performance conditions applicable to the first award will be determined by reference to the Company’s relative Total Shareholder Return (TSR) performance against companies within the FTSE 350 index, excluding investment trusts, and the Company’s EBITDA performance.

For the performance conditions to be met in full and 100% of the award to vest at the end of the three-year period, the Company’s relative performance against the TSR must be in the upper quartile and there must also be EBITDA growth at or above 7% per annum. If the relative TSR performance is below the median level or the EBITDA growth is less than 5% per annum, none of the shares will vest. 30% of the award will vest for median TSR performance and EBITDA growth of 5% per annum target. There is pro-rata vesting of shares between median TSR performance and a minimum EBITDA growth of 5% per annum target and upper quartile TSR performance and EBITDA growth of 7% per annum. The parameters of the performance measure should not be construed as providing any view on the future performance of the Company.

	Annualized EBITDA growth
Vesting Fractions	Below 5%	At 5%	5% to 7%	At or above 7%
Relative TSR performance
Upper quartile	No vesting	75%	Pro-rata	100%
Median to upper quartile	No vesting	Pro-rata	Pro-rata	Pro-rata
Median	No vesting	30%	Pro-rata	75%
Below median	No vesting	No vesting	No vesting	No vesting

The Remuneration Committee believes that the constituents of the FTSE 350 index will provide a meaningful and sufficiently stretching comparator group against which to measure Company performance, given the lack of direct comparators. Growth in EBITDA was selected to reflect the Company’s underlying financial performance, given the significant capital investment made by the Company.

There are no provisions for the re-testing of performance under the PSP.

It is intended that future awards under the PSP will be made. The vesting schedule, performance conditions and comparator group for future awards will be determined at the time but will be stretching.

Directors’ share options and share awards

Audited information in respect of share options and share awards held by the executive Directors of the Company during the year to December 31, 2005 is set out below. No other Director has received share options.

Sharesave Scheme Director		Options held at January 1, 2005	Granted during the year	Exercised during the year	Options held at December 31, 2005	Exercise Price	Date from which exercisable	Expiry Date
Michael Butler	(a)	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	May 2009
Rick Medlock	(a)	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	May 2009
Andrew Sukawaty	(a)	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	May 2009

(a)	Inmarsat 2005 Sharesave Scheme

Share awards Director		Share awards held at January 1, 2005	Awarded during the year	Vested during the year	Share awards held at December 31, 2005	Award Price		Vesting Date
Michael Butler	(b) (c)	Nil Nil	106,123 25,456	Nil Nil	106,123 25,456	£ £	2.45 3.83	May 31,2008 March 9, 2007 March 9,2008 March 9, 2009
Rick Medlock	(b)	Nil	106,123	Nil	106,123		£2.45	May 31, 2008
	(c)	Nil	25,456	Nil	25,456		£3.83	March 9, 2007 March 9, 2008 March 9, 2009
Andrew Sukawaty	(b)	Nil	153,062	Nil	153,062		£2.45	May 31, 2008
	(c)	Nil	55,075	Nil	55,075		£3.83	March 9, 2007 March 9, 2008 March 9, 2009

(b)	Inmarsat 2005 Performance Share Plan
(c)	Inmarsat 2005 Bonus Share Plan

•	The shares were allocated in March 2006 using a share price of £3.83 based upon a monetary value determined during the 2005 financial year.

•	The shares will vest in three equal instalments in March 2007, 2008 and 2009.

The market value of the ordinary shares for the period from the IPO to April 20, 2006 ranged from 245p to 369p and the share price at December 31, 2005 was 345.5p.

Directors’ interests

The interests of the Directors of the Company in office at the end of the period and their interests in the share capital of the Company as at April 20, 2006 and their connected persons are shown below. The Register of Directors’ Interests (which is open to shareholders’ inspection) contains full details of Directors’ shareholdings and options to subscribe for shares.

	As at April 20, 2006	As at December 31, 2005	As at June 22, 2005	As at December 31, 2004*
	Interest in ordinary shares of €0.0005 each			Interest in A ordinary shares of €0.01 each
Executive Directors
Michael Butler	1,400,000	2,186,057	2,430,000	121,500
Rick Medlock	2,161,163	2,438,163	2,430,000	121,500
Andrew Sukawaty	3,886,505	4,857,905	5,400,000	270,000

	Interest in ordinary shares of €0.0005 each			Interest in B ordinary shares of €0.01 each
Non-executive Directors
Sir Bryan Carsberg	16,327	16,327	16,327	—
Stephen Davidson	16,327	16,327	16,327	—
Admiral James Ellis Jr (ret)	16,327	16,327	16,327	—
John Rennocks	33,104	33,104	33,104	230

*	Or at date of appointment, if later.

Note:

1)	As part of the IPO, the various classes of Ordinary shares of €0.01 each were converted, following a 1 for 20 share split, into one new class of ordinary shares of €0.0005 each.

2)	The executive Directors are not able to sell 50% of their shareholding in place following the IPO until December 1, 2006 under the terms of an agreement entered into at the time of the IPO.

3)	The non-executive Directors have all agreed not to sell any of their shares for a period of one year since their acquisition at the time of the IPO, unless there would be a need to sell a portion to cover a tax liability in connection with the acquisition of the shares.

4)	As at April 20, 2006, the executive Directors are also deemed to have a beneficial interest in 2,745,265 ordinary shares held by the Inmarsat Employees’ Share Ownership Plan Trust simply by virtue of being within the class of beneficiaries of the Trust.

5)	No right to subscribe for shares in the Company or any body corporate in the same group was granted to, or exercised by any Director or a member of a Director’s immediate family during the financial year.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

MAJOR SHAREHOLDERS

Inmarsat plc

Inmarsat Holdings Limited is directly owned by Inmarsat plc. The company does not know of any arrangements that may, at a subsequent date, result in a change in control of the company. As of April 20, 2006, there were the following interests in more than 3% of the issued ordinary share capital of Inmarsat plc.

Substantial shareholdings	Number of ordinary shares of €0.0005 each	Percentage of issued Share Capital
Lansdowne Partners Limited Partnership	38,548,871	8.43%
The Goldman Sachs Group Inc	23,178,461	5.07%
KDDI Corporation.	21,739,149	4.76%
Deutsche Bank AG	19,508,211	4.27%
Prudential plc	15,305,141	3.35%
Legal & General Investment Management Limited	15,044,324	3.29%
The Prudential Assurance Company Limited	15,065,757	3.29%
Andrew Sukawaty	*	*
Rick Medlock	*	*
Alan Auckenthaler	*	*
Michael Butler	*	*
Richard Denny	*	*
Paul Griffith	*	*
Alison Horrocks	*	*
Eugene Jilg	*	*
Debra Jones	*	*
Perry Melton	*	*
Leo Mondale	*	*
Rupert Pearce	*	*
All Executive Officers and Directors as a group (13 persons)(1)	16,527,488	3.62%

*	Represents beneficial ownership of less than one percent of ordinary shares outstanding.

(1)	As at April 20, 2006, the Inmarsat Employees’ Share Ownership Plan Trust held 0.6% of the total ordinary shares in trust, which may be allocated to senior management and employees in the future. None of these shares have been issued as of the date of this annual report.

As at April 20, 2006 the Directors and management of Inmarsat plc beneficially owned individually and in aggregate (including shares under option within the trust) of 3.62% of the total shares of each class of Inmarsat plc shares outstanding.

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

Description of Share Capital of the Issuer and the Guarantors

As of the date hereof, Inmarsat Finance II plc, the issuer, has an authorized share capital of £50,000 of which 50,000 shares have been issued, partly paid at a par value of £1.00 each, 49,999 of which are held by Inmarsat Holdings Limited and one of which is held by Inmarsat plc, the direct parent company of Inmarsat Holdings Limited.

As of the date hereof, Inmarsat Holdings Limited, the guarantor, had 610,879,483 ordinary shares of €0.0005 each issued and outstanding, all of which are held by Inmarsat plc.

RELATED PARTY TRANSACTIONS

Distribution Arrangements

During 2005, one of our principal shareholders, KDDI Corporation, was among our five largest distribution partners (measured by traffic volume over our network). These distribution partners are parties to the Distribution Agreements. For a description of these new Distribution Agreements, see “Item 10: Additional Information—Material contracts”.

Supply Arrangements

We enter into network and satellite control services and telephone and equipment services contracts with suppliers, including suppliers who are also our existing shareholders. During 2005, we made payments under these contracts in an aggregate amount of US$2.4 million. These arrangements may be continuing, or we may enter into additional contracts with existing shareholders on an arm’s length basis on commercial terms.

ITEM 8.    FINANCIAL INFORMATION

See Item 17. “Financial Statements”.

Significant Change

No significant changes have occurred since the date of our consolidated financial statements included in this annual report.

ITEM 9.    THE OFFER AND LISTING

The Senior Discount Notes are currently listed on the Luxembourg Stock Exchange.

ITEM 10.    ADDITIONAL INFORMATION

MEMORANDUM AND ARTICLES OF ASSOCIATION

The following is a summary of the principal provisions of the Company’s Memorandum and Articles of Association (“Memorandum” and “Articles”) as in effect at the date of this report, and certain relevant provisions of the Companies Act 1985. The following summary description is qualified in its entirety by reference to the terms and provisions of the Memorandum and Articles, a copy of which have been filed with the Registrar of Companies for England and Wales.

Objects and purposes

The Company is incorporated under the name Inmarsat Holdings Limited, and is registered in England and Wales under registered number 4917504. The Company’s objects and purposes are set out in the third clause of its Memorandum and cover a wide range of activities, including to carry on business as manufacturers, builders and suppliers of and dealers in goods of all kinds, to carry on the business of a holdings company as well as to carry on all other businesses necessary to attain the Company’s objectives. The Memorandum grants the Company a broad range of powers to effect these objectives.

Directors

The Articles provide for a board of directors, consisting of not fewer than one director, who shall manage the business and affairs of the Company.

Under the Company’s Articles, without prejudice to the obligation of any director to disclose his interest in accordance with section 317 of the Companies Act 1985, a director may vote at a meeting of directors on any resolution concerning a matter in respect of which he has, directly or indirectly, an interest or duty. The director must be counted in the quorum present at a meeting when any such resolution is under consideration and if he votes his vote must be counted.

The directors are empowered to exercise all of the powers of the Company to borrow, raise and secure the payment of money in any way the directors think fit, including, without limitation, by the issue of debentures and other securities, perpetual or otherwise, charged on all or any of the Company’s property (present and future) or its uncalled capital, and to purchase, redeem and pay off those securities.

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

Classes of shares

The Company has only one class of ordinary shares.

Rights attaching to the Company’s shares

Dividend rights:    The Company’s shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. The directors may also pay interim dividends.

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

General meetings of shareholders

Every year the Company must hold an annual general meeting. The Board can call an extraordinary general meeting at any time and, under general law, must call one on a shareholders’ requisition.

Meetings are convened upon written notice of not less than 21 days in respect of meetings of members called for the passing of a special resolution or annual general meetings of members, and not less than 14 days in respect of most other meetings of members.

Limitations on voting and shareholding

There are no limitations imposed by English law or the Articles on the right of non-residents or foreign persons to hold or vote the Company’s shares other than those limitations that would generally apply to all of the shareholders.

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

MATERIAL CONTRACTS

Senior Facility Agreement

Inmarsat Investments Limited, as borrower, and certain subsidiaries of Inmarsat plc, as guarantors, entered into a new Senior Facility Agreement on May 24, 2005, with Barclays Capital, ING N.V. and The Royal Bank of Scotland plc as mandated lead arrangers, Barclays Capital, ING N.V. and the Royal Bank of Scotland plc as book runners and Barclays Bank plc as agent and security trustee, as amended.

The Senior Facility Agreement provides for an amortizing term loan of US$250.0 million and a US$300.0 million Revolving Committed Facility which was undrawn as at December 31, 2005.

Interest Rates and Fees

Advances under the Senior Facility Agreement bear interest for each interest period at a rate per annum equal to LIBOR plus an applicable margin of between 1.35% to 0.6% tied to a leverage grid. The initial margin was 1.2% and at December 31, 2005 the margin was 0.9%.

We paid customary fees to the lenders under the Senior Facility Agreement for making the term loan available under the Senior Facility Agreement.

Guarantees and Security

Inmarsat Investments Limited’s obligations under the Senior Facility Agreement are guaranteed by Inmarsat Group Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat Launch Company Limited and Inmarsat (IP) Company Limited. The obligations of the guarantors are joint and several. Subject to certain conditions, Inmarsat plc must procure that the aggregate of the unconsolidated total assets and unconsolidated subsidiary EBITDA of the guarantors exceeds 85% of our consolidated assets and EBITDA, respectively, calculated by reference to the most recent audited consolidated financial statements of each guarantor.

In addition, the Senior Facility Agreement lenders benefit from a pledge over the shares of Inmarsat Ventures Limited.

Maturity

The Senior Facility Agreement is comprised of one term loan—a US$250.0 million principal amount term loan facility and a US$300.0 million Revolving Committed Facility available to May 2010. The term loan is repayable in US$25.0 million yearly instalments from June 2007 and then every 6 months until December 2009 with a final bullet repayment of US$100.0 million in May 2010.

Use of Proceeds

The proceeds of the new Senior Facility Agreement, together with existing surplus cash and IPO proceeds were used to repay the Previous Senior Facility Agreement as well as the Subordinated Preference Certificates and the 35% Senior Notes principal repayment. The revolving committed facility was undrawn at December 31, 2005.

Voluntary and Mandatory Prepayment

The term loans allow for voluntary prepayments and require mandatory prepayment in full or in part in certain circumstances, including:

•	a change of control or sale

•	the disposal of assets other than in the ordinary course of trading or specific exceptions specified in the Senior Facility Agreement;

•	the receipt of insurance claim proceeds in excess of US$1.0 million unless (i) they are applied or contractually committed to be applied in the purchase, repair or replacement of fixed assets for use in the business within 12 months of receipt or have to be applied in payment of third party liabilities, (ii) they relate to the Inmarsat-4 satellite programme and, within 12 months of receipt, are committed to be applied in the case of the first loss (or partial loss) of an Inmarsat-4 satellite, in construction of a replacement launch vehicle, and in the case of any subsequent loss, in the construction of a new Inmarsat-4 satellite, a new launch vehicle and insurance for such satellite.

Amounts received by us which may become subject to the preceding prepayment provisions will be retained in a cash collateral account charged to the security agent until applied.

Representations, Warranties and Undertakings

The Senior Facility Agreement contains customary representations and warranties.

In addition, it contains negative covenants that restrict or prohibit Inmarsat Investment Limited and its subsidiaries (subject to certain agreed exceptions) from:

•	merging or consolidating with or into any other person;

•	materially changing the general nature of their business;

•	selling, transferring, leasing or otherwise disposing of any of their assets;

•	creating security interests over any part of their assets, save (among other things) to secure the notes as permitted under the intercreditor agreement;

•	entering into any contract or arrangement unless it is on arms’ length terms;

•	conducting certain acquisitions or investments, or entering into joint ventures or partnerships;

•	incurring or having outstanding certain borrowings, guarantees, indemnities, loans or letters of credit;

•	conducting certain share issues or issuing options for the issue of any shares or loan capital, or redeeming or purchasing their own shares;

•	making any repayment of principal or payment of interest under the indenture related to the notes and related documents, except as permitted by the intercreditor agreement;

•	declaring or paying certain dividends or making certain other distributions to our shareholders

In addition, the Senior Facility Agreement requires us to maintain specified consolidated financial ratios, such as EBITDA to total net interest payable, total net debt to EBITDA and senior net debt to EBITDA.

The Senior Facility Agreement contains customary affirmative undertakings, including (among others) undertakings related to:

•	the maintenance of material insurance policies;

•	the maintenance of all relevant authorizations;

•	protection of our intellectual property;

•	implementing certain interest rate hedging policies; and

•	information and accounting.

The Senior Facility Agreement contains customary events of default, including (among others):

•	non-payment of amounts due under the Senior Facility Agreement, subject to a three business day grace period, solely in relation to any administrative or technical error;

•	breach of other covenants (including financial covenants);

•	breach of representations or warranties;

•	invalidity or unlawfulness of certain senior finance documents;

•	certain insolvency, receivership, liquidation, winding up or related events including creditors’ process;

•	cross default when any financial indebtedness of US$15.0 million or more is not paid when due or is capable of being declared due and payable;

•	change of ownership;

•	breach of any term in the intercreditor agreement;

•	certain material litigation is commenced or threatened;

•	regulatory proceedings or other events having materially adverse effects occur.

At any time after the occurrence of an event of default the lenders may terminate the availability of the facilities, declare any outstanding advances due and payable, require any borrower to prepay certain liabilities, and/or take any other action allowed under the documents or law.

The Senior Notes

Inmarsat Finance plc completed an offering of US$375.0 million aggregate principal amount 7 5/8% Senior Notes due 2012 in January 2004. In April 2004, Inmarsat Finance plc issued a further US$102.5 million aggregate principal amount of 7 5/8% Senior Notes due 2012. We refer to these notes collectively as the Senior Notes. The Senior Notes are guaranteed on a senior basis by Inmarsat Group Limited, the parent company of Inmarsat Finance plc, and on a senior subordinated basis by Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Limited, Inmarsat Leasing (Two) Limited and Inmarsat Launch Company Limited. Inmarsat Investments Limited’s guarantee of the Senior Notes is secured by a second ranking charge over the shares of Inmarsat Ventures Limited. The proceeds from each offering of Senior Notes were loaned by Inmarsat Finance plc to Inmarsat Investments Limited pursuant to separate subordinated intercompany note proceeds loans on substantially identical terms. The terms of these subordinated intercompany note proceeds loans provide that interest will accrue at a rate sufficient to fund interest on the Senior Notes (including default interest) and, if applicable, additional amounts. In July 2005 the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5 million to US$310.4 million. In December 2005 Inmarsat Investments Limited purchased US$10.0 million of our Senior Notes for US$10.5 million including accrued interest of US$0.2 million. We paid a premium on the purchase of US$0.3 million, as well as repaying the principal amount of US$10.0 million. Taking into account our short term cash surpluses, the total payment of US$10.5 million results is an overall economic benefit to the Group when the premium paid is compared to future net interest charges, discounted back to today’s values.

In October 2004, Inmarsat Finance plc consummated a public exchange offer pursuant to which it exchanged the Senior Notes for substantially identical Senior Notes registered under the Securities Act.

Interest on the Senior Notes is payable semi-annually on March 1 and September 1 of each year. The Senior Notes are redeemable, at the option of Inmarsat Finance plc, in whole or in part, at any time on or after 1 March 2008, at 103.813% of their principal amount, plus accrued interest, declining to 100.0% of their principal amount, plus accrued interest, on or after March 1, 2011.

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

Senior Discount Notes

Inmarsat Finance II plc completed an offering of US$450.0 million aggregate principal amount at maturity of 10 3/8% Senior Discount Notes due 2012. Inmarsat Finance II plc’s obligations under the indenture governing the Senior Notes are guaranteed on a senior basis by Inmarsat Holdings Limited, the parent company of Inmarsat Finance II plc.

Interest on the Senior Discount Notes is payable semi-annually on May 15 and November 15 of each year from 2009. Prior to then the semi-annual interest on May 15 and November 15 is accreted in the principal. The Senior Discount Notes are redeemable, at Inmarsat Finance II plc’s option, in whole or in part, at any time on or after November 15, 2008, at 105.188% of their principal amount, plus accrued interest, declining to 100.0% of their principal amount, plus accrued interest, on or after November 15, 2011.

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

Intercreditor Agreement

On June 21, 2005, (1) Inmarsat Investments Limited as Original Borrower and Guarantor, (2) Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as Additional Guarantors, (3) Barclays Bank PLC, ING N.V., and The Royal Bank of Scotland plc, as the senior lenders, (4) Barclays Bank PLC as agent of the other senior finance parties, (5) Barclays Bank PLC as the security trustee and agent, (6) Barclays Bank PLC as the Issuing Bank, (7) The Royal Bank of Scotland plc as the Original Hedging Bank, (8) The Bank of New York as the trustee in connection with the Senior Notes (9) Inmarsat Finance plc as the issuer of the Senior Notes (10) Inmarsat Holdings Limited, Inmarsat Investments Limited,

Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as the Original Intercompany Lenders, and (11) Inmarsat Holdings Limited, Inmarsat Investments Limited, Inmarsat Ventures Limited, Inmarsat Global Limited, Inmarsat Leasing Limited, Inmarsat Leasing (Two) Limited, Inmarsat (IP) Company Limited, Inmarsat Group Limited and Inmarsat Launch Company Limited as the Original Intercompany Borrowers, entered into an intercreditor agreement (the “Intercreditor Agreement”).

The Intercreditor Agreement sets out:

•	the relative ranking of certain debt (not including the notes or the guarantee) of Inmarsat plc and its subsidiaries;

•	when payments can be made in respect of that debt;

•	when enforcement actions can be taken in respect of that debt;

•	the terms pursuant to which that debt will be subordinated upon the occurrence of certain insolvency events;

•	turnover provisions; and

•	agreements among secured creditors of the obligors regarding enforcement of their security.

Priority

The Intercreditor Agreement provides that certain outstanding debt of Inmarsat plc and its subsidiaries will have the following priority:

•	first, the “senior debt” (which consists of all money and liabilities now or in the future due, owing or incurred under the Senior Facility Agreement and related documents, together with all accruing interest and all related losses and charges) and any “hedging liabilities” (which consist of any liabilities due to any hedging lender in relation to any hedging document approved by the security trustee);

•	second, the subsidiary guarantees of the Senior Notes; and

•	third, the subordinated intercompany funding loan, any other intercompany debt other than the subordinated intercompany note proceeds loan and the investor debt.

The ranking of the Senior Notes, the Senior Discount Notes and the parent guarantee is not governed by the Intercreditor Agreement.

Provisions Governing the Senior Notes

Permitted payments.    Until the repayment in full of the Senior Facility Agreement no subsidiary guarantor of the Senior Notes will:

•	pay any amount on or in respect of, or make any distribution in respect of, its subsidiary guarantee in cash or in kind or apply any money or property in or towards discharge of its subsidiary guarantee, except as described below;

•	exercise any set-off against its subsidiary guarantee, except as described below;

•	create or permit to subsist any security, or give any guarantee from Inmarsat plc or any subsidiary of it (including Inmarsat Holdings Limited or Inmarsat Finance plc), for, or in respect of, its subsidiary guarantee, other than the guarantees and security in favour of the holders of the Senior Notes; or

•	make certain amendments to the indenture governing the Senior Notes or any other agreement related to the subsidiary guarantees;

and, except with the prior consent of the majority lenders under the Senior Facility Agreement, no holders of the Senior Notes shall:

•	demand or receive any payment from any subsidiary guarantor of any amount on or in respect of, or any distribution from any subsidiary guarantor in respect of, any subsidiary guarantee in cash or in kind or apply any money or property in or towards discharge of any subsidiary guarantee, except as described below;

•	exercise any set-off against any subsidiary guarantee, except as described below; or

•	permit to subsist or receive any security or any guarantee from Inmarsat plc or any subsidiary of it for (including Inmarsat Holdings Limited or Inmarsat Finance plc), or in respect of, any subsidiary guarantee, other than the guarantees and security in favour of the holders of the Senior Notes.

Notwithstanding the foregoing, a subsidiary guarantor may pay and a holder of the Senior Notes may receive:

•	“permitted junior securities”; and

•	subject to the suspension provisions below, payments on the guarantees in respect of interest, fees, expenses and other amounts in accordance with the indenture governing the Senior Notes.

The preceding payments (other than payments made in “permitted junior securities”) must be suspended if:

•	a payment event of default under the Senior Facility Agreement occurs (until the default has been waived or remedied); or

•	a non-payment event of default under the Senior Facility Agreement has occurred and the senior agent has served a notice of such non payment default to the trustee and the issuer of the Senior Notes, until the earliest of:

•	179 days after notice was served on the issuer and the trustee of the Senior Notes by the senior agent;

•	if a standstill period with respect to the subordinated intercompany shareholder funding loan is in effect after the delivery of the notice above, the date on which that standstill period expires;

•	the date on which the senior default has been waived or remedied;

•	the date on which the senior agent delivers notice to the issuer and the trustee of the Senior Notes cancelling the payment suspension; and

•	the date of repayment in full of all obligations under the Senior Facility Agreement.

Enforcement action.    Until the repayment in full of the Senior Facility Agreement, except with the prior consent of or as required by the majority lenders under the Senior Facility Agreement, the trustee and the holders of the Senior Notes may not take any “enforcement action” in relation to the subsidiary guarantees unless they have matured in accordance with their terms.

Subordination upon Insolvency.    If:

•	any order is made or resolution passed for the suspension of payments, moratorium of any indebtedness, winding-up, dissolution, administration or reorganization (by way of voluntary arrangement, scheme of arrangement or otherwise) of any obligor under the senior finance documents or the high yield finance documents;

•	any obligor enters into any composition, assignment or arrangement with its creditors generally;

•	any liquidator, receiver, administrator, administrative receiver, compulsory manager or other similar officer is appointed in respect of any obligor or any of its assets; or

•	any analogous event occurs in any jurisdiction,

then the subsidiary guarantees will be subordinated in right of payment to the Senior Facility Agreement and the related hedging liabilities and, until the Senior Facility Agreement and related hedging obligations are discharged, the trustee and each holder of the Senior Notes must (among other things):

•	hold all payments and distributions in cash or in kind received or receivable by it in respect of the subsidiary guarantees on trust for the senior lenders under the Senior Facility Agreement;

•	on demand by the senior lenders or their agent, pay an amount equal to subsidiary guarantees owing to it and discharged by set-off or otherwise to the senior lenders or their agent; and

•	promptly direct the trustee in bankruptcy, liquidator, assignee or other person distributing the assets of the relevant debtor or their proceeds to pay distributions in respect of the subsidiary guarantees directly to the senior creditors or their agent, save, in each case, that the trustee and senior noteholders will be entitled to receive and retain “permitted junior securities”.

For purposes of the foregoing, “permitted junior securities” means:

•	equity securities of the parent guarantor of the Senior Notes and/or any holding company of it; and

•	debt securities of the parent guarantor of the Senior Notes, the issuer of the Senior Notes, any holding company of either of them and/or of the relevant subsidiary guarantor that (in the case of the subsidiary guarantors only) are subordinated in right of payment to the Senior Facility Agreement at least to the extent that the subsidiary guarantees are subordinated to the Senior Facility Agreement.

Turnover

The subordinated creditors under the Intercreditor Agreement (i.e., the Senior Note trustee, the holders of the Senior Notes, the holder of the subordinated intercompany Senior Note proceeds loan, the holder of the subordinated intercompany funding loan and the other intercompany lenders) have agreed in relation to the relevant subordinated obligations that, prior to the discharge in full of all senior obligations, to turn over to the security agent under the Senior Facility Agreement all payments received in violation of the Intercreditor Agreement.

We obtained permission of the lenders under the Senior Facility Agreement to issue the Senior Discount Notes.

Commercial Framework Agreement

In December 2003, we concluded negotiation of a master commercial framework agreement (the “Commercial Framework Agreement”), an agreement to be entered into among Inmarsat Ventures Limited, Inmarsat Global Limited and any distribution partner in respect of our services we may appoint from time to time. This agreement sets out the terms of our responsibilities and those of our distribution partners in the provision of our satellite communication services upon the date of signing by each new distribution partner.

Each signatory of a Commercial Framework Agreement will also sign, as applicable, a new master distribution agreement known as the Land Earth Station Operator Agreement (LESO Agreement), a master R-BGAN distribution agreement, a master BGAN distribution agreement, a master lease services provider agreement, or other specialized services distribution agreement for current or future services, depending on the nature of the services we will provide to the distribution partner.

All of our distribution partners have executed a Commercial Framework Agreement other than those R-BGAN distributors that signed a master R-BGAN distribution agreement prior to the Commercial Framework Agreement.

Term

Each Commercial Framework Agreement expires on April 14, 2009. The agreements set out a procedure for renewal near the end of their term, although no party is required to renew its agreement.

Price

For each of our services a distribution partner provides to end-users, the distribution partner must pay us the price specified in its Commercial Framework Agreement or the applicable distribution agreement for that service. Prices are subject to service-specific, volume-based discounts for distribution partners that reach specified sales revenue targets and traffic targets in the case of R-BGAN only distributors. Initial wholesale prices for our existing services (including R-BGAN), as well as the associated volume discounts related thereto, are set out in each Commercial Framework Agreement or the applicable distribution agreement. Pursuant to these agreements, we must provide prices for our next-generation (e.g. BGAN for the aeronautical sector) services to our distribution partners before we launch those services.

Each Commercial Framework Agreement provides that, in the initial pricing period (from April 15, 2004 until December 31, 2006), we will provide distribution partners with volume discounts and, after 2005, other incentives in a minimum annual amount equal to 6.5% (2005) and 7.0% (2006, 2007 and 2008) of our previous-year revenue from all “demand-assigned” services (i.e. existing and next-generation services other than leasing and radio-determination services). To the extent that the value of volume discounts and other incentives our distribution partners earn is less than the minimum amount specified in the preceding sentence in any year (at least to the end of 2008), we must add such shortfall to the minimum incentive amount for distribution in the following year, and can allocate it in a variety of forms, including price promotions, reductions or incentives.

In addition to the above incentives, from 2006 onwards, we must provide distribution partners with an additional incentive in the form of either (at the relevant distribution partner’s option) a cash payment or a credit against amounts due for airtime purchased from Inmarsat Global Limited, in either case, if we exceed certain total revenue targets. These revenue targets have been set for 2006, 2007 and 2008.

Subject to cost and revenue neutral alterations, the initial prices and discounts set out in each Commercial Framework Agreement will be effective until December 31, 2008 in respect of existing services covered by the LESO Agreement. Existing prices and discounts in respect of R-BGAN services and BGAN services for the Land sector are effective until April 15, 2009, subject at all times to the ability to revise those prices subject to the notice provisions laid out in the respective distribution agreements.

Distribution

Under each Commercial Framework Agreement, we are not restricted from appointing new distribution partners for our existing services, if such new distribution partners provide land earth stations, unless a distribution partner is our affiliate, in which case the provisions summarized under “Distribution” apply.

Each Commercial Framework Agreement provides that we may appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) of our R-BGAN and next generation BGAN services in accordance with agreed objective selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of potential new distribution partners. However, we may not recruit service providers of our existing distribution partners while they are under contract to provide services to their existing distribution partners or for a period of 12 months after the expiration of such a contract, nor may we appoint new distribution partners in certain pre-existing core segments of the BGAN market during an initial period of two years following commercial launch of BGAN services, unless we identify a market insufficiently addressed by existing distribution partners (and following consultation with them).

In April 2006, certain of our distribution partners commenced arbitration proceedings with a view to clarifying the terms of their Commercial Framework Agreements with us, specifically concerning the recent appointment of a new distribution partner for BGAN services which they believe took place outside the terms of these Commercial Framework Agreements. Having taken legal advice, we believe that the claims of these distribution partners are without merit and we intend vigorously to defend our position in the arbitration proceedings.

In order to protect distribution partners’ investment in their distribution channels, as long as they remain in force the Commercial Framework Agreements generally prohibit us from selling any services directly to end-users. However, the Commercial Framework Agreements do not prohibit us from selling directly to end-users those services for which the LESO Agreement (as defined below) allow us to own and operate a land earth station.

Land Earth Station Operator Agreement

In December 2003, we finalized the principal terms of a five-year extension to our existing distribution agreements with our distribution partners who operate land earth stations. All of our distribution partners have executed this land earth station operator agreement (each a “LESO Agreement”), except those who provide only R-BGAN and/or BGAN services.

Services

These LESO Agreements relate to the following services:

•	our existing services (other than R-BGAN);

•	any service that we provide via our Inmarsat-2 or Inmarsat-3 satellites;

•	any service that is part of a global service that utilizes traffic channels assigned in the regional spot beams or the global beams of the Inmarsat-4 satellites; and

•	any other service that we offer if that service uses or is substantially based on the communications systems technology specified in the agreement.

Leases are not covered by the LESO Agreements, and are covered by the Lease Services Provider Agreement described below.

We may authorize a distribution partner to provide new services other than the services described in the above paragraphs, but we have no obligation to do so.

A distribution partner may enter into arrangements with any reseller, and is responsible for its resellers’ actions. In addition, each distribution partner has the right (and obligation) to set the prices for distribution of services under its LESO Agreement to resellers and end-users.

The distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, may work with us to achieve marketing goals we have jointly agreed and can develop value-added services. It must also participate in dual branding, market information and customer service programmes.

Term

Each LESO Agreement commenced on April 15, 2004 and expires on April 14, 2009.

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

The agreement specifies initial pricing for existing services, as well as volume discounts related thereto, both of which have been established for the period to December 31, 2008.

Affiliated Distribution Partners

We have the right to establish, acquire or affiliate with land earth stations under certain conditions:

•	in an ocean region (defined by satellite beam location), with the unanimous consent of all the distribution partners that have had 50% or more of their terminals inactive over the preceding 12 month period and if traffic has declined for two successive years, or that are experiencing a 25% decrease in traffic against the baseline year of 2003 for a particular service, or where three or fewer distribution partners support a service (in all cases following good faith negotiations with those affected distribution partners);

•	in an ocean region (defined by satellite beam location) where there is a complete withdrawal of distribution partners from that region;

•	with the consent of distribution partners responsible for 66 2/3% of our revenues derived from all LESO Agreements in the previous 12 month period; or

•	under certain defined circumstances where no distribution partner has agreed to match our offer of marketing funds to promote a specific service in a promotional scheme we organize (in which case we are permitted to operate a land earth station only to provide the specific service),

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

Our land earth stations at Fucino and Burum may not carry existing services directly to resellers or end-users, but will do so for BGAN and R-BGAN.

Distribution

Each LESO Agreement provides that:

•	we may authorize other entities, on a non-exclusive basis, to construct land earth stations in order to provide the services to which the LESO Agreements relate via our satellites, but that entity may not be one of our affiliates (meaning a corporation or other form of organization we directly or indirectly control), except as provided above. Such authorizations must be on terms and conditions that are no more favourable to the newly authorized entity than those we offer to other operators of land earth stations;

•	if we or one of our affiliates acts as a reseller, we or it must do so through a separate subsidiary; and

•	we may restrict or withdraw a service in one or more ocean regions if:

•	we give one year’s written notice to the distribution partners;

•	we convene a meeting of the distribution partners to consider their views and the consequences of the withdrawal on their end-users and investments;

•	we apply the restriction or withdrawal equally to all distribution partners that provide services in the relevant region; and

•	the restriction or withdrawal does not conflict with our public service obligations.

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

Intellectual Property

When we enter into a LESO Agreement, we grant to the distribution partner:

•	a royalty-free intellectual property rights license to use certain of our patents and other intellectual property while the distribution partner provides our services to end-users; and

•	a royalty-free trademark license to use certain of our trademarks for the same purpose.

Limits on Liabilities

Under each LESO Agreement, we are not liable to any distribution partner, its affiliates, resellers, customers or other end-users for any direct, indirect or consequential damage arising from any telecommunications breakdown (i.e., any unavailability, delay or interruption to the communication services we provide over our satellites) or any suspension of service to an end-user terminal resulting from our good faith actions at the request of the distribution partner or operators of the land earth stations under the procedures for restricting access to our services by specific user terminals for non-payment or other causes. However, we may be liable for a telecommunications breakdown caused by our wilful or reckless act, or our reckless omission, if we knew that such action or omission would result in a telecommunications breakdown. Our maximum liability to all distribution partners for all occurrences arising from the same cause in any calendar year may not exceed US$10 million.

Under each LESO Agreement, the distribution partner must require resellers to incorporate, in the terms and conditions applicable to any end-user, disclaimers of liability for us, our affiliates and the distribution partner.

Each distribution partner is liable to us for any loss or damage (capped at US$100 million per calendar year) to a satellite caused by any act or omission of the distribution partner, its resellers, contractors or employees, unless we or the relevant LESO Agreement authorized, in writing, the services and manner of provision of those services which caused the loss or damage.

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

However, if requested by at least two distribution partners, we may amend the land earth station technical criteria and operating procedures in the LESO Agreements after convening a meeting of all distribution partners subject to the following:

•	if, for any distribution partner, a proposed change would result in an implementation cost in excess of US$250,000 or if the aggregate of the implementation cost and the cost of all other mandatory changes introduced in the preceding 12-month period would exceed US$500,000, a majority of the distribution partners attending and voting at the meeting must approve a proposed change; and

•	if the proposed change is not mandatory or does not involve implementation costs greater than US$250,000, we can adopt the change 21 days after the meeting proposing the change.

In addition, in emergency cases, we can adopt any change to the land earth station technical criteria and operating procedures without prior consultation, provided that if the US$250,000 threshold is met, we convene a meeting of the distribution partners to demonstrate the urgency.

Upon renewal of the LESO Agreements, any terms and conditions we offer to new distribution partners may be no more favorable than the terms and conditions we offer to the existing distribution partners.

Suspension and Termination

We may suspend a LESO Agreement with any distribution partner if the distribution partner:

•	fails to comply with the land earth station technical criteria and operating procedures under its LESO Agreement, subject to giving ten days’ advance notice (or without giving advance notice if the failure has caused damage to a satellite or caused a telecommunications breakdown or in the case of a material breach); and

•	has failed to remedy this breach within 30 days after receiving notice from us concerning the breach.

Any LESO Agreement may be terminated in the following cases:

•	by the distribution partner, upon at least 12 months’ advance written notice to us;

•	by us, if the relevant distribution partner has failed to pay charges due to us for 120 days after written request for payment;

•	by either party to a LESO Agreement for the other party’s unremedied breach of contract (other than a default in payment of the charges), unless the breach is cured within 60 days of notification of the breach; and

•	by either party to a LESO Agreement if the other party is subject to bankruptcy procedures.

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

R-BGAN Service Distribution Agreements

We have entered into a service distribution agreement (each a “R-BGAN Agreement”) with each of our various R-BGAN distribution partners which governs the provision of demand-assigned R-BGAN services. The terms summarized below may vary from R-BGAN Agreements we enter into in the future. As long as the R-BGAN distribution partner’s business experiences no material adverse change, each R-BGAN Agreement provides that the distribution partner will be offered the opportunity to become a distribution partner for our BGAN services following their commercial launch.

Term

Each R-BGAN Agreement is for an initial fixed term of three years. Our distribution partners may agree annually to extend their R-BGAN Agreement for up to a further two years subject always to prior termination in accordance with its terms.

Price

For the services that a distribution partner provides under its R-BGAN Agreement, it must pay us the fixed price specified in its R-BGAN Agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing is subject to volume-based discounts for each distribution partner that reaches specified sales revenue or traffic targets.

Existing prices and discounts in respect of R-BGAN services are subject at all times to the ability to revise those prices subject to the notice provisions laid out in the R-BGAN distribution agreement.

Eligibility

Each R-BGAN Agreement provides or incorporates provisions that permit us to appoint distribution partners (including distribution partners who are not currently distribution partners under our existing distribution arrangements) for R-BGAN services in accordance with agreed selection criteria. Those selection criteria relate to the capability, stability, liquidity and performance of new distribution partners.

However, under each R-BGAN Agreement, we may not recruit service providers of our existing distribution partners and their affiliates whilst under contract to a distribution partner or for a period of 18 months thereafter.

Service Level

If the R-BGAN service is unavailable for a period of 15 consecutive days in any one month for reasons within our reasonable control, we will waive our monthly subscription fee to distribution partners.

We also agree to use our commercially reasonable efforts to meet certain target criteria in respect of the R-BGAN system.

Performance

The distribution partners must use their reasonable efforts to promote the use of the R-BGAN services that they choose to provide, and work with us both to achieve marketing goals we have jointly agreed and to develop value added services. The distribution partners must also participate in dual branding, market information, customer service and other programmes.

Amendment

We may amend the R-BGAN technical and operating procedures subject to consultation with the distribution partners. We require the consent of the distribution partners if the cost of such an amendment is more than US$50,000 or the aggregate cost of amendments over the preceding 12 months exceeds US$100,000. There are certain exceptions to the requirement for consent including amendments that are required to rectify network faults, to meet governmental regulations or to meet operational emergencies.

Security

If we determine that it would be commercially prudent for us to obtain financial security over a distribution partner’s performance under the R-BGAN Agreement, we may, following reasonable consultation with the distribution partner, require the distribution partner to give us such financial security as we deem appropriate.

Limits on Liability

Each R-BGAN Agreement provides that, save for the previously stated credits on monthly subscription fees, we shall not be liable for any direct loss to the distribution partner or third parties arising from any unavailability, delay, interruption or degradation in the R-BGAN service or R-BGAN business support system save where caused by our gross negligence, wilful misconduct or fraud.

Neither party shall be liable to the other or third parties for consequential or indirect loss.

Except for death or personal injury caused by negligence, each party’s liability under a R-BGAN Agreement shall be limited to the lesser of the value of the R-BGAN charges over the proceeding 12 months or US$1,000,000.

Each R-BGAN Agreement requires the distribution partner to use its commercially reasonable efforts to include provisions stating that we are not liable to any party for any losses in any contracts entered into either with service providers or end-users.

Our distribution partners are not liable to us for charges arising from technological fraud (including cloning) in connection with certain services when they have complied with our fraud prevention procedures, have co-operated with us in any relevant fraud prevention activities related thereto, and were unaware of the fraudulent activity at the time it occurred.

Termination

Each R-BGAN Agreement may be terminated on the following grounds:

•	either party may terminate for a material breach by the other party if the breach is not remedied within 90 days or, if related to a breach of the trademark license agreement, a period of 30 days;

•	either party may terminate if the other party becomes insolvent or is or likely to be wound up or declared bankrupt;

•	either party may terminate if there is a force majeure event subsisting for more than 60 days and this issue is not resolved within a further 7 days;

•	we may terminate by giving 6 months’ prior notice of our intention to cease providing R-BGAN services; and

•	the distribution partner may terminate by giving 6 months’ prior notice of its intention to cease providing R-BGAN services.

BGAN Service Distribution Agreements

We have a service distribution agreement (each a “BGAN Agreement”) with each of our BGAN distribution partners governing the provision of demand-assigned BGAN services to land-based end-users only. As negotiations with our existing and new BGAN distribution partners are ongoing, the definitive terms of the BGAN Agreements may vary from the summary below.

Negotiations are underway for new BGAN agreements to cover aero services known as Swift Broadband.

Term

Each BGAN Agreement expires on April 14, 2009.

Price

For the services that a distribution partner provides to end-users pursuant to a BGAN Agreement, it must pay us the fixed price specified in the agreement (expressed in US dollars per chargeable unit) for that service, multiplied by the volume of traffic that it generates in relation to that service. Pricing will be subject to volume-based discounts for each distribution partner that reaches specified sales revenue targets. These pricing and volume discount arrangements have not yet been finalized.

Existing prices and discounts in respect of BGAN services are subject at all times to the ability to revise those prices subject to the notice provisions laid out in the BGAN distribution agreement.

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

Service Level

Each BGAN Agreement contains a draft Service Level Agreement (“SLA”) which we have yet to finalize. Compensation levels for breach of the SLA have also yet to be finalized.

Intellectual Property

We grant to each distribution partner a royalty-free trademark license to use certain of our trademarks for the purpose of providing BGAN services to end-users.

Performance

The distribution partners are tiered into three categories based on various performance criteria, which entitles them to varying degrees of support and marketing funds from us. We will review their tier status annually, which `may change as a result. Failure of a distribution partner to meet the standards for the lowest category for a 12 month period may trigger termination of its BGAN Agreement.

Additionally, the distribution partner must use its reasonable efforts to promote the use of the services that it chooses to provide, and work with us to achieve jointly agreed marketing goals and to develop value added services. It must also participate in dual branding, market information, customer service and other programmes.

Each BGAN Agreement also contains provisions that require distribution partners to meet certain milestones prior to launch of our BGAN services which, if not met, could lead us to reduce resources and delay the distribution partner’s launch of the BGAN service.

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

Except for death or personal injury caused by negligence, each party’s liability under the BGAN Agreements is limited to the lesser or greater (depending on the distribution partner) of the value of the BGAN wholesale charges over the preceding 12 month period or US$1 million.

Under each BGAN Agreement, a distribution partner is required to make commercially reasonable efforts to include provisions stating that we are not liable to any party for any losses in any contracts entered into with either service providers or subscribers.

Termination

Apart from the termination right referred to under the paragraph entitled “Performance” above:

•	either party may terminate for a material breach by the other party if the breach is not remedied within 30 days;

•	either party may terminate if the other party becomes insolvent or is or likely to be wound up or declared bankrupt;

•	either party may terminate its BGAN Agreement if a force majeure event occurs and subsists for more than 60 days and is not resolved within a further seven days;

•	we may terminate for late payment in excess of 90 days by the distribution partner;

•	we may terminate by giving 12 months’ prior notice of our intention to cease providing BGAN services; and

•	the distribution partner may terminate by giving 12 months’ prior notice of its intention to cease providing BGAN services.

Lease Services Provider Agreements

We have a lease services distribution agreement (each a “Lease Agreement”) with entities wishing to provide satellite resources for a pre-arranged, fixed term (as opposed to on-demand services) for an end-user’s exclusive use. Radio-determination services are excluded from these agreements. We have discretion under our Lease Agreements to vary, amend or restrict the lease services we offer. A relatively small number of our distribution partners have elected to provide lease services and enter into a Lease Agreement. Each Lease Agreement has annexed to it, among other things, model terms and conditions for a specific lease contract and a lease policy governing the lease process, to which the model terms and conditions conform.

Term

Each Lease Agreement is for a fixed term expiring on the April 14, 2009 unless subject to prior termination in accordance with its terms. Termination or expiry of a Lease Agreement does not affect the term of any specific lease, which is governed by the termination provisions of the lease contract.

Eligibility

To be eligible to enter into a Lease Agreement:

•	where the lease services are to be provided via a lease services provider’s land earth station, the lease services provider must provide the land earth station; and

•	where the lease services are to be provided via our ground infrastructure on our Inmarsat-4 or subsequent generation satellites, the lease services provider is not required to provide a land earth station.

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

Service Level

We must use our reasonable endeavours to meet the following network performance objectives:

•	a minimum satellite availability of 99.9% per annum and a target availability of 99.99% per annum; and

•	a minimum network availability of 99.9% over any period no less than three months and a target performance level of 99.96% over the same period.

Termination

Termination may occur in the following circumstances:

•	lease services providers may terminate for convenience upon 30 days’ notice if they have no lease contracts in effect;

•	either party may terminate a Lease Agreement where the other party is in default in the performance of any material term under the agreement and has failed to cure the default within 60 days from the date of written notice from the terminating party;

•	either party to a Lease Agreement may terminate if the other party becomes insolvent, enters into administration or liquidation or otherwise ceases or threatens to cease business; and

•	by mutual agreement between the parties to a Lease Agreement.

Inmarsat-4 Satellites Construction Contract with Astrium

On May 11, 2000, we entered into an agreement with Astrium SAS (now known as EADS Astrium) for the construction of three Inmarsat-4 satellites to be delivered on agreed dates. We have agreed, pursuant to certain change notices, to defer our entitlement to certain liquidated damages for late delivery of satellites. We granted the deferral as an incentive for Astrium to deliver the satellites prior to the agreed delivery dates. In addition, certain of our payment obligations under the original agreement have been deferred with effect from May 14, 2004 and October 13, 2005 for a period of 540 days.

The first of the Inmarsat-4 satellites to be constructed pursuant to this agreement was successfully launched in March 2005 and the second of the Inmarsat-4 satellites was successfully launched in November 2005. Delivery and final acceptance of the third satellite was deemed to have occurred on October 13, 2005.

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

Option

Astrium has granted us the following option under the agreement:

•	an option exercisable at any time, to require satellites to be stored by Astrium for a maximum period of five years. At certain times we must pay storage charges and interest on performance incentives to Astrium. If we do not launch a satellite within five years of storing it, we must pay Astrium the remaining purchase price of the satellite, including associated post-launch incentive payments, regardless of whether the satellite is launched. The third satellite has been placed in storage as of February 2006. The first 18 months of this storage is free of charge.

Consequences of Failure to Perform

We are entitled to the following payments from, and have the following remedies against, Astrium in the following circumstances:

•	if certain specified milestones or completion deadlines are not met, we receive damages up to a pre- agreed maximum;

•	if Astrium anticipates that it cannot deliver a satellite by an agreed final date and in the absence of a negotiated alternative, we notify Astrium that we are treating the contract as discharged with respect to all or part of the work related to the satellite affected by the breach and choose between the following remedies:

•	accept all or part of the work affected by the discharge and pay Astrium fair and reasonable value for that work. Astrium must compensate us for the increased costs we incur to complete this work, up to a maximum of a percentage of the total contract price; or

•	receive a refund of all amounts paid by us for the work completed together with interest at the London Interbank Offered Rate from the date of each payment until the date of reimbursement. In addition Astrium must also compensate us for any increased costs we incur in procuring alternative equipment and/or services,

•	if Astrium fails promptly to correct satellite deficiencies notified by us, we can choose:

•	to have all deficiencies corrected by other means at Astrium’s cost (up to a maximum of 10% of the price of the relevant satellite); or

•	not to have the deficiency corrected but to negotiate an equitable reduction in the price and a limitation on the satellite performance incentive payment; and

•	if Astrium fails to cure any other breach of the agreement within 30 days after it receives our notification of the breach, we may seek any remedy legally available to us.

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

Termination

In addition to the circumstances which may give rise to a right to terminate summarized under “Consequences of Failure to Perform” above, the agreement may be terminated in the following circumstances:

•	by us, in whole or in part at any time, if Astrium either becomes insolvent or goes into liquidation, or resorts to fraudulent practices in carrying out the contract;

•	by us, in whole or in part, at our convenience (in which case, we must pay termination charges, including a fixed profit element, to Astrium), at any time except in relation to a satellite that we have finally accepted; and

•	by us, if force majeure events delay delivery by more than 180 days or permanently prevent Astrium from complying with the timetable (in which case, we must pay Astrium a portion of the termination charge we would have paid if we had terminated for convenience). If we terminate the agreement for force majeure events, beneficial ownership of the work is equally shared between Astrium and us for a certain period following termination and if Astrium sells the work during this period, we will be entitled to receive a proportion of the proceeds (net of Astrium’s costs). If Astrium sells the work after this period, we will not receive any proceeds.

Radio Access Network Contract with Thrane & Thrane

On July 1, 2001, we entered into an agreement with Thrane & Thrane A/S for the delivery to us, by March 31, 2006, of the ground station equipment we use for satellite interface and other equipment for transmission of our BGAN services.

Term

The agreement currently expires on April 29, 2008, including two years of warranty and maintenance services following delivery of the satellite interface equipment, which is presently scheduled to occur on April 30, 2006.

Price

The total contract price covers delivery of the ground station equipment and is payable in successive instalments in accordance with a milestone schedule. We have paid the majority of the contract price.

If we elect to have Thrane & Thrane provide maintenance support services after the expiry of the equipment warranties, we must pay an annual base price of approximately US$1.8 million. This fee is subject to increase based on the annual rate of inflation in Denmark; however, the increase cannot exceed 5% per year. As is typical with agreements of this nature, there are often change orders which affect pricing during the development phase of the equipment. Since we entered into this agreement, we have agreed a number of contract changes.

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

Remedies for Unsatisfactory Service and Support

If Thrane & Thrane provide us with an unsatisfactory performance (meaning performance that does not comply with the technical and functional requirements set out in the agreement or system availability that does not meet the minimum requirements agreed by the parties), we are entitled to damages of up to a maximum US$20,000 per month. If Thrane & Thrane chronically provide us with unsatisfactory performance (meaning system performance is below agreed standards of availability for three consecutive months), we:

•	are entitled to damages of up to 50% of our annual warranty or maintenance payment (equivalent to approximately US$900,000);

•	may terminate the agreement, in which case Thrane & Thrane must pay the increased costs (not to exceed the total price) actually incurred by us in procuring a replacement service; or

•	continue to receive the service but negotiate lower performance standards and new lower prices.

Thrane & Thrane’s liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business.

Termination

We may terminate this agreement without prejudice to any other rights and remedies, which we have under the agreement or under the law:

•	if Thrane & Thrane fail to remedy a breach of any of their material obligations within 30 days after we request them to do so in writing;

•	if Thrane & Thrane become subject to insolvency procedures;

•	for anticipatory breach, repudiation, inability to perform or lack of due diligence which Thrane & Thrane fail to remedy within 30 days of our notice; or

•	if after notice to Thrane & Thrane that time is of the essence in relation to specific obligations, they have not performed such obligations by a reasonable date stated in our notice.

If we terminate this agreement for cause (i.e., for those reasons above) we may receive the following remedies:

•	we may, at our sole discretion, take over all or part of the work completed prior to the termination, in which case, Thrane & Thrane must compensate us for any increased cost reasonably incurred in completing the work; or

•	if we do not elect to take over and complete all or any part of the work completed prior to the termination, Thrane & Thrane must refund to us all amounts paid by us for that work and pay the increased cost that we reasonably incur in procuring alternative goods and/or services.

In addition:

•	if Thrane & Thrane provide us with chronically unsatisfactory service or support; or

•	if a force majeure event delays the delivery timetable by more than six months, or permanently prevents Thrane & Thrane from complying with the delivery timetable (in which case the financial consequences of the termination will be determined, with the object of equal apportionment between Thrane & Thrane and us, by negotiation, or if agreement cannot be reached, by arbitration), we may terminate this agreement or may renegotiate the agreement. However, in these circumstances we do not have the right to take over and complete the work as described above.

Core Network Infrastructure Contract with Ericsson

On November 1, 2001 we entered a contract with Ericsson Limited for the delivery to us, by April 30, 2004, of ground station equipment comprising our core network infrastructure we use to control transmission of our services from BGAN terminals to terrestrial fixed and mobile networks. Ericsson delivered this system to us on September 18, 2004, following an extension of approximately two months.

Term

This agreement expires concurrently with Ericsson’s equipment warranty, which we expect to occur at the end of December 2006.

Price

The total contract price (excluding any additional equipment and services) is payable in installments in accordance with a milestone schedule.

Under the agreement, Ericsson has agreed to provide us with maintenance or warranty support services after the expiration of Ericsson’s equipment warranty, for which we must pay Ericsson an annual base price that is to be determined. The price is subject to an annual increase.

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

If Ericsson breaches any warranty regarding the quality of the equipment and services provided we can:

•	require Ericsson to correct or replace the defective or non-conforming equipment and services at their expense (if they do not correct or replace the equipment and services within a reasonable period or if they fail to correct or replace the equipment and services effectively, we can have the correction or replacement done by a third party, and Ericsson must then reimburse all our costs reasonably incurred); or

•	elect not to have the defective or non-conforming equipment and service corrected or replaced and negotiate a price reduction; or

•	reject any part of the equipment and services that is in breach of the warranty, in which case Ericsson must reimburse us for any amounts, which we have already paid for the equipment and services.

Indemnity

We have agreed to indemnify Ericsson up to a maximum of US$500,000 in respect of claims made against Ericsson that speech coding software licensed to us by Digital Voice Systems (which is used by Ericsson in the core network) infringes the intellectual property rights of a third party.

Consequences of Failure to Perform

If Ericsson breaches its warranty regarding the quality of equipment and services provided under the agreement, we can require Ericsson to correct or replace any defective on non-conforming equipment and services at Ericsson’s expense. If Ericsson fails to do so within a reasonable period, or it if fails to correct or replace the equipment or services effectively, we have the right to correct or replace such equipment or services and require Ericsson to reimburse all of our reasonable costs incurred in so doing.

Remedies for Unsatisfactory Service and Support

If Ericsson provides us with unsatisfactory performance (meaning system availability that does not meet the minimum requirements agreed by the parties), we are entitled to damages of up to a maximum of US$20,000 per month. If Ericsson chronically provides us with unsatisfactory performance (meaning system performance is below agreed upon standards of availability for three consecutive months) or does not comply with the functional requirements set out in the agreement, we may:

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

Ericsson’s liability is limited to direct damages and does not extend to indirect, consequential or special damages, including loss of profit or business. Ericsson’s total liability, excluding liability in relation to personal injury or death, loss or damage to property (which is subject to a cap of the greater of US$8 million or Ericsson’s insurance cover), remedies for late delivery and certain specified intellectual property liabilities, cannot exceed 95% of the price we paid under the agreement.

Termination

We may terminate this agreement without prejudice to any other rights and remedies, which we have under this agreement or by law:

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

DOCUMENTS ON DISPLAY

We are subject to the informational requirements of the Securities Exchange Act of 1934, or Exchange Act. Accordingly, we file reports, including annual reports on Form 20-F and current reports on Form 6-K, with the US Securities and Exchange Commission, or SEC. As a foreign private issuer, we are not subject to the proxy rules under Section 14 of the short-swing insider profit disclosure rules under Section 16 of the Exchange Act. You will be able to read and copy the reports and other information, including documents we filed as exhibits thereto at the SEC’s Public Reference Room by calling the SEC at +1 800 SEC 0330. The SEC maintains an internet site at www.sec.gov that contains reports and other electronically filed information.

ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The following discussion of estimated amounts generated from a sensitivity analysis is “forward-looking” and involves risks and uncertainties. Actual results could differ materially from those projected due to actual developments in the global financial markets. Such risks principally include country risk, legal risk and political risk that are not represented in the following analyses.

Foreign exchange risk

We use the US dollar as our functional currency. While almost all of our revenues are denominated in dollars, the majority of our operating expenses and a small proportion of our capital expenditures are denominated in currencies other than the dollar. Therefore, we are exposed to the adverse effect of a weaker dollar against other currencies. Our primary exchange rate exposure is against pounds sterling.

In order to manage our foreign exchange exposure, we have developed a hedging strategy that requires the purchase of foreign currency to cover our forecast short positions in major currencies. The instruments that we use are forward contracts, typically for up to 24 months. The currency exposure that we hedge is principally our forecasted sterling costs for salaries and other overhead expenses, as well as other currency expenses from time to time. If we believe the dollar may strengthen, we may elect to hedge a smaller proportion of our projected sterling costs.

Recently the US dollar has significantly weakened against the pound sterling and may continue to weaken in future periods. Although our hedging strategy is designed to limit the short-term impact of the dollar’s weakness, in the longer term our results of operations will be adversely impacted by continued weakness of the dollar against the pound sterling. For example, we estimate that a 1% decrease in the value of the dollar against sterling would have reduced our profit before tax for December 31, 2004 and 2005 by approximately US$0.9 million and US$1.1 million, respectively. We estimate that a 1% decrease in value of the dollar against euro would have reduced our profit before tax for December 31, 2004 and 2005 by approximately US$3.5 million and US$nil million, respectively.

The following table shows information about our foreign exchange forward contracts as at December 31, 2005. The table presents the value of the contracts in dollars at the contract exchange rate and at the contract maturity date, as well as the fair value of the contracts.

	Year ended December 31, 2005
	Contract Value	Market Value	Fair Value(1)
	(US$ in millions)
Sell dollar currency
Forward Contracts	97.7	93.8	(3.9)

(1)	Fair value represents the difference between the value of the contracts in dollars at the spot rate at December 31, 2005 and the value of the contracts in dollars at the contract exchange rate.

For US GAAP purposes prior to October 1, 2004, our hedging arrangements did not qualify for hedge accounting under SFAS 133 “Accounting for Derivative Instruments and Hedging Activities” and related pronouncements, and were therefore marked-to-market through the profit and loss account. From October 1, 2004 onwards we have designated the majority of our foreign currency financial instruments for hedge accounting.

Interest rate risk

Our interest rate risk policy is to be fixed between 60% to 100% on forecast net debt for the next two years on a rolling basis.

For US GAAP purposes our interest rate hedges qualify for hedge accounting under SFAS 133 “Accounting for Derivative and Hedging Activities” and related pronouncements.

At December 31, 2004 and December 31, 2005, on the basis of past net cash balances, we estimate that a 1% increase in interest rates would have reduced profit before tax for 2004 and 2005 by approximately US$0.1 million and US$0.6 million, respectively.

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

We maintain “disclosure controls and procedures” as such term is defined in Rule 13a—15 (e) under the Securities Exchange Act of 1934 (the “Exchange Act”), that are designed to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosures controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Additionally, in designing disclosure controls and procedures, our management necessarily was required to apply its judgement in evaluating the cost-benefit relationship of possible disclosure controls and procedures. The design of any disclosure controls and procedures also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

During 2005, we determined that the 2004 deferred tax charge and related liability as previously reported under UK GAAP for Inmarsat Holdings Limited were misstated by US$4.2 million. Consequently, our US GAAP balances for 2004 were also misstated. As a result deferred taxation under US GAAP was restated. The impact of the restatement on the 2004 US GAAP results was to decrease both reported net income after taxation and shareholders equity by US$4.2 million. Management therefore determined there was a material weakness in the Group’s internal controls over financial reporting with respect to taxation accounting as at December 31, 2004.

The Group has taken a range of steps to remediate this material weakness. The remedial actions aimed at strengthening controls over taxation, which are continuing include:

•	Reconciliation of IFRS and US GAAP taxation by entity

•	Review of taxation adjustments by financial reporting team external to the taxation function

•	Improving documentation of taxation adjustments as part of our preparation for Sarbanes-Oxley section 404 compliance

Based on their evaluation as of the end of the year covered by this Annual Report on Form 20-F, our Chief Executive Officer and Chief Financial Officer have concluded that, taking into account the matter noted above, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Exchange Act is recorded, processed, summarized and reported as and when required and that material information related to the Company and its consolidated subsidiaries is made known to management, including the Chief Executive Officer and Chief Financial Officer, particularly during the year when our periodic reports are being prepared.

Changes in internal controls

With the exception of the matter noted above we confirm that there was no change in our internal controls over financial reporting that occurred during 2005, and in particular in the fourth quarter of the year that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

ITEM 16A. AUDIT	COMMITTEE FINANCIAL EXPERT

The board of directors of Inmarsat plc has determined that John Rennocks, Sir Bryan Carsberg and Stephen Davidson are each an “audit committee financial expert” as this term has been defined under the rules of the New

York Stock Exchange and that he is independent. See Item 6—“Directors, Senior Management And Employees—Board of Directors” for a discussion of their experience.

The board of directors of the issuer and the parent guarantor do not have an additional audit committee financial expert, as we believe our audit committee financial experts at Inmarsat plc are sufficient.

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

ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Related Fees

Under its charter the audit committee of the board of directors reviews and pre-approves all audit and permissible non-audit services performed by PricewaterhouseCoopers LLP as well as the fees charged by PricewaterhouseCoopers LLP for such services. In its review of non-audit services, the audit committee considered whether the provision of such services is compatible with maintaining the independence of PricewaterhouseCoopers LLP. The following table sets forth the aggregate fees billed by PricewaterhouseCoopers LLP in connection with the following services for the years ended December 31, 2004 and 2005:

	2004	2005
	(US$ in millions)
Audit Fees(1)	0.6	0.7
Audit-Related Fees(2)	1.3	0.5
Tax Fees(3)	0.1	—
All Other Fees(4)	—	2.6

Total Fees	2.0	3.8

(1)	This category includes fees for services rendered for the audit of the annual financial statements included in our Annual Report on Form 20-F, review of the quarterly financial statements included in our current reports on Form 6-K and annual regulatory reporting as required by Companies House in the United Kingdom.

(2)	This category includes fees for accounting advice and assistance in implementing accounting standards, services relating to the issuance of the Senior Notes and Senior Discount Notes, and fees for the issuance of comfort letter and assistance with and review of documents filed with the SEC.

(3)	This category includes fees for tax compliance, planning and advice.

(4)	This category principally comprises fees for due diligence services incurred by Inmarsat plc (ultimate parent company) in connection with the IPO in June 2005.

The audit committee has determined that the provision for services rendered above for non-audit services is compatible with maintaining the independence of PricewaterhouseCoopers LLP.

PART III

ITEM 17.    FINANCIAL STATEMENTS

See pages F-1 through F-63.

ITEM 18.    FINANCIAL STATEMENTS

We have responded to Item 17 in lieu of responding to this item.

ITEM 19.    EXHIBITS

Exhibit Number	Description
1.1	Memorandum and Articles of Association of Inmarsat Finance II plc, dated November 5, 2004.(1)

1.2	Memorandum of Association of Inmarsat Holdings Limited, dated July 9, 2003 and last amended January 6, 2004.(1)

1.3	Articles of Association of Inmarsat Holdings Limited, dated July 9, 2003 and last amended January 6, 2004.(1)

2.1	Indenture, dated November 24, 2004, among Inmarsat Finance II plc, Inmarsat Holdings Limited and The Bank of New York (as Trustee).(1)

2.2	Subordinated Intercompany Funding Loan Pledge Agreement, dated November 24, 2004, between Inmarsat Finance II plc (as Grantor), and The Bank of New York (as Trustee).(1)

2.3	Subordinated Intercompany Funding Loan Agreement, dated November 24, 2004, between Inmarsat Holdings Limited, as Borrower, and Inmarsat Finance II plc, as Lender.(1)

2.4	Subordinated Intercompany Note Proceeds Loan Note, dated November 24, 2004, between Inmarsat Holdings Limited and Inmarsat Finance II plc.(1)

2.5	Purchase Agreement, dated November 9, 2004, among Inmarsat Finance II plc, Inmarsat Holdings Limited, Credit Suisse First Boston (Europe) Limited and Barclays Bank PLC.(1)

3.	Shareholders’ Agreement among Duchessgrove Limited, Lavenderview Limited, Grapedrive Limited, the Managers and the Investors (as named therein) and Inmarsat Ventures plc.(5)

4.1	Commercial Framework Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(2),(8)

4.2	New Land Earth Station Operator Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(2),(8)

4.3	Agreement for Lease of Capacity on Thuraya Satellite, dated July 26, 2000, between Thuraya Satellite Telecommunications Private Joint Stock Company and Inmarsat Limited.(2),(8)

4.4	Contract for the Purchase of Inmarsat 4 Spacecraft, dated May 11, 2000, between Inmarsat Limited and Astrium SAS.(2),(8)

4.5	Contract for Launch Services, dated July 23, 2003, between Lockheed Martin Commercial Launch Services and Inmarsat Limited.(2),(8)

4.6	Contract for Launch Services, dated December 16, 2003, between Sea Launch Limited Partnership (acting through its General Partner Sea Launch Company L.L.C.) and Inmarsat Limited.(2),(8)

4.7	Contract for Broadband Global Area Network (BGAN) Radio Access Network (RAN), dated July 1, 2001, between Thrane & Thrane A/S and Inmarsat Limited.(2),(8)

4.8	Contract for Broadband Global Area Network (BGAN) Core Network (CN) dated November 1, 2001, between Ericsson Limited and Inmarsat Limited.(2),(8)

4.9	Broadband Global Area Network (BGAN) Business Support System Framework Contract, dated June 12, 2003, between Danet GmbH and Inmarsat Limited.(2),(8)

4.10	Subordinated Intercompany Shareholder Funding Loan, dated December 29, 2003, between Grapedrive Limited and Grapeclose Limited.(3)

Exhibit Number	Description
4.11	Amendment and Restatement Agreement, dated November 23, 2004, between Inmarsat plc and Barclays Bank PLC, amending the attached Senior Facility Agreement, dated as of October 10, 2003, among Duchessgrove Limited, Grapeclose Limited, Barclays Capital, Credit Suisse First Boston, The Royal Bank of Scotland plc and Barclays Bank PLC.(1)

4.12	Schedule of Signatories to Commercial Framework Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(1),(6)

4.13	Schedule of Signatories to New Land Earth Station Operator Agreement standard form contract, made between Inmarsat Ventures Ltd, Inmarsat Ltd and another party.(1),(7)

8.	List of Subsidiaries.(1)

12.1	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat Finance II plc.(4)

12.2	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat Finance II plc.(4)

12.3	Certification required by Rule 13a-14(a) from the Chief Executive Officer of Inmarsat plc.(4)

12.4	Certification required by Rule 13a-14(a) from the Chief Financial Officer of Inmarsat plc.(4)

13.1	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Finance II plc.(4)

13.2	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Finance II plc.(4)

13.3	Certifications required by Rule 13a-14(b) from the Chief Executive Officer of Inmarsat Holdings Limited.(4)

13.4	Certifications required by Rule 13a-14(b) from the Chief Financial Officer of Inmarsat Holdings Limited.(4)

(1)	Incorporated by reference to the Inmarsat Finance II plc Form F-4 Registration Statement (SEC File 333-120876), filed November 30, 2004.

(2)	Incorporated by reference to the Inmarsat Finance plc Form F-4 Amendment No. 3 (SEC File 333-115865), filed September 17, 2004.

(3)	Incorporated by reference to the Inmarsat Finance plc Form F-4 Registration Statement (SEC File 333-115865), filed May 25, 2004.

(4)	Filed herewith.

(5)	Incorporated by reference to the Inmarsat Finance plc Form F-4 Amendment No. 2 (SEC File 333-115865), filed August 24, 2004.

(6)	See Exhibit 4.1.

(7)	See Exhibit 4.2.

(8)	Portions of this exhibit have been omitted pursuant to confidential treatment granted by the Securities and Exchange Commission.

SIGNATURES

Inmarsat Finance II plc

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT FINANCE II PLC (registrant)

Date: April 28, 2006	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

Inmarsat Holdings Limited

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

INMARSAT HOLDINGS LIMITED (registrant)

Date: April 28, 2006	By:	/S/ ANDREW SUKAWATY
Andrew Sukawaty Chief Executive Officer

INDEX TO FINANCIAL STATEMENTS & OTHER SUPPLEMENTAL FINANCIAL INFORMATION

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Inmarsat Holdings Limited

We have audited the accompanying consolidated financial statements of Inmarsat Holdings Limited and its subsidiaries as of December 31, 2004 and 2005, which comprise the consolidated income statement, consolidated statement of recognized income and expenses, consolidated balance sheets and the consolidated cash flow statements and the related notes for each of the two years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Holdings Limited and its subsidiaries at December 31, 2004 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2005, in conformity with International Financial Reporting Standards as adopted by the European Union (IFRS).

As discussed in the accounting policies, Inmarsat Holdings Limited adopted International Accounting Standards (IAS) 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. The change has been accounted prospectively from January 1, 2005.

IFRS varies in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 34 (as restated) to the consolidated financial statements.

PricewaterhouseCoopers LLP

London

April 28, 2006

INMARSAT HOLDINGS LIMITED

CONSOLIDATED INCOME STATEMENT

	Note	2004	2005
		(US$ in millions)
Revenue		480.7	491.1

Employee benefit costs	7	(87.2)	(96.5)
Network and satellite operations costs		(50.0)	(38.8)
Other operating costs		(67.6)	(64.0)
Work performed by the Group and capitalized		25.8	25.2

EBITDA		301.7	317.0
Losses on termination of subsidiary undertakings	6	—	(1.1)
Gain on disposal of property	6	42.6	—
Depreciation and amortization	6	(124.1)	(106.5)

Operating profit		220.2	209.4
Interest receivable and similar income	9	4.0	49.7
Interest payable and similar charges	9	(199.3)	(163.8)

Net interest payable	9	(195.3)	(114.1)

Profit before income tax		24.9	95.3
Income tax expense	10	(5.8)	(31.0)

Profit for the year		19.1	64.3

Dividends	12	—	(24.7)

Retained profit for the year		19.1	39.6

INMARSAT HOLDINGS LIMITED

CONSOLIDATED STATEMENT OF RECOGNIZED INCOME AND EXPENSE

	Note	2004	2005
		(US$ in millions)
Profit for the year		19.1	64.3
Actuarial losses from pension and post retirement healthcare benefits	25	(5.7)	(8.7)
Deferred tax on actuarial losses from pension and post-retirement healthcare benefits	25	1.7	2.6
Movement in cash flow hedge reserve	25	—	(13.6)
Movement in cumulative translation reserve	25	8.0	(0.8)

Total recognized income for the year		23.1	43.8

Movement in the cash flow hedge reserve arises as a result of the application of IAS 39 by the Group, with effect from January 1, 2005. The adoption of IAS 39 resulted in an increase to equity at January 1, 2005 of US$14.0 million.

INMARSAT HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEET

	Note	As at December 31, 2004	As at December 31, 2005
		(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	13	1,147.9	1,319.1
Intangible assets	14	508.1	524.5

		1,656.0	1,843.6

Current assets
Cash and cash equivalents	15	233.0	35.3
Short-term deposits		151.7	—
Trade and other receivables	16	157.4	147.8
Inventories	17	1.2	0.3
Derivative financial instruments	28	—	2.3

		543.3	185.7

Total assets		2,199.3	2,029.3

Liabilities
Current liabilities
Trade and other payables	18	113.9	170.0
Borrowings	19	37.2	11.3
Provisions	20	1.1	0.4
Current income tax liabilities	21	23.3	23.0
Derivative financial instruments	28	—	3.6

		175.5	208.3

Non-current liabilities
Other payables	18	35.2	33.8
Borrowings	19	1,824.5	908.9
Provisions	20	29.5	37.6
Deferred income tax liabilities	21	136.1	157.6
Derivative financial instruments	28	—	0.3

		2,025.3	1,138.2

Total liabilities		2,200.8	1,346.5

Net assets/(liabilities)		(1.5)	682.8

Shareholders’ equity
Ordinary shares	23	0.3	0.4
Share premium	25	34.2	346.1
Other reserves	25	8.1	341.4
Accumulated losses	25	(44.1)	(5.1)

Total shareholders’ equity		(1.5)	682.8

INMARSAT HOLDINGS LIMITED

CONSOLIDATED CASH FLOW STATEMENT

	Note	2004	2005
		(US$ in millions)
Cash flow from operating activities
Cash generated from operations	22	276.8	302.5
Interest received		2.6	10.3
Income taxes (paid)/received		1.1	(0.8)

Net cash inflow from operating activities		280.5	312.0

Cash flow from investing activities
Short-term deposits		(100.6)	151.7
Purchase of property, plant and equipment		(136.8)	(201.9)
Additions to capitalized development costs		(3.3)	(2.4)
Proceeds from disposal of property	6	125.1	—
Disposal of subsidiaries (net of transaction costs)	6	—	9.4
Transaction costs on acquisitions made in 2003		(34.9)	—

Net cash used in investing activities		(150.5)	(43.2)

Cash flow from financing activities
Net proceeds from issue of ordinary shares		—	312.0
Net proceeds from new Senior Credit Facility		—	244.4
Capital contribution from parent company		—	330.0
Repayments of previous Senior Credit Facilities		(427.5)	(737.5)
Arrangement costs of Senior Notes and Senior Discount Notes		(30.2)	(0.8)
(Repayment)/net proceeds from issuance of Senior Notes and Senior Discount Notes		781.1	(177.1)
Repayment of Subordinated Preference Certificates		(385.8)	(334.8)
Interest paid on finance leases		(0.2)	—
Interest paid on Senior Notes and Facilities		(67.9)	(76.9)
Dividends paid to shareholders	12	—	(24.7)
Principal payments under finance leases		(0.1)	—

Net cash used in financing activities		(130.6)	(465.4)

Foreign exchange adjustment		0.3	(0.6)

Net decrease in cash and cash equivalents		(0.3)	(197.2)

Movement in cash and cash equivalents
At beginning of year		231.9	231.6
Net decrease in cash and cash equivalents		(0.3)	(197.2)

As reported on balance sheet (net of bank overdrafts)	15	231.6	34.4

At end of year, comprising
Cash at bank and in hand	15	13.7	1.6
Short-term deposits with original maturity of less than 3 months	15	107.0	33.7
Restricted cash	15	112.3	—
Bank overdrafts	15	(1.4)	(0.9)

		231.6	34.4

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	General information

Inmarsat Holdings Limited (the “Company”) was incorporated on September 3, 2003 as Lavenderview Limited and changed its name to Inmarsat Holdings Limited on January 6, 2004.

Inmarsat Holdings Limited (a 100% subsidiary of Inmarsat plc) issued share capital of an aggregate amount of US$312.0 million and received a capital contribution from Inmarsat plc in the form of an intercompany loan of US$330.0 million on June 22, 2005 following Inmarsat plc listing on the London Stock Exchange. Repayment of the loan was waived by Inmarsat plc on June 22, 2005.

The principal activity of Inmarsat Holdings Limited and its subsidiaries (the “Group”) is the provision of global mobile satellite communication services.

2.	Principal accounting policies

Basis of preparation

The principal accounting policies adopted in the preparation of the consolidated financial statements for the years ended December 31, 2004 and 2005 are set out below.

The text below describes how, in preparing the financial statements, the Directors have applied International Financial Reporting Standards as adopted in the EU (IFRS) under the first-time adoption provisions set out in IFRS 1 and the assumptions they have made about the standards and interpretations effective and the policies adopted in the 2005 financial statements. There are no material differences for the Group between IFRS and IFRS as adopted by the EU.

These financial statements have been prepared in accordance with IFRS and IFRIC interpretations applicable to companies reporting under IFRS. The consolidated financial statements have been prepared under the historical cost convention except for revaluation of certain financial assets and financial liabilities as described later in these accounting policies.

Basis of accounting

The preparation of the consolidated financial statements in conformity with IFRS requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period.

Although these estimates are based on management’s best estimate of the amount, event or actions, these results ultimately may differ from those estimates. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 4.

Accounting policies adopted in preparing these consolidated financial statements have been selected in accordance with IFRS.

IFRS 1, ‘First-time adoption of International Financial Reporting Standards’ sets out the procedures that the Group must follow when it adopts IFRS for the first time as the basis for preparing its consolidated financial statements. The Group is required to establish accounting policies in line with the version of IFRS valid as at December 31, 2005 and, in general, apply these policies retrospectively to prepare the IFRS opening balance sheet assuming a transition date of January 1, 2004.

In the first year of adoption under IFRS, there are a number of exemptions from the retrospective application. The exemptions adopted by the Group include:

a.	Business combinations that occurred before the opening IFRS balance sheet date (IFRS 3, ‘Business Combinations’)

The Group has not applied IFRS 3 retrospectively to business combinations that took place before the date of transition. As a result in the opening balance sheet for IFRS, the carrying amount of goodwill under UK GAAP, arising from past business combinations of US$402.9 million is deemed to be the cost of the asset on transition. The carrying amount of goodwill at January 1, 2004 under UK GAAP consisted of the original value of goodwill of US$403.5 million arising on the acquisition of Inmarsat Ventures Limited at December 17, 2003 less amortization of US$0.6 million for the financial year 2003.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

b.	Employee benefits—actuarial gains and losses (IAS 19, ‘Employee benefits’)

All cumulative actuarial gains and losses in relation to employee benefit schemes have been recognized by the Group at the date of transition. Actuarial gains and losses are recognized in the consolidated statement of recognized income and expense in accordance with the amendment to IAS 19 issued on December 16, 2004.

c.	Cumulative translation differences

The Group has applied the exemption which allows the cumulative translation difference to be set to zero at the date of transition for all foreign subsidiary undertakings.

As at December 31, 2004, the Group had not adopted the following standards or interpretations which under the provisions of IFRS1 do not need to be applied until financial years commencing on or after January 1, 2005. The Group adopted these standards as at January 1, 2005.

a.	Financial instruments (IAS 39, ‘Financial Instruments: Recognition and measurement’ and IAS 32, ‘Financial Instruments: Disclosure and Presentation’)

The principal impact on the Group of IAS 39 and IAS 32 is to recognize the Group’s interest rate swap and forward exchange contracts on the balance sheet at fair value.

b.	Non-current assets held for sale (IFRS 5, ‘Non-current assets held for sale and discontinued operations’)

Under IFRS 5 the Group would have had to reclassify the Group’s head office from land and buildings to non-current assets held for sale effective from July 2004, the date the Group committed to sell the building and cease depreciating the asset from then until the effective date of the sale in November 2004. This would have resulted in a US$1.2 million decrease to depreciation and an equivalent decrease to the gain on disposal of property included in the consolidated Income Statement for the 2004 financial year.

c.	International Financial Reporting Interpretations Committee Standards (IFRICs 2-9)

The Group has considered the potential impact of IFRIC’s 2-9, and has decided not to adopt these standards.

Basis of consolidation

The consolidated financial statements include the accounts of Inmarsat Holdings Limited and its domestic and overseas subsidiary undertakings. All intercompany transactions and balances with subsidiary undertakings have been eliminated on consolidation.

Subsidiary undertakings include all entities over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than 50% of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

The results of subsidiary undertakings established or acquired during the period are included in the consolidated profit and loss account from the date of establishment or acquisition of control. The results of subsidiary undertakings disposed of during the period are included until the date of disposal.

On the acquisition of a company or business, fair values reflecting conditions at the date of acquisition are attributed to the identifiable separable assets, liabilities and contingent liabilities acquired.

Where the fair value of the consideration paid exceeds the fair value of the identifiable separable assets, liabilities and contingent liabilities acquired, the difference is treated as purchased goodwill.

Fees and similar incremental costs incurred directly in making an acquisition are included in the cost of the acquisition and capitalized. Internal costs, and other expenses that cannot be directly attributed to the acquisition, are charged to the Income Statement.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

Foreign currency translation

a)	Functional and presentation currency

The functional currency of Inmarsat Holdings Limited and most of the Group’s subsidiaries and the presentation currency of the Group is the US dollar, as the majority of operational transactions are denominated in US dollars.

The exchange rate between US dollars and Pounds Sterling as at December 31, 2005 was US$1.72/£1.00 (2004: US$1.92/£1.00).

b)	Transactions and balances

Transactions not denominated in the functional currency of the respective subsidiary undertakings of the Group during the year have been translated using the spot rates of exchange ruling at the dates of the transactions. Differences on exchange arising on both settlement of the transactions and from the translation of monetary assets and liabilities denominated in currencies other than the respective functional currency at year end rates are recognized in the Income Statement.

c)	Group companies

The Group’s interests in the underlying net assets of non US dollar subsidiary undertakings are translated into US dollars as follows:

i)	assets and liabilities are translated at the year-end rate;

ii)	transactions in the Income Statement are translated at average exchange rates; and

iii)	all resulting differences on exchange are recognized in shareholders’ equity.

Financial instruments and hedging activities

Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the relevant instrument and derecognized when it ceases to be a party to such provisions. Financial instruments are initially measured at fair value. Subsequent measurement depends on the designation of the instrument. Non-derivative financial assets are classified as either short-term deposits or cash and cash equivalents. They are stated at amortized cost using the effective-interest method, subject to reduction for allowances for estimated irrecoverable amounts. For interest-bearing assets, their carrying value includes accrued interest receivable. Cash and cash equivalents include cash in hand and bank time deposits, together with other short-term highly liquid investments. In the Cash Flow Statement, cash and cash equivalents are shown net of bank overdrafts, which are included as current borrowings in liabilities on the balance sheet. Non-derivative financial liabilities are all classified as other liabilities and stated at amortized cost using the effective interest method. For borrowings, their carrying value includes accrued interest payable, as well as unamortized issue costs.

The Group uses derivative financial instruments to hedge its exposure to foreign exchange and interest rate risks arising from operational and financing activities. In accordance with its treasury policy, the Group does not hold or issue derivative financial instruments for trading purposes. However, derivatives that do not qualify for hedge accounting under IAS 39 are accounted for as trading instruments. Derivatives are initially recognized and measured at fair value on the date a derivative contract is entered into and subsequently measured at fair value. The gain or loss on remeasurement is taken to the Income Statement except where the derivative is a designated cash flow hedging instrument.

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document the relationship between the hedged item and the hedging instrument and demonstrate that the hedge will be highly effective on an ongoing basis. This effectiveness testing is reperformed at each period end to ensure that the hedge remains highly effective.

Gains or losses on cash flow hedges that are regarded as highly effective are recognized in equity. Where the forecast transaction results in a financial asset or liability, gains or losses previously recognized in equity are

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

reclassified to the Income Statement in the same period as the asset or liability impacts income. If the forecasted transaction or commitment results in future income or expenditure, gains or losses deferred in equity are transferred to the Income Statement in the same period as the underlying income or expenditure. The ineffective portions of the gain or loss on the hedging instrument are recognized immediately in the Income Statement.

Where a hedge no longer meets the effectiveness criteria, any gains or losses deferred in equity are only transferred to the Income Statement when the committed or forecasted transaction is recognized in the Income Statement. However, where the Group has applied cash flow hedge accounting for a forecasted or committed transaction that is no longer expected to occur, then the cumulative gain or loss that has been recorded in equity is transferred to the Income Statement. When a hedging instrument expires or is sold, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the Income Statement.

Revenue recognition

Mobile satellite communications services revenue results from utilization charges that are recognized as revenue over the period in which the services are provided. Deferred income attributable to mobile satellite communications services revenues represents the unearned balances remaining from amounts received from customers pursuant to prepaid lease contracts. These amounts are recorded as revenue on a straight-line basis over the respective lease terms, which are typically for periods of one month to twelve months.

The Group’s revenues are stated net of volume discounts which increase over the course of the financial year as specific volume thresholds are met by distribution partners resulting in lower prices.

Revenues in respect of long-term service contracts of the Group’s subsidiary Invsat Limited (disposed of in September 2005) are calculated in a manner appropriate to the stage of completion of the contracts.

Revenue also includes income from services contracts, rental income, conference facilities and income from the sale of Regional BGAN (R-BGAN) terminals. The costs of acquiring these terminals are included in ‘other operating costs’ when the sale is recognized.

Employee benefits

Wages, salaries, social security contributions, accumulating annual leave, bonuses and non-monetary benefits are accrued in the year in which the associated services are performed by the employees of the Group.

Termination benefits are payable whenever an employee’s employment is terminated before the normal retirement date or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it has demonstrably committed to either terminate the employment of current employees or to provide termination benefits, as a result of an offer made to encourage voluntary redundancy.

The Group recognizes liabilities relating to defined benefit pension plans and post-retirement healthcare benefits in respect of employees in the UK and overseas. The Group’s net obligation in respect of defined benefit pension plans and post-retirement healthcare benefits are calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value, and the fair value of any plan assets is deducted. The calculation is performed by a qualified actuary using the projected unit credit method.

All actuarial gains and losses as at January 1, 2004, the date of transition to IFRS, are recognized in the opening IFRS balance sheet. All actuarial gains and losses that arise subsequent to January 1, 2004 in calculating the present value of the defined benefit obligation and the fair value of plan assets are immediately recognized in the statement of recognized income and expense.

The Group operates a number of defined contribution pension schemes in its principal locations. Pension costs for the defined contribution schemes are charged to the Income Statement as incurred when the related employee service is rendered.

Deferred income tax

Deferred income tax is provided, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

the deferred income tax arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is not accounted for. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary deductible differences or tax loss carry forwards can be utilized.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Research and development

Research expenditure is expensed when incurred. Development expenditure is expensed when incurred unless it meets criteria for capitalization. Development costs are only capitalized once a business case has been demonstrated as to the technical feasibility and commercial viability. Capitalized development costs are amortized on a straight-line basis over their expected useful economic life.

Property, plant and equipment

Space segment assets

Space segment assets comprise satellite construction, launch and other associated costs. Expenditure charged to space segment projects includes invoiced progress payments, amounts accrued appropriate to the stage of completion of contract milestone payments, external consultancy costs and direct internal costs. Internal costs, comprising primarily staff costs, are only capitalized when they are directly attributable to the construction of an asset. Progress payments are determined on milestones achieved to date together with agreed cost escalation indices. Deferred satellite payments represent the net present value of future payments dependent on the future performance of each satellite and are recognized in space segment assets when the satellite becomes operational. The associated liability is stated at its net present value and included within liabilities. These space segment assets are depreciated over the life of the satellites from the date they become operational and are placed into service.

Assets in course of construction

Assets in course of construction relate to the next generation Inmarsat-4 satellites and BGAN services. These assets will be transferred to space segment assets and depreciated over the life of the satellites once they become operational and placed into service. No depreciation has been charged on these assets.

Other fixed assets

Other fixed assets are stated at historical cost less accumulated depreciation.

Depreciation

Depreciation is calculated to write off the historical cost less residual values, if any, of fixed assets, except land, on a straight-line basis over the expected useful lives of the assets concerned. The Group selects its depreciation rates carefully and reviews them annually to take account of any changes in circumstances. When setting useful economic lives, the principal factors the Group takes into account are the expected rate of technological developments, expected market requirements for the equipment and the intensity at which the assets are expected to be used. The lives assigned to significant tangible fixed assets are:

Space segment	5–15 years
Fixtures and fittings, and other building-related equipment	10 years
Buildings	50 years
Other fixed assets	3–5 years

As a result of management’s regular reassessment of useful economic lives, the useful lives of the Group’s Inmarsat-3 satellites and space segment assets were prospectively changed from October 1, 2004. The changes

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

were made to better reflect the economic life of Inmarsat-3 satellites resulting from improvements in satellite technology as supported by engineering analysis. As a result depreciation periods were extended for the Inmarsat-3 satellites from 10 years to 13 years.

The financial impact of the change in the useful economic lives of the Inmarsat-3 satellites is a decrease in depreciation expense in 2005 and 2006 of approximately US$44.5 million and US$33.3 million, respectively. The carrying amounts of assets in the Balance Sheet is higher as a result of these revised estimates. After 2006 there will be an increase to depreciation expense in 2007, 2008, 2009, 2010 and 2011 of approximately US$7.5 million, US$34.4 million, US$31.7 million, US$13.2 million and US$2.1 million, respectively. The carrying values of these assets will be written down proportionately in the Balance Sheet as a result.

Effective October 1, 2005, the Group prospectively changed the useful economic lives of the Inmarsat-4 satellites from 13 years to 15 years to better reflect the design life of the spacecraft, the better-than-expected performance of the launch vehicles and the adoption of an optimal mission strategy which are expected to extend the orbital lives of these satellites. The satellite and space segment assets depreciable lives primarily range from 10 to 15 years, with the exception of R-BGAN assets for which they are 5 years. The first of the Inmarsat-4 satellites has now been placed into service and the Group is currently depreciating this asset over 15 years.

The financial impact of the change in the useful economic lives of the Inmarsat-4 satellite currently being depreciated is a decrease in depreciation expense in 2005 of approximately US$0.8 million and in 2006 through 2017 of approximately US$3.3 million each year respectively. The carrying amounts of assets in the Balance Sheet will be proportionately higher as a result of these revised estimates. After 2018 there will be an increase to depreciation expense in 2018, 2019, 2020 of approximately US$11.2 million, US$21.7 million, and US$9.1 million, respectively. The carrying values of these assets will be written down proportionately in the Balance Sheet as a result.

Gains and losses on disposals of tangible and intangible assets

Gains and losses on disposals are determined by comparing net proceeds with the carrying amount. These are included in the Income Statement.

Gains and losses on termination of subsidiary undertakings

Gains and losses on termination of subsidiary undertakings are determined by comparing net proceeds with the carrying amount. These are included in the Income Statement.

Intangible assets

Intangible assets comprise goodwill, patents, trademarks, software and terminal development costs. The amortization period and the amortization method for intangible assets with a finite useful life are reviewed each financial year.

(a) Goodwill

Goodwill represents the excess of consideration paid on the acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units (CGUs) for the purpose of impairment testing.

(b) Patents and trademarks

Patents and trademarks are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method over their estimated useful lives which are 7 and 20 years respectively.

(c) Software development costs

Development costs directly relating to the development of new services are capitalized as intangible assets. Costs are capitalized once a business case has been demonstrated as to a technical feasibility and commercial viability. Such costs are amortized over the estimated sales life of the services.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

(d) Terminal development costs

The Group capitalizes development costs associated with the development of user terminals. For R-BGAN and BGAN services terminal development costs are amortized using straight line method over their estimated useful lives which is between 5 and 10 years.

Impairment of non-financial assets

Assets that are subject to amortization are reviewed for impairment when events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment. The impairment review comprises a comparison of the carrying amount of the fixed asset or goodwill with its recoverable amount, which is the higher of fair value less costs to sell and value in use. Fair value less costs to sell is calculated by reference to the amount at which the asset could be disposed of. Value in use is calculated by discounting the expected future cash flows obtainable as a result of the asset’s continued use, including those resulting from its ultimate disposal, at a market-based discount rate on a pre-tax basis.

An impairment loss is recognized in the Income Statement whenever the carrying amount of an asset exceeds its recoverable amount. The carrying amount will only be increased where an impairment loss recognized in a previous period for an asset other than goodwill either no longer exists or has decreased, up to the amount that it would have been had the original impairment not occurred. Any impairment to goodwill recognized in a previous period will not be reversed.

For the purpose of conducting impairment reviews, cash generating units are identified as groups of assets, liabilities and associated goodwill that generate cashflows that are largely independent of other cashflow streams. The assets and liabilities include those directly involved in generating the cashflows and an appropriate proportion of corporate assets. For the purposes of impairment review space segment assets are treated as one cash generating unit.

Goodwill was tested for impairment at January 1, 2004, December 31, 2004 and December 31, 2005; no evidence of impairment was found.

Leases

Leases where a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases by the lessee. Rentals payable under operating leases are charged to the Income Statement in equal amounts over the term of the lease.

Interest and finance costs

Interest is recognized in the Income Statement using the effective yield method on a time proportion basis.

Transaction and arrangement costs of borrowings are capitalized as part of the carrying amount of the borrowings and amortized over the life of the debt. Facility fees are expensed as incurred.

The accretion of the discount on the principal on the Subordinated Preference Certificates and Senior Discount Notes is accounted for as an interest expense.

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined by the average cost method.

Cash and cash equivalents

Cash and cash equivalents, measured at fair value, includes cash in hand, deposits held on call with banks and other short-term highly liquid investments with original maturities of three months or less. Bank overdrafts are shown within borrowings as current liabilities on the Balance Sheet.

Short-term deposits

Includes deposits held on call with banks, and other short-term highly liquid investments with original maturity between three and 12 months, with highly rated counter parties.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2.	Principal accounting policies (Continued)

Restricted cash

Restricted cash is primarily held in a charged account for capital expenditure in association with the Inmarsat-4 programme. Following the refinancing of the Senior Credit Facilities during 2005, no cash is restricted.

Provisions

Provisions, other than in respect of pension and post-retirement healthcare benefits, are recognized when the Group has a legal or constructive obligation to transfer economic benefits arising from past events and the amount of the obligation can be estimated reliably. Provisions are not recognized unless the outflow of economic benefits to settle the obligation is more likely than not to occur.

Borrowings

Borrowings are initially recognized as proceeds received, net of transaction and arrangement costs incurred. Transaction and arrangement costs of borrowings and the difference between the proceeds and the redemption value are recognized in the Income Statement over the life of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the Balance Sheet date.

Borrowing costs for the construction of assets are not capitalized.

Earnings before interest, tax, depreciation and amortization (EBITDA)

EBITDA is defined as profit before income tax, plus net interest payable, depreciation, amortization, impairments of assets and (when applicable) gains/(losses) from disposal of fixed assets and termination of subsidiary undertakings.

3.	Financial risk management

Financial risk factors

The Group’s operations and significant debt financing expose it to a variety of financial risks that include the effects of changes in debt market prices and foreign currency exchange rates, credit risks, liquidity risks and interest rates. The Group has in place a risk management programme that seeks to limit the adverse effects on the financial performance of the Group by using an interest rate swap and forward exchange contracts to limit exposure to foreign currency risk and interest rate risks.

The Board of Directors of Inmarsat plc (ultimate parent company) has delegated to a sub-committee, the Treasury Review Committee, the responsibility for setting the risk management policies applied by the Group. The policies are implemented by the central treasury department that receives regular reports from all the operating companies to enable prompt identification of financial risks so that appropriate actions may be taken. The treasury department has a policy and procedures manual that sets out specific guidelines for managing foreign exchange risk, interest rate risk and credit risk by using financial instruments. See note 28.

(a) Market risk

(i) Foreign exchange risk

The functional currency of Inmarsat Holdings Limited is US dollars and the Group generates most of its revenue in US dollars. The vast majority of capital expenditure is denominated in US dollars. Approximately 60% of the Group’s operating costs are denominated in Sterling. This exposure therefore needs to be carefully managed to avoid variability in future cash flows and earnings caused by volatile foreign exchange rates. As a guide the Group’s Sterling operating cost base, excluding rental payments, has been relatively constant at approximately £5 million per month.

The foreign currency hedging policy of the Group is to economically hedge a minimum of 50% of anticipated Sterling denominated operating expenses for the next 12 months and up to a maximum of 100% for the next three years on a rolling basis.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3.	Financial risk management (Continued)

As at December 31, 2005, it is estimated that a movement of the US dollar/Sterling exchange rate of 1% would have impacted the 2005 profit before tax by approximately US$1.1 million.

(ii) Price risk

The Group is not exposed to significant equity securities price risk or commodity price risk.

(b) Interest rate risk

The Group has both interest bearing assets and interest bearing liabilities. The policy of the Group, because of the high level of debt, is to ensure certainty of the interest charge by fixing interest rates on a high proportion of debt. Both the Senior Notes and the Senior Discount Notes are at fixed rates.

The risk management objective is to eliminate the variability in the interest payments for US$150 million of the outstanding borrowings under the Senior Credit Facility, the sole source of which is due to changes in the three-month US dollar LIBOR rate. Changes in the cash flows of the interest rate swap are expected to exactly offset the changes in the cash flows of the borrowings. As a result 88% of total debt is fixed. The amount of debt that is floating is partially offset by surplus cash.

As at December 31, 2005, on the basis of past net cash balances, it is estimated that a 1% movement in interest rates would have impacted 2005 profit before tax by approximately US$0.6 million.

(c) Credit risk

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash and cash equivalents, short-term deposits and trade receivables. All cash and cash equivalents and short-term deposits are deposited with high credit quality financial institutions.

The Directors consider credit risk is small on trade receivables as these balances are primarily with telecoms companies who are also distribution partners. For 2005, four distribution partners comprised approximately 82.3% of Group revenues. These same four customers comprised 84.1% of the trade debtor balance as at December 31, 2005.

(d) Liquidity risk

The Group maintains long-term revolving credit committed facilities of US$300 million that are designed to ensure the Group has sufficient available funds for operations. None of these facilities had been drawn as at December 31, 2005.

4.	Critical accounting estimates and judgements in applying accounting policies

The preparation of the consolidated financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the Balance Sheet dates and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates. The more significant estimates are discussed below:

(a) Estimated impairment of goodwill

The Group annually undertakes tests to determine whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2. The carrying amounts of goodwill and intangible assets are given in note 14.

For the purpose of testing for impairment, goodwill is specifically allocated to CGUs and tested by comparing the carrying amount of the CGU with its recoverable amount. The recoverable amounts of CGUs have been determined based on fair value less costs to sell.

Two CGUs have been identified—these are ‘Mobile Satellite Services’ and ‘Other’. It has been determined that goodwill that arose on the acquisition of Inmarsat Ventures Limited represented goodwill of the Mobile Satellite Services CGU only. Therefore, goodwill has been tested for impairment on the Mobile Satellite Services CGU only.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

4.	Critical accounting estimates and judgements in applying accounting policies (Continued)

In June 2005, Inmarsat plc (the ultimate parent company) listed as a public company on the London Stock Exchange raising approximately US$670 million of gross primary proceeds on Admission with the issue of 150 million shares at a nominal value of €0.0005 and a price of £2.45 per share. In light of the significance of the Mobile Satellites Services CGU to the Group as a whole, and that the IPO occurred during 2005 the Directors considered that the IPO provided an appropriate measure of the fair value of the Mobile Satellite Services CGU, and have therefore used Inmarsat plc’s market capitalization at that time as the basis for the goodwill impairment test. Using this measure, no impairment to the carrying value of goodwill was recognized and since the IPO, the Group has successfully launched its second Inmarsat-4 satellite and has seen a significant increase in the market value of its shares on the London Stock Exchange.

In the opinion of the Directors, there have been no changes in the business strategy that would result in the carrying value of goodwill exceeding its recoverable amount.

(b) Pension assumptions

The Group has applied a rate of return on assets of 7.31% p.a. which represents the expected return on asset holdings going forward.

5.	Segmental information

The Group operates in one business segment being the supply of mobile satellite communications services.

‘Other’ principally comprises the results of our subsidiaries, Invsat and Rydex, which have now been disposed of.

Primary reporting format—business segments

		2004
	Note	Mobile satellite communications services	Other	Unallocated	Eliminations	Total
		(US$ in millions)
Revenue		461.0	19.7	—	—	480.7

Segment result (operating profit)		219.3	0.9	—	—	220.2
Net interest charged to the Income Statement	9	—	—	(195.3)	—	(195.3)

Profit before income tax						24.9
Income tax expense	10					(5.8)

Profit for the year						19.1

Segment assets		2,120.7	17.4	69.7	(8.5)	2,199.3
Segment liabilities		(239.2)	(8.4)	(1,953.7)	0.5	(2,200.8)
Capital expenditure		(139.6)	(0.7)	—	—	(140.3)
Depreciation		(114.1)	(1.0)	—	—	(115.1)
Amortization of intangible assets		(9.0)	—	—	—	(9.0)

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5.	Segmental information (Continued)

		2005
	Note	Mobile satellite communications services	Other	Unallocated	Total
		(US$ in millions)
Revenue		474.2	16.9	—	491.1

Segment result (operating profit)		209.6	(0.2)	—	209.4
Net interest charged to the Income Statement	9	—	—	(114.1)	(114.1)

Profit before income tax					95.3
Income tax expense	10				(31.0)

Profit for the year					64.3

Segment assets		1,993.4	—	35.9	2,029.3
Segment liabilities		(246.7)	(0.3)	(1,099.5)	(1,346.5)
Capital expenditure		(305.0)	—	—	(305.0)
Depreciation		(94.6)	(0.7)	—	(95.3)
Amortization of intangible assets		(11.2)	—	—	(11.2)

Secondary reporting format—geographical segments

The Group mainly operates in the geographic areas as included in the table below. The home country of the Group is the United Kingdom with its head office and central operations located in London.

Revenues are allocated to countries based on the location of the distribution partner who receives the invoice for the traffic.

Assets and capital expenditure are allocated based on the physical location of the assets. As the Inmarsat-4 satellites are launched into orbit they will be recategorized as unallocated.

	2004			2005
	Revenue	Segment assets	Capital expenditure	Revenue	Segment assets	Capital expenditure
	(US$ in millions)
Europe	233.7	1,938.1	140.3	237.9	1,196.5	305.0
North America	151.0	—	—	154.1	—	—
Asia Pacific	76.3	—	—	85.6	—	—
Rest of the world	19.7	—	—	13.5	—	—
Unallocated(a)	—	261.2	—	—	832.8	—

	480.7	2,199.3	140.3	491.1	2,029.3	305.0

(a)	Unallocated items relate to satellites, which are in-orbit.

6.	Profit before income tax

Costs are presented by the nature of the expense to the Group. Network and satellite operations costs comprise costs to third parties for network service contracts, operating lease rentals and services. A further breakdown of employee benefit costs is given in note 7 below.

Profit before income tax is stated after charging the following items:

	Note	2004	2005
		(US$ in millions)
Depreciation of property, plant and equipment:
— Owned assets	13	115.1	95.3
Amortization of intangible assets	14	9.0	11.2
Operating lease rentals:
— Land and buildings		3.1	8.6
— Services equipment, fixtures and fittings		1.9	1.6
— Space segment		40.4	24.0
Auditors’ remuneration and expenses—audit services(a)		0.6	0.7
Auditors’ remuneration and expenses—non-audit services		0.1	0.5

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6.	Profit before income tax (Continued)

(a)	In addition to the audit fees disclosed above, the Group’s pension plan incurred audit fees from the Group’s auditors of US$14,656 for the 2005 financial year and US$18,230 for the 2004 financial year.

On November 30, 2004, the Group entered into a sale and 25-year leaseback contract for the head office building at 99 City Road, London. The gross proceeds from the sale of the building were US$125.1 million, which resulted in a gain on disposal of this asset of US$42.6 million in the 2004 financial year. The annual rental of the building in future periods will be approximately US$8.0 million (£4.5 million). In the 2004 and 2005 financial years, rental costs were US$0.8 million and US$8.0 million, respectively.

On September 2, 2005, the Group sold Invsat Limited, a 100% owned subsidiary, to Nessco Limited. Invsat Limited provided integrated communications networks and systems using VSATs (transportable terminals that access broadband services provided over satellite systems operating in the C-band and Ku-band radio frequencies), principally to end-users in the oil and gas sector. The Group received US$7.8 million in gross cash proceeds and reported a loss on disposal of US$3.0 million.

On October 17, 2005, the Group disposed of the assets and business of Rydex Corporation Limited, a 100% owned subsidiary, to Seawave LLC. Rydex Corporation Limited developed email and data communications software tailored for use in the maritime sector. The Group received US$2.6 million in gross cash proceeds and reported a gain on disposal of tangible assets of US$1.9 million.

7.	Employee benefit costs

	Note	2004	2005
		(US$ in millions)
Wages and salaries		73.3	70.6
Social security costs		6.6	7.6
Share options granted to executive Directors and employees	24	0.1	6.5
Equity-settled share-based payments—Share Incentive Plan		—	4.0
Defined contribution pension plan costs		2.6	2.9
Defined benefit pension plan costs(a)	26	3.5	3.7
Post-retirement healthcare plan costs(a)	26	1.1	1.2

		87.2	96.5

(a)	Defined benefit pension plan costs and post-retirement healthcare plan costs are stated gross of foreign exchange gains of US$1.7 million and US$1.5 million respectively in the 2005 financial year and foreign exchange losses of US$1.0 million and US$0.7 million respectively in the 2004 financial year. These gains and losses are included in other operating costs.

Employee numbers

The average monthly number of people (including the executive Directors) employed during the year by category of employment:

	2004	2005
Operations	138	125
Sales and marketing	114	112
Development and engineering	117	103
Administration	145	139

	514	479

8.	Directors’ remuneration

The main elements of the remuneration package offered to the executive directors of Inmarsat plc (the ultimate parent company) were:

Basic salary and benefits

Basic salary is set by the Remuneration Committee by taking into account the responsibilities, individual performance and experience of the executive Directors, as well as the market practice for executives in a similar

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Directors’ remuneration (Continued)

position. Basic salary is reviewed (but not necessarily increased) annually by the Remuneration Committee and adjustments will occur if necessary in relation to market practice and after a formal appraisal of performance.

As at December 31, 2005 the annual salaries for Mr Sukawaty, Mr Medlock and Mr Butler were £375,000, £260,000 and £260,000, respectively.

Benefits include directors’ and officers’ liability insurance, private medical insurance, permanent disability insurance, life assurance, and for one of the executive Directors, cash payments in lieu of a company car. The benefits are non-pensionable.

Annual bonus

The executive Directors are paid a bonus upon achievement of challenging objectives linked to Group financial and operational performance. Group performance targets represent 80% weighting and personal performance targets represent 20% weighting. These weightings will also be used for the financial year to December 31, 2006. The objectives for each of the executive Directors are set by the Remuneration Committee at the start of each financial year.

For Mr Sukawaty, the target level of bonus is 75% of basic salary, which may be increased subject to actual individual and corporate performance to a maximum of 100% of basic salary. For Mr Medlock and Mr Butler, the target level of bonus is 50% of basic salary which may be increased subject to actual individual and corporate performance to a maximum of 75% of basic salary.

The Remuneration Committee approves the bonus payment for all of the executive Directors, dependent upon the achievement of objectives. For the financial year to December 31, 2005, the Remuneration Committee concluded that the key Group performance targets for the executive Directors should focus on revenue growth, operating expenditure containment, management of capital expenditure and EBITDA growth. Revenue, operating expenditure and EBITDA growth are the key areas of focus for the financial year to December 31, 2006.

Bonuses are not pensionable.

Pensions

The executive Directors are the only Directors accruing benefits in the Group’s defined contribution pension plans. Pensionable salary is limited to basic salary, excluding all bonuses and other benefits, up to the Inland Revenue earnings cap (2005/2006 tax year: £105,600). Following the removal of the requirement to have an Inland Revenue earnings cap in April 2006, a scheme specific cap will be in place which will operate in the same way as the previous Inland Revenue earnings cap. Mr Medlock and Mr Butler are members of the pension plan for employees who will draw a UK pension; Mr Sukawaty is a member of the US 401k plan. Mr Sukawaty is also entitled to an annual salary supplement in lieu of the employer pension contribution. The salary supplement is equal to 12.5% of the difference between Mr Sukawaty’s basic salary and the US Internal Revenue Service capped basic salary. The current employer contributions (subject to the Inland Revenue and US Internal Revenue Service earnings cap as appropriate) are:

Mr Sukawaty	12.5	% salary
Mr Medlock	10	% salary
Mr Butler	10	% salary

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Directors’ remuneration (Continued)

Directors remuneration

	Salaries/Fees		Bonus		Compensation for loss of office	Benefits		Total		Pension
	2004	2005	2004	2005	2004	2004	2005	2004	2005	2004	2005
	(US$ 000)
Executive Directors
Michael Butler	380	456	298	354	—	9	9	687	819	15	19
Ramin Khadem	247	—	—	—	1,344	30	—	1,621	—	61	—
(resigned July 30, 2004)
Rick Medlock	91	436	213	256	—	7	19	311	711	4	19
(appointed September 27, 2004)
Michael Storey	89	—	—	—	1,371	9	—	1,469	—	12	—
(resigned March 5, 2004)
Andrew Sukawaty	356	570	387	673	—	21	32	764	1,275	33	70
Non-executive Directors
Bjarne Aamodt	—	—	—	—	—	—	—	—	—	—	—
(resigned November 11, 2005)
Sir Bryan Carsberg	—	42	—	—	—	—	—	—	42	—	—
(appointed June 22, 2005)
Stephen Davidson	—	44	—	—	—	—	—	—	44	—	—
(appointed June 22, 2005)
Admiral James Ellis Jr (ret)	—	84	—	—	—	—	—	—	84	—	—
(appointed June 22, 2005)
David Preiss	—	—	—	—	—	—	—	—	—	—	—
(resigned May 31, 2005)
John Rennocks	—	114	—	—	—	—	—	—	114	—	—
(appointed January 4, 2005)
Richard Wilson	—	—	—	—	—	—	—	—	—	—	—
(resigned May 31, 2005)
Graham Wrigley	—	—	—	—	—	—	—	—	—	—	—
(resigned May 31, 2005)

	1,163	1,746	898	1,283	2,715	76	60	4,852	3,089	125	108

Notes:

1.	£:US$ exchange rate used was 1:1.49 for 2004 and 1:1.77 for 2005.
2.	The pension for Andrew Sukawaty includes an annual salary supplement in lieu of employer pension contribution.
3.	Richard Wilson, Bjarne Aamodt, David Preiss and Graham Wrigley were not paid any Directors’ fees for the years ended December 31, 2004 or December 31, 2005.
4.	From November 2004 until his appointment as a Director of Inmarsat plc, Admiral James Ellis Jr (ret) received remuneration and expenses as an advisor to the Board totalling approximately US$67,000.
5.	From his date of appointment to December 31, 2005, the fee for Admiral James Ellis Jr (ret) included US$42,054 as a director of Inmarsat Inc, a wholly-owned subsidiary in the US.
6.	Upon the IPO, each of Sir Bryan Carsberg, Stephen Davidson and Admiral James Ellis Jr (ret) purchased ordinary shares in Inmarsat plc at a discount-to-market value equalling US$70,793 each and John Rennocks purchased ordinary shares at a discount-to-market value equalling US$132,729.

Two Directors (2004: two) are accruing benefits under the Group’s defined contribution pension plan. One Director is a member of the US 401k Plan (2004: one).

Key management

The executive Directors of the Group are the key management of the business.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Directors’ remuneration (Continued)

Directors’ interests

The interests of the Directors of Inmarsat plc (the ultimate parent company) in office at the end of the year and their interests in the share capital of Inmarsat plc as at December 31, 2005 and their connected persons are shown below. The Register of Directors’ Interests (which is open to shareholders’ inspection) contains full details of Directors’ shareholdings and options to subscribe for shares.

	Interest in ordinary shares of €0.0005 each		Interest in A ordinary shares of €0.01 each
	As at April 20, 2006	As at December 31, 2005	As at June 22, 2005	As at December 31, 2004*
Executive Directors

Michael Butler	1,400,000	2,186,057	2,430,000	121,500
Rick Medlock	2,161,163	2,438,163	2,430,000	121,500
Andrew Sukawaty	3,886,505	4,857,905	5,400,000	270,000

Non-executive Directors

Sir Bryan Carsberg	16,327	16,327	16,327	—
Stephen Davidson	16,327	16,327	16,327	—
Admiral James Ellis Jr (ret)	16,327	16,327	16,327	—
John Rennocks	33,104	33,104	33,104	230

*	Or at date of appointment, if later.

Notes:

1.	As part of the IPO, the various classes of ordinary shares of €0.01 each were converted, following a 1 for 20 share split, into one new class of ordinary shares of €0.0005 each.
2.	The executive Directors are not able to sell 50% of their shareholding in place following the IPO until December 1, 2006 under the terms of an agreement entered into at the time of the IPO.
3.	The non-executive Directors have all agreed not to sell any of their shares for a period of one year since their acquisition at the time of the IPO, unless there would be a need to sell a portion to cover a tax liability in connection with the acquisition of the shares.
4.	As at April 20, 2006, the executive Directors are also deemed to have a beneficial interest in 2,745,265 ordinary shares held by the Inmarsat Employees’ Share Ownership Plan Trust simply by virtue of being within the class of beneficiaries of the Trust.
5.	No right to subscribe for shares in Inmarsat plc or any body corporate in the same Group was granted to, or exercised by, any Director or a member of a Director’s immediate family during the financial year.

Directors’ share options and share awards

Information in respect of share options and share awards held by the executive Directors of Inmarsat plc during the year to December 31, 2005 is set out below. No other Director has received share options. See note 24 for description of share option and share award plans.

Inmarsat 2005 Sharesave Scheme

Director	Options held at January 1, 2005	Granted during the year	Exercised during the year	Options held at December 31, 2005	Exercise price	Date from which exercisable	Expiry date
Michael Butler	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	March 2009
Rick Medlock	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	March 2009
Andrew Sukawaty	Nil	4,229	Nil	4,229	£2.24	September 1, 2008	March 2009

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8.	Directors’ remuneration (Continued)

Share Incentive Schemes

Director	Share awards held at January 1, 2005	Awarded during the year	Vested during the year	Share awards held at December 31, 2005	Award price	Vesting date
Michael Butler(a)(b)	Nil	106,123	Nil	106,123	£2.45	May 31, 2008
	Nil	25,456	Nil	25,456	£3.83	March 9, 2007
						March 9, 2008
						March 9, 2009
Rick Medlock(a)(b)	Nil	106,123	Nil	106,123	£2.45	May 31, 2008
	Nil	25,456	Nil	25,456	£3.83	March 9, 2007
						March 9, 2008
						March 9, 2009
Andrew Sukawaty(a)(b)	Nil	153,062	Nil	153,062	£2.45	May 31, 2008
	Nil	55,075	Nil	55,075	£3.83	March 9, 2007
						March 9, 2008
						March 9, 2009

(a)	Inmarsat 2005 Performance Share Plan
(b)	Inmarsat 2005 Bonus Share Plan
*	The shares were allocated in March 2006 using a share price of £3.83 based upon a monetary value determined during the 2005 financial year.
*	The shares will vest in three equal instalments in March 2007, 2008 and 2009.

Non-executive Directors’ fees

Fees for non-executive Directors are determined by the Board annually, taking advice as appropriate and reflecting the time commitment and responsibilities of the role. Non-executive Directors’ fees currently comprise a basic fee of £40,000 per annum plus additional fees of £5,000 per annum for each committee chairmanship and £2,500 per annum for each committee membership.

The Deputy Chairman and Senior Independent Director receives a basic fee of £75,000 per annum which includes fees for any committee membership plus a fee of £5,000 per annum for chairmanship of the Audit Committee.

Admiral James Ellis Jr (ret) also receives a fee in respect of his directorship of Inmarsat Inc (a subsidiary of Inmarsat Holdings Limited).

Non-executive Directors do not participate in any annual bonus, nor in the pension scheme, healthcare arrangements nor in any of Inmarsat plc’s long-term incentive plans. Inmarsat plc repays the reasonable expenses they incur in carrying out their duties as Directors.

Non-executive Directors do not have service contracts but instead, have letters of appointment.

Aggregate remuneration paid to the management team

The aggregate remuneration of the management team (including executive Directors) for services in all capacities during the 2005 financial year was US$7.8 million.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

9.	Net interest payable

	2004	2005
	(US$ in millions)
Interest and facility fees payable on bank loans, overdrafts and finance leases	0.4	1.2
Interest on Senior Notes and Senior Credit Facilities	80.0	59.2
Accretion of discount on the principal of the Subordinated Preference Certificates	77.8	19.6
Accretion of discount on the Senior Discount Notes	3.2	32.4
Amortization of debt issue costs	7.3	8.2
Previous Senior Credit Facility deferred debt issue costs written off	—	19.9
Deferred debt issue costs written off and redemption premium paid on repayment of 35% Senior Notes due 2012	—	18.8
Net unrealized currency revaluation loss on Subordinated Preference Certificates	28.0	—
Interest rate swap	—	1.4
Unwinding of discount on deferred satellite liabilities	2.6	3.1

Total interest payable and similar charges	199.3	163.8

Bank interest receivable and other interest	4.0	6.0
Senior Notes premium written-off	—	1.0
Realized gain on amendment to interest rate swap	—	3.4
Realized gain on repayment of Subordinated Preference Certificates	—	39.3

Total interest receivable and similar income	4.0	49.7

Net interest payable	195.3	114.1

10.	Income tax

Income tax expense recognized in the Income Statement:

	2004	2005
	(US$ in millions)
Current tax expense:
Current year	7.4	1.5

Deferred tax expense:
Origination and reversal of temporary differences	(1.3)	29.5
Reassessment of likelihood of recovery of deferred tax assets	(0.3)	—

Total deferred tax expense	(1.6)	29.5

Total income tax expense	5.8	31.0

Reconciliation of effective tax rate:

	2004	2005
	(US$ in millions)
Profit before tax	24.9	95.3

Income tax at 30%	7.5	28.6
Tax loss on sale of shares	(4.7)	(0.2)
Non-taxable accounting gain on sale of building	(8.1)	—
Reassessment of likelihood of recovery of deferred tax assets	(0.3)	—
Other temporary differences and non-deductible expenses	4.2	2.6
Foreign exchange differences	7.2	—

Total income tax expense	5.8	31.0

Foreign exchange differences arise on sterling denominated deferred tax liabilities of subsidiaries.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11.	Net foreign exchange losses/(gains)

	2004	2005
	(US$ in millions)
Unrealized exchange losses on Subordinated Preference Certificates	43.3	—
Realized gain on Subordinated Preference Certificates	(15.3)	(39.3)
Other operating costs	8.1	(3.6)

	36.1	(42.9)

12.	Dividends

The dividends paid in 2004 and 2005 were US$nil million and US$24.7 million per year respectively. A final dividend in respect of 2005 amounting to US$50.0 million was proposed by the directors on March 17, 2006. In accordance with IAS 37, these financial statements do not reflect this final dividend payable.

13.	Property, plant and equipment

	Freehold land and buildings	Services equipment, fixtures and fittings	Space segment	Construction in progress	Total
	(US$ in millions)
Cost at January 1, 2004	89.5	72.1	337.0	724.2	1,222.8
Exchange differences	0.4	0.4	—	—	0.8
Additions	—	4.0	16.9	106.8	127.7
Disposals	(81.9)	—	—	—	(81.9)

Cost at December 31, 2004	8.0	76.5	353.9	831.0	1,269.4

Additions	—	2.1	—	271.9	274.0
Transfers	—	—	563.0	(563.0)	—
Disposals	(5.3)	(10.5)	—	—	(15.8)

Cost at December 31, 2005	2.7	68.1	916.9	539.9	1,527.6

Accumulated depreciation at January 1, 2004	(0.1)	(1.3)	(4.6)	—	(6.0)
Exchange differences	—	(0.4)	—	—	(0.4)
Charge for the year	(2.9)	(21.0)	(91.2)	—	(115.1)

Accumulated depreciation at December 31, 2004	(3.0)	(22.7)	(95.8)	—	(121.5)

Charge for the year	(0.1)	(21.8)	(73.4)	—	(95.3)
Disposals	0.4	7.9	—	—	8.3

Accumulated depreciation at December 31, 2005	(2.7)	(36.6)	(169.2)	—	(208.5)

Net book amount at December 31, 2004	5.0	53.8	258.1	831.0	1,147.9

Net book amount at December 31, 2005	—	31.5	747.7	539.9	1,319.1

Included in the net book value of Services equipment, fixtures and fittings at December 31, 2004 and 2005 are rental assets of US$2.2 million and US$nil million and assets acquired under finance leases of US$0.1 million and US$nil million, respectively.

As a result of management’s regular re-assessment of useful economic lives, the useful lives of the satellites and space segment assets were prospectively changed from October 1, 2004. The changes were made to better reflect the Inmarsat-3 satellites’ economic life resulting from the improvements in satellite technology. The satellite and space segment assets lives now range from 10 to 15 years with the exception of R-BGAN assets which are five years. The first of the Inmarsat-4 satellites was placed in service during the 2005 financial year and is currently being depreciated over 15 years.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

14.	Intangible assets

	Goodwill	Trademarks	Software	Patents	Terminal development costs	Total
	(US$ in millions)
Cost at January 1, 2004	402.9	19.0	18.4	14.0	33.0	487.3
Additions	—	—	17.8	—	12.5	30.3

Cost at December 31, 2004	402.9	19.0	36.2	14.0	45.5	517.6

Additions	—	—	9.1	—	18.5	27.6

Cost at December 31, 2005	402.9	19.0	45.3	14.0	64.0	545.2

Accumulated amortization at January 1, 2004	—	—	(0.1)	(0.1)	(0.3)	(0.5)
Charge for the year	—	(1.0)	(4.9)	(2.0)	(1.1)	(9.0)

Accumulated amortization at December 31, 2004	—	(1.0)	(5.0)	(2.1)	(1.4)	(9.5)

Charge for the year	—	(0.9)	(6.7)	(2.0)	(1.6)	(11.2)

Accumulated amortization at December 31, 2005	—	(1.9)	(11.7)	(4.1)	(3.0)	(20.7)

Net book amount at December 31, 2004	402.9	18.0	31.2	11.9	44.1	508.1

Net book amount at December 31, 2005	402.9	17.1	33.6	9.9	61.0	524.5

Patents and trademarks are being amortized on a straight-line basis over their estimated useful lives which are 7 and 20 years respectively.

Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

The software capitalized mainly relates to the Group’s recently developed BGAN billing system and will be amortized on a straight-line basis once the software is in operation with an expected useful life of 5 to 7 years. All other software is amortized on a straight-line basis, over 3 years.

User terminal development costs directly relating to the development of the user terminals for the R-BGAN and BGAN services are capitalized as intangible fixed assets. R-BGAN costs are being amortized over the estimated sales life of the services which is five years. BGAN costs have started to be amortized in 2005 and will be amortized over the estimated sales life of the services, which is 10 years.

15.	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and for the purposes of the Cash Flow Statement also includes bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the Balance Sheet.

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Cash at bank and in hand	13.7	1.6
Short-term deposits with original maturity of less than three months	107.0	33.7
Restricted cash	112.3	—

	233.0	35.3

For the purposes of the Cash Flow Statement, cash and cash equivalents include the following:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Cash and cash equivalents	233.0	35.3
Bank overdrafts (note 19)	(1.4)	(0.9)

	231.6	34.4

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15.	Cash and cash equivalents (Continued)

Restricted cash includes:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Amounts included within cash and cash equivalents	112.3	—
Amounts included within short-term deposits with a maturity greater than three months	51.1	—

	163.4	—

Under the terms of the previous Senior Credit Facility (repaid on June 22, 2005), certain funds were only available to be used in connection with capital expenditure under the Inmarsat-4 (14) satellite programme (‘restricted cash’). In 2004, restricted cash has been included with cash and cash equivalents (where it is held on maturity of less than three months) as it was available to the Group to enable it to meet its obligations under the I4 programme. Under the new Senior Credit Facility there is no restricted cash.

The Group has a US$300 million revolving credit facility that has no restrictions and is undrawn at December 31, 2005.

16.	Trade and other receivables

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Trade receivables	136.2	123.2
Other receivables	9.5	10.7
Amounts due from parent undertakings	0.7	4.4
Other prepayments and accrued income	11.0	9.5

	157.4	147.8

17.	Inventories

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Finished goods	0.6	0.3
Raw materials and consumables	0.6	—

	1.2	0.3

The carrying value of stock is not materially different from replacement cost.

18.	Trade and other payables

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Current:
Trade payables	49.7	102.2
Other taxation and social security payables	1.6	1.7
Other creditors	0.9	12.1
Amounts due to parent undertakings	2.5	0.2
Accruals and deferred income	59.2	53.8

	113.9	170.0

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

18.	Trade and other payables (Continued)

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Non-current:
Deferred trade payables	35.2	33.8

	35.2	33.8

All of the above non-current other payables are due by December 31, 2007.

19.	Borrowings

	Effective interest rate		As at December 31, 2004	As at December 31, 2005
	%		(US$ in millions)
Current:
Bank overdrafts	5.0		1.4	0.9
Obligations under finance leases			0.1	—
Deferred satellite payments(l)	7.0	(l)	8.0	10.4
Current portion of long-term borrowings
— Previous Senior Credit Facility	5.50	(i)	27.7	—

Total current borrowings			37.2	11.3

Non-current:
Deferred satellite payments(l)	7.0	(l)	32.3	42.2
Previous Senior Credit Facilities(a)(b)(c)(d)(e)(f)	5.50	(i)	688.2	—
New Senior Credit Facility(k)	4.62	(k)	—	247.7
Senior Notes(g)	7.625	(g)	458.6	289.8
Premium on Senior Notes(g)			2.4	1.3
Senior Discount Notes(j)	10.375	(j)	291.3	323.5
— Accretion of discount on the principal			3.2	4.4
Subordinated Preference Certificates(h)	13.5	(h)	348.5	—

Total non-current borrowings			1,824.5	908.9

Total borrowings			1,861.7	920.2

(a)	Inmarsat Investments Limited, a 100% owned subsidiary of Inmarsat Holdings Limited, entered into a credit agreement, dated October 10, 2003. The Senior Credit Facility provided for senior term loans in a maximum aggregate principal amount of US$975 million. Facilities comprised one US$400 million facility (‘Term Loan A’), two separate US$200 million facilities (‘Term Loan B’ and ‘Term Loan C’), respectively, one US$100 million Senior Capital Expenditure Facility and a multi-currency Working Capital Facility of US$75 million. The Capital Expenditure and multi-currency Working Capital Facility were undrawn at December 31, 2004. The Senior Facility required a mandatory-repayment of 50% of the net proceeds of the sale and leaseback of 99 City Road. Accordingly US$62.5 million was repaid in November 2004. The amounts drawn at December 31, 2004 were as follows: US$368.7 million Term Loan A and US$184.4 million under both Term Loan B and C. On May 24, 2005 Inmarsat Investments Limited signed a new US$550 million credit agreement. The new Senior Credit Facility in combination with IPO proceeds was used to repay the previous Senior Credit Facility. See (k) below.
(b)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan A was to mature on December 17, 2009, the sixth anniversary of the date of the closing of the acquisition of Inmarsat Ventures Limited, being December 17, 2003, and was repayable in incremental instalments from 2.5% payable 18 months after the date of the closing of the acquisition, to 17.5% on the sixth anniversary after the closing of the acquisition. Term Loan A bore interest at LIBOR plus 2.5%, payable semi-annually. The margin on Term Loan A was subject to a margin ratchet depending on the Group achieving certain ratios of total borrowings to EBITDA, to a minimum margin of 2.125% per annum. See (a) above.
(c)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan B was to be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the seventh anniversary of the date of the closing of the acquisition, being December 17, 2003. Term Loan B bore interest at LIBOR plus 3% and was payable semi-annually. See (a) above.
(d)	Prior to the cancellation of the previous Senior Credit Facilities, Term Loan C was to be repaid in two equal instalments. The first instalment on a date 180 days prior to the second instalment and the second instalment on the eighth anniversary of the date of the closing of the acquisition, being December 17, 2003. Term Loan C bore interest at LIBOR plus 3.5%, which was payable semi-annually. See (a) above.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Borrowings (Continued)

(e)	The Capital Expenditure Facility was undrawn at December 31, 2004 and was cancelled on May 24, 2005.
(f)	The Working Capital Facility was undrawn at December 31, 2004 and was cancelled on June 22, 2005 when Facilities A, B and C were repaid in full with proceeds from the new facility. See (k) below.
(g)	In February 2004 proceeds of the US$375 million 7.625% Senior Notes were used to retire the bridge facility. The Senior Notes were issued by Inmarsat Finance plc, a 100% owned subsidiary of Inmarsat Group Limited. The Senior Notes mature on 30 June 2012. Interest is payable semi-annually in February and August.
In May 2004 a further issue of Senior Notes for US$102.5 million was completed bringing the total amount to US$477.5 million. The proceeds of US$100 million were used to redeem a portion of the Subordinated Preference Certificates.
In July 2005, the Group redeemed 35% of its Senior Notes, reducing the notes outstanding from US$477.5 million to US$310.4 million.
In December 2005 Inmarsat Investments Limited purchased US$10 million of the Senior Notes for US$10.5 million. Inmarsat Investments Limited paid a premium of US$0.3 million and prepaid interest of US$0.2 million which will later be received back. Taking into account the Group’s short-term cash surplus, the total payment of US$10.5 million results in an overall economic benefit to the Group when the premium paid is compared to future net interest charges discounted back to today’s values.
(h)	Inmarsat Holdings Limited issued Euro denominated Subordinated Preference Certificates with an aggregate nominal amount at the date of issue of US$27,632 million (at a price of US$618.8 million Euro equivalent) in December 2003. The principal accreted at a rate which equates to 13.5% and compounded annually on the anniversary of the issue. In May 2004 a repayment of US$100 million was made from the net proceeds of the tack-on issue described in note (g) above. In December 2004 a further repayment of US$291 million was made from the net proceeds of the Senior Discount Notes issued described in note (j) below. In June 2005 the Subordinated Preference Certificates were repaid in full using proceeds from the IPO. The principal amount outstanding was US$273.6 million and US$nil at December 31, 2004 and 2005 respectively.
Prior to repayment the Subordinated Preference Certificates were revalued at December 31, 2004 to US$348.5 million creating a non-cash exchange loss of US$43.3 million. In addition, a foreign exchange gain of US$15.3 million was recognized in 2004 from partial redemption of the Subordinated Preference Certificates. A foreign exchange gain of US$39.3 million was recognized from the full redemption of outstanding Subordinated Preference Certificates on June 22, 2005. Both the interest and the exchange gain or loss in the periods were expensed through interest.
Inmarsat Holdings Limited loaned to Inmarsat Group Limited (which, in turn loaned to Inmarsat Investments Limited) the aggregate proceeds of the Subordinated Preference Certificates via a subordinated parent company loan (2004: US$273.6 million, 2005: US$649.1 million). The loans have no fixed maturity and may be repaid at any time at each borrower’s option. Interest on the subordinated parent company loan accrued at a rate of 13.5% per annum in 2004 and 5.35% per annum in 2005.
(i)	Represents an average rate for the Term Loans A, B and C. Giving effect to existing hedging arrangements required under the Senior Credit Facility, the average interest rates applicable to Term Loans A, B and C at December 31, 2004 are 5.13%, 5.63% and 6.13% respectively.
(j)	In November 2004 Inmarsat Finance II plc, issued US$450 million aggregate principal amount at maturity of 10.375% Senior Discount Note at a price of 66.894%, resulting in net proceeds of US$301.0 million. A portion of the net proceeds (US$291.0 million) was used to redeem a portion of the Subordinated Preference Certificates discussed in (h) above. The interest on the Senior Discount Notes accretes semi-annually in May and November until November 2008; thereafter interest is cash paid semi-annually. The Notes Mature on November 15, 2012. Inmarsat Holdings Limited has fully and unconditionally guaranteed the Senior Discount Notes, which will mature on November 15, 2012. Inmarsat Finance II plc is 99.9% owned by Inmarsat Holdings Limited, and 0.1% owned by Inmarsat plc, which is the parent of Inmarsat Holdings Limited. Inmarsat Holdings Limited’s ability to obtain funds from its subsidiaries by dividend or loan is limited by the Senior Credit Facility and the indenture governing the Senior Notes and the Senior Discount Notes. The Senior Credit Facility contains negative covenants that, among other things, generally restrict or prohibit the indirect subsidiary Inmarsat Investments Limited and its subsidiaries from making any repaymet of principal under the indentures governing the Senior Notes and the Senior Discount Notes and from declaring or paying certain dividends or making certain other distributions to shareholders or making payment under the Subordinated Preference Certifcates. In addition, the indentures governing the Senior Notes and the Senior Discount Notes contain convenants that, among other things, directly or indirectly restrict Inmarsat Holdings Limited’s ability to make certain payments, including dividends or other distributions, prepay or redeem subordinated debt or equity. Substantially all of the net assets of Inmarsat Holdings Limited’s unconsolidated and consolidated subsidiaries as of the end of December 31, 2005 are restricted net assets.
(k)	On May 24, 2005, Inmarsat Investments Limited signed a new US$550 million Senior Credit Facility led by Barclays Capital, ING Bank N.V. and the Royal Bank of Scotland plc. The facility is for general corporate purposes including the repayment of the previous Senior Credit Facility in note (a) above and was arranged in connection with the IPO in June 2005. The US$550 million five-year Senior Credit Facility consists of a US$250 million amortizing term loan and a US$300 million revolving credit facility. The term loan and drawings under the revolving credit facility are initially priced at 120bp above LIBOR and thereafter tied to a leverage grid.
The US$300 million revolving credit facility is undrawn at December 31, 2005. The new Senior Credit Facility, in combination with existing surplus cash and the proceeds of the IPO, was used to repay the previous Senior Credit Facility of US$728.0 million, the outstanding balance of the Euro-denominated Subordinated Preference Certificates (€272.7 million) and 35% repayment of the Senior Notes in note (g).
As at December 31, 2005 US$250 million was drawn down at 3 month USD LIBOR plus a margin of 0.9%. However, this is offset via the interest rate swap of US$150m principal where 3 month USD LIBOR is received but a fixed rate of 3.21% is paid. The year-end borrowing rate of 4.62% represents a blended rate from the floating draw-down rate and the related interest rate swap.
(l)	Deferred satellite payments represent amounts payable to satellite manufacturers which become payable annually depending on the continued successful performance of the satellite. The gross amounts of deferred satellite payments has been discounted to net present value at 7%.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19.	Borrowings (Continued)

These balances are shown net of unamortized deferred finance costs, which have been allocated as follows:

	As at December 31, 2004			As at December 31, 2005
	Amount	Deferred finance cost	Net balance	Amount	Deferred finance cost	Net balance
	(US$ in millions)
Previous Senior Credit Facilities(a)(b)	737.6	(21.7)	715.9	—	—	—
New Senior Credit Facility	—	—	—	250.0	(2.3)	247.7
Senior Discount Notes, 10.375%	301.0	(9.7)	291.3	332.2	(8.7)	323.5
—Accretion of discount on the principal	3.2	—	3.2	4.4	—	4.4
Senior Notes	477.5	(18.9)	458.6	300.4	(10.6)	289.8
Premium on Senior Notes	2.4	—	2.4	1.3	—	1.3
Subordinated Preference Certificates(h)	348.5	—	348.5	—	—	—
Deferred satellite payments	40.3	—	40.3	52.6	—	52.6
Obligations under finance leases	0.1	—	0.1	—	—	—
Bank overdrafts	1.4	—	1.4	0.9	—	0.9

Total Borrowings	1,912.0	(50.3)	1,861.7	941.8	(21.6)	920.2

The maturity of non-current borrowings is as follows:

	2004	2005
	(US$ in millions)
Between one and two years	54.6	56.6
Between two and five years	288.0	212.2
After five years	1,481.9	640.1

	1,824.5	908.9

The borrowings of the Group are mostly at fixed rates. Both Notes which mature in 2012 are at fixed rates. The US$250 million floating draw-down under the Senior Credit Facility is partially fixed by a US$150m interest rate swap which expires in December 2006.

The effective interest rates at the balance sheet dates were as follows:

Effective interest rate %	2004	2005
Bank overdrafts	5.0	5.0
Senior Discount Notes	10.375	10.375
Senior Notes	7.625	7.625
Previous Senior Credit Facility	5.5	—
New Senior Credit Facility	—	4.62
Subordinated Preference Certificates	13.5	—
Deferred satellite payments	7.0	7.0

20.	Provisions

Restructuring provision
(US$ in millions)
Current:
As at January 1, 2004	—
Charged in respect of current year	9.3
Utilized in current year	(8.2)

As at December 31, 2004	1.1

Charged in respect of current year	—
Utilized in current year	(0.7)

As at December 31, 2005	0.4

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20.	Provisions (Continued)

In April 2004, a review was conducted of the business operations which led to a reduction in headcount of 64 across several of the Group’s business activities. The amount charged for the 2004 and 2005 financial year was US$9.3 million and US$nil. The amount of the redundancy benefits paid and charged against the liability at December 31, 2004 and 2005 was US$8.2 million and US$0.7 million, respectively. The redundancy provision that remains unpaid in respect of this restructuring at December 31, 2004 and 2005 is US$1.1 million and US$0.4 million respectively.

	Post retirement healthcare benefits	Pension	Other	Total
	(US$ in millions)
Non-Current:
As at January 1, 2004	10.1	9.7	0.8	20.6
Charged to Income Statement in respect of current year	1.8	4.5	—	6.3
Charged directly to statement of recognized income and expense in respect of current year	1.6	4.1	—	5.7
Utilized in current year	(0.2)	(2.5)	(0.4)	(3.1)

As at December 31, 2004	13.3	15.8	0.4	29.5

Charged to Income Statement in respect of current year	(0.3)	2.0	—	1.7
Charged directly to statement of recognized income and expense in respect of current year	5.7	3.0	—	8.7
Utilized in current year	(0.2)	(2.1)	—	(2.3)

As at December 31, 2005	18.5	18.7	0.4	37.6

Other provisions in 2004 and 2005 relate to an onerous lease provision on premises located in Washington which is expected to be utilized by 2008.

21.	Current and deferred income tax assets and liabilities

The current income tax liability of US$23.0 million (2004: US$23.3 million) represents the income tax payable in respect of current and prior periods that exceed amounts paid.

Recognized deferred income tax assets and liabilities

The movements in deferred income tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

	As at December 31, 2004			As at December 31, 2005
	Assets	Liabilities	Net	Assets	Liabilities	Net
	(US$ in millions)
Tangible fixed assets	(87.0)	243.6	156.6	—	177.2	177.2
Other	(1.3)	—	(1.3)	—	(1.2)	(1.2)
Operating loss and credit carry forwards	(10.4)	—	(10.4)	—	—	—
Pension asset	(8.8)	—	(8.8)	(11.2)	—	(11.2)
Share options	—	—	—	(7.2)	—	(7.2)

Net deferred income tax liabilities	(107.5)	243.6	136.1	(18.4)	176.0	157.6

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21.	Current and deferred income tax assets and liabilities (Continued)

Movement in temporary differences during the year:

	As at 1 January 2004	Recognized in income	Recognized in equity	As at 31 December 2004
	(US$ in millions)
Tangible fixed assets	146.3	10.3	—	156.6
Other	(0.9)	(0.4)	—	(1.3)
Operating loss and credit carry forwards	—	(10.4)	—	(10.4)
Pension asset	(6.0)	(1.1)	(1.7)	(8.8)

Total	139.4	(1.6)	(1.7)	136.1

	As at 1 January 2005	Recognized in income	Recognized in equity	As at 31 December 2005
	(US$ in millions)
Tangible fixed assets	156.6	20.6	—	177.2
Other	(1.3)	0.1	—	(1.2)
Operating loss and credit carry forwards	(10.4)	10.4	—	—
Pension asset	(8.8)	0.2	(2.6)	(11.2)
Share option	—	(1.8)	(5.4)	(7.2)

Total	136.1	29.5	(8.0)	157.6

22.	Cash generated from operations

Reconciliation of operating profit to net cash inflow from operating activities.

	2004	2005
	(US$ in millions)
Profit for the year	19.1	64.3
Adjustments for:
Depreciation and amortization	124.1	106.5
Income taxes	5.8	31.0
Interest payable	166.1	163.8
Interest receivable	(4.0)	(10.6)
Gain on disposal of property	(42.6)	—
Loss on termination of subsidiary undertakings	—	1.1
Exchange losses on Subordinated Preference Certificates	33.2	(39.1)
Non-cash employee benefit charges	1.9	6.5
Forward exchange contracts	—	1.4
Changes in net working capital:
Decrease/(increase) in trade and other receivables	(20.1)	2.9
Decrease/(increase) in inventories	(0.6)	0.3
(Decrease) in trade and other payables	(9.0)	(21.2)
(Decrease)/increase in provisions	2.9	(4.4)

Cash generated from operations	276.8	302.5

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23.	Share capital

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Authorized:
1,539,000 A ordinary shares of €0.01 each	—	—
30,000,000 B ordinary shares of €0.01 each	0.4	—
630,780,000 ordinary shares of €0.0005 each	—	0.4

	0.4	0.4

Allotted, issued and fully paid:
1,539,000 A ordinary shares of €0.01 each	—	—
25,461,000 B ordinary shares of €0.01 each	0.3	—
610,879,483 ordinary shares of €0.0005 each	—	0.4

	0.3	0.4

The issued A and B ordinary shares of €0.01 and each authorized but unissued A and B ordinary share of €0.01 were sub-divided into 20 ordinary shares of €0.0005 each with effect from the IPO on June 22, 2005.

Inmarsat Holdings Limited issued and had outstanding 610,879,483 of ordinary shares of €0.0005 each, for a cash consideration of US$312.0 million (US$311.6 million share premium) with effect from the IPO on June 22, 2005.

24.	Employee share options

In November 2004, Inmarsat plc (the ultimate parent company) adopted the Staff Value Participation Plan (2004 Plan). 219,020 A ordinary shares were granted under the 2004 Plan to any Director or employee of the Group. Options under the 2004 Plan vest as follows: (i) 25% granted and held by optionholders have vested and became exercisable in July 2005; (ii) 37.5% of the options granted under the 2004 Plan and held by optionholders have vested and became exercisable in March 2006; and (iii) all remaining options granted under the 2004 Plan and held by optionholders will vest and become exercisable on December 1, 2006. Whenever options are exercised under the 2004 Plan the holder must pay a charge of €1 for each tranche of options exercised. The options expire 10 years from the date of grant.

A second grant of options over 7,140 A ordinary shares was made under the 2004 Plan to employees in January 2005. This was made on equivalent terms to the initial grant in November 2004.

A third grant of options over 1,175,240 ordinary shares of €0.005 each was approved in May 2005 under the 2004 Plan and granted to employees in June 2005. This was made on equivalent terms to the initial grant in November 2004.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Employee share options (Continued)

A summary of share option activity for the 2004 plan as at December 31, 2005 is as follows:

	Shares available for grant	Options oustanding	Weighted average exercise price per Option
Balance at January 1, 2004	—	—	—
Shares reserved	280,800	—	—
Granted	(219,020)	219,020	—
Forfeited	300	(300)	—

Balance at December 31, 2004	62,080	218,720	—

Granted (January 2005)	(7,140)	7,140	—
Forfeited	2,300	(2,300)	—

Balance pre share split	57,240	223,560	—

Share split (20:1) June 22, 2005	1,144,800	4,471,200	—
Shares issued on IPO	51	—	—
Granted	(1,175,240)	1,175,240	—
Forfeited	72,275	(72,275)	—
Exercised	—	(1,233,270)	£3.28

Balance at December 31, 2005	41,886	4,340,895	£3.28

Exercise Price per tranche	—	€1.00	—

The weighted average of the remaining contractual life for the 2004 plan is 9.0 years.

In line with IFRS2, Share-Based Payment, the Group recognized US$0.1 million and US$6.5 million respectively in share compensation costs for the 2004 and 2005 financial years. Total share-based compensation costs will be recognized over the vesting period of the options ranging from one to four years.

Prior to Inmarsat plc (the ultimate parent company) being publicly quoted, the exercise price of the options under the A ordinary shares issued in the 2004 Plan of Inmarsat plc is de minimis in nature, the fair value of each option is equivalent to the fair value of the underlying share at the date of the grant. This fair value of US$12.50 per share (before any adjustment for the share split in June 2005) was calculated using a range of potential values using analysis of comparable quoted shares, discounted cash flows and comparable transactions. The fair value within this range was then selected by the Directors using the independent analysis which had been prepared.

For the options granted under the 2004 Plan in June 2005 (before share split), the fair value was estimated by the Directors to be US$30.00 per share. The US$30.00 was calculated using a similar methodology as the Directors of Inmarsat plc continued to believe that the ‘discounted trading multiple’ approach was the most appropriate.

Inmarsat plc also operates a Bonus Share Plan (BSP) and awards were granted on May 31, 2005 but were only awarded after the announcement of the 2005 financial results in March 2006. There was an additional grant under this scheme in September 2005 with the same conditions as the original grant. These awards were made in the form of a conditional allocation of shares. The performance conditions attached to the annual bonus plan are non-market based performance conditions.

The awards will vest in three equal tranches following the announcement of the final results for each of the financial years 2006, 2007 and 2008, subject to continued employment. The rules of the BSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only.

As the BSP provides free share awards with no market based performance condition attached, and which carry an entitlement to dividends paid in cash or shares during the vesting period, the fair value of the awards is the value of the grant. This is due to the fact that regardless of the market price at the time the award or shares is made, the total value of shares to be awarded will not change. A total number of 215,542 shares have been awarded at a share price of £3.83 in respect of the two grants made under the BSP.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Employee share options (Continued)

In addition to the BSP Inmarsat plc also operates a Performance Share Plan (PSP) where awards were granted on May 31, 2005 in the form of a conditional allocation of shares. The number of shares subject to the award was determined by reference to the price at which the shares were offered for sale on Admission of £2.45 per share. Participants are entitled to receive the value of any dividends that are paid during the vesting period in the form of cash or additional shares. There was an additional grant in September 2005 with the same requirements except the reference price in determining the number of shares was £3.24 (market value of shares on the date of grant).

The PSP shares will not normally be transferred to participants until the third anniversary of the award date. The transfer of shares is dependent upon the performance condition being satisfied over the three consecutive financial years starting in the financial year the award date falls which is 2005. The rules of the PSP provide that the Remuneration Committee has the discretion to satisfy the awards using cash instead of shares. It is the intention, however, of Inmarsat plc to satisfy the awards using shares only.

Options under the PSP were valued using the Deloitte Option Pricing Tool. The performance condition is based on the Group’s Total Shareholder Return (TSR) relative to constituents of the F TSE 350 index (excluding investment trusts) and a non-market based condition, based on EBITDA measured over a three-year period. The vesting schedule for PSP awards is structured so that the shape of the TSR vesting schedule is determined by EBITDA performance. The market based performance condition has been incorporated into the valuation. The fair value of the allocation and the assumptions used in the calculation are as follows:

	Performance Share Plan
Grant date	May 31, 2005	September 29, 2005
Grant price	£1.96	£3.24
Exercise price	nil	nil
Bad leaver rate	0%	0%
Vesting period	3 years	3 years
Expected correlation between any pair of shares in PSP comparator group	12%	10%
Volatility	36%	34%
Fair value per share	£1.34	£2.20

Both the BSP and PSP share awards expire 10 years after date of grant. The weighted average of the remaining contractual life for BSP and PSP share awards is 9.7 years and 9.4 years, respectively.

Inmarsat plc also operates a UK Sharesave Scheme for which the first invitation was made in June 2005. The Sharesave Scheme is an Inland Revenue approved scheme open to all UK PAYE-paying permanent employees. The maximum that can be saved each month by an employee is £250. Savings over the period plus interest may be used to acquire shares at the end of the savings contract. The options have been granted at a 20% discount to market value of the shares on the invitation date (23 June 2005). The Scheme operates with a three year savings contract. Options are exercisable for a period of up to six months following the end of the three-year savings contract. No dividends are accumulated on options during the vesting period.

Inmarsat plc also operates an International Sharesave Scheme which mirrors the operation of the UK Sharesave Scheme as closely as possible. However, instead of receiving a share option, participants receive the spread between the share price at the end of the vesting period and the exercise price, delivered (at Inmarsat plc’s discretion) in cash or shares. It is Inmarsat plc’s intention to satisfy the awards using shares only.

Options under the UK and International Sharesave Schemes expire after a maximum of 3.5 years following the initial savings payment having been made. The weighted average of the remaining contractual life for both the UK and International Sharesave Schemes is 3.1 years.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24.	Employee share options (Continued)

Options under both the UK and International Sharesave Schemes have been valued using the Black Scholes model with the following assumptions:

	Sharesave Scheme (UK)	Sharesave Scheme (Int)
Grant date	July 21, 2005	October 19, 2005
Market price date of Grant	£3.14	£2.80
Exercise price	£2.24	£2.24
Bad leaver rate	5%pa	5%pa
Vesting period	3 years	3 years
Volatility	35%	34%
Dividend yield assumption	3.6%	2.8%
Risk free interest rate	4.25%	4.25%
Fair value per option	£1.10	£0.90

The historic volatility is based on the constituents of the FTSE 350 Telecoms Service Index, which was measured over three years to each of the grant dates. The volatility assumption used for each of the awards is based on median volatility for the constituents of the sector.

A summary of share awards and option activity as at December 31, 2005 is as follows:

Share Awards and options outstanding	Performance Share Plan	Sharesave Scheme (UK)	Sharesave Scheme (Int)
Balance at December 31, 2004	—	—	—
Granted	807,869	844,468	111,798
Balance at December 31, 2005	807,869	844,468	111,798

Exercise Price per share	—	£2.24	£2.24

25.	Reserves

Reconciliation of Movements in Shareholders’ Equity

	Ordinary share capital	Share premium account	Other reserves	Accumulated losses	Total
	(US$ in millions)
Balance at January 1, 2004	0.3	34.2	—	(59.2)	(24.7)

Profit for the year	—	—	—	19.1	19.1
Issue of share options	—	—	0.1	—	0.1
Movement in cumulative translation reserve	—	—	8.0	—	8.0
Actuarial losses from pension and post-retirement healthcare benefit (net of tax)	—	—	—	(4.0)	(4.0)

Balance at December 31, 2004	0.3	34.2	8.1	(44.1)	(1.5)

Adoption of IAS 39 (note 28):
Fair value gains—cash flow hedges	—	—	14.0	—	14.0

Balance at January 1, 2005 (as restated)	0.3	34.2	22.1	(44.1)	12.5

Issue of share capital	0.1	311.9	—	—	312.0
Profit for the year	—	—	—	39.6	39.6
Issue of share options	—	—	3.7	—	3.7
Deferred tax credit on share options	—	—	—	5.5	5.5
Movement in cumulative translation reserve	—	—	(0.8)	—	(0.8)
Fair value (losses)—cash flow hedges	—	—	(13.6)	—	(13.6)
Capital contribution from Inmarsat plc	—	—	330.0	—	330.0
Actuarial losses from pension and post-retirement healthcare benefit (net of tax)	—	—	—	(6.1)	(6.1)

Balance at December 31, 2005	0.4	346.1	341.4	(5.1)	682.8

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25.	Reserves (Continued)

The Company received a capital contribution from Inmarsat plc (the ultimate parent company) in the form of an intercompany loan of US$330.0 million on June 22, 2005 following Inmarsat plc listing on the London Stock Exchange. Repayment of the loan was waived by Inmarsat plc also on June 22, 2005.

26.	Pension arrangements and post-retirement healthcare benefits

The Group provides both pension fund arrangements and post-retirement medical benefits for its employees.

The Group operates pension schemes in each of its principal locations. The UK scheme has two plans: a defined benefit scheme, which is closed to new employees, and a defined contribution plan. The defined benefit scheme is funded and its assets are held in a separate fund administered by a corporate trustee. US$4.5 million and US$2.0 million was charged in the Income Statement in the 2004 and 2005 financial year in respect of the defined benefit scheme.

The defined benefit plan was valued using the projected unit credit method with the formal valuation undertaken by professionally qualified and independent actuaries as at December 31, 2002. The actuarial valuation of the assets of the scheme at that date, net of liabilities, was US$9.3 million. The results of the valuation have been updated for any material transactions and material changes in circumstances (including changes in market prices and interest rates) up to December 31, 2005. The results of this updated valuation as at December 31, 2005, for the purposes of the additional disclosures required by IAS 19, are set out below.

The post-retirement healthcare benefits are the provision of healthcare to retired employees (and their dependants) who were employed before January 1, 1998. Employees who have 10 years of service at the age of 58 and retire are eligible to participate in the post-retirement healthcare benefit plans. The plan is self-funded and there are no plan assets from which the costs are paid. The cost of providing retiree healthcare is actuarially determined and accrued over the service period of the active employee group. Membership of this plan is multi-national, although most staff are currently employed in the United Kingdom.

The obligation under these plans was determined by the application of the terms of medical plans, together with relevant actuarial assumptions and healthcare cost trend rates. The long-term rate of medical expense inflation used in the actuarial calculations is 3.0% and 4.0% per annum in excess of the rate of general price inflation of 2.75% and 2.85%. The discount rate used in determining the accumulated post-retirement benefit obligation was 5.3% and 4.75% at December 31, 2004 and 2005.

The principal actuarial assumptions used to calculate pension and post-retirement healthcare benefits liabilities under IAS 19 are:

	As at 31 December 2004	As at 31 December 2005
Discount rate	5.30%	4.75%
Expected return on plan assets	7.47%	7.31%
Future salary increases	4.75%	4.85%
Medical cost trend rate	5.75%	6.85%
Future pension increases	2.75%	2.85%

The assets held in respect of the defined benefit scheme and the expected rates of return were:

	As at December 31, 2004
	Long-term rate of return expected	Value	Percentage of total plan assets
	%	(US$ in millions)%
Equities	7.75	19.7	90.34
Gilts	4.60	0.9	4.07
Bonds	5.30	1.1	4.95
Cash	3.75	0.1	0.64

Fair value of scheme assets		21.8

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.	Pension arrangements and post-retirement healthcare benefits (Continued)

	As at December 31, 2005
	Long-term rate of return expected	Value	Percentage of total plan assets
	%	(US$ in millions)%
Equities	7.60	25.3	90.85
Cash	3.85	0.1	0.3
Bonds	4.45	2.5	8.85

Fair value of scheme assets		27.9

Amounts recognized in the Balance Sheet are:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Present value of funded defined benefit obligations (pension)	(37.6)	(46.6)
Present value of unfunded defined benefit obligations (post-retirement healthcare)	(13.3)	(18.5)
Fair value of defined benefit assets	21.8	27.9

Net defined benefit liability recognized in balance sheet	(29.1)	(37.2)

Analysis of the movement in the present value of the defined benefit obligations is as follows:

	Defined benefit pension plan	Post-retirement medical benefits
	(US$ in millions)
At January 1, 2004	25.4	10.1
Current service cost	3.4	0.5
Interest cost	1.4	0.6
Actuarial loss	4.1	1.6
Foreign exchange loss	2.3	0.6
Benefits paid	(0.1)	(0.1)
Contributions by pension participants (expensed as salaries)	1.1	—

At December 31, 2004	37.6	13.3

Current service cost	3.4	0.5
Interest cost	1.9	0.7
Actuarial loss	6.9	5.7
Foreign exchange gain	(4.1)	(1.5)
Benefits paid	(0.1)	(0.2)
Contributions by pension participants (expensed as salaries)	1.0	—

At December 31, 2005	46.6	18.5

Analysis of the movement in the fair value of the assets of the defined benefit section of the UK Scheme is as follows:

	2004	2005
	(US$ in millions)
At January 1,	15.7	21.8
Expected return on plan assets	1.3	1.6
Actuarial gain	0.2	3.9
Contributions by employer	2.3	2.1
Contributions by pension participants (expensed as salaries)	1.1	1.0
Benefits paid	(0.1)	(0.1)
Foreign exchange (gain)/loss	1.3	(2.4)

At December 31,	21.8	27.9

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26.	Pension arrangements and post-retirement healthcare benefits (Continued)

Amounts recognized in the Income Statement in respect of the plans are as follows:

	2004		2005
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
	(US$ in millions)
Current service cost	3.4	0.5	3.4	0.5
Interest cost	1.4	0.6	1.9	0.7
Expected return on pension assets	(1.3)	—	(1.6)	—
Foreign exchange (gain)/loss	1.0	0.7	(1.7)	(1.5)

	4.5	1.8	2.0	(0.3)

Actual return on plan assets	1.5	—	5.6	—

The charge for the year has been included in employee benefit costs.

Amounts recognized in the Statement of Recognized Income and Expense in respect of the plans are as follows:

	2004		2005
	Defined benefit pension plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
	(US$ in millions)
Net actuarial losses	4.1	1.6	3.0	5.7

History of experience gains and losses:

	2004		2005
	Defined Benefit Pension Plan	Post-retirement healthcare benefits	Defined benefit pension plan	Post-retirement healthcare benefits
Present value of defined benefit obligations (US$ in millions)	(37.6)	(13.3)	(46.6)	(18.5)
Fair value of plan assets (US$ in millions)	21.8	—	27.9	—

Deficit in plans (US$ in millions)	(15.8)	(13.3)	(18.7)	(18.5)

Experience gains and (losses) on plan liabilities (US $ in millions)	(0.8)	(0.1)	—	(0.7)
Percentage of plan liabilities	(2.1)%	(1.0)%	0.1%	(3.9)%
Experience gains and (losses) on plan assets (US$ in millions)	0.2	—	3.9	—
Percentage of plan assets	0.9%	—	14.0%	—

The estimated contributions expected to be paid to the defined benefit pension plan during 2006 is US$2.1 million.

The healthcare cost trend rate assumption has a significant effect on the amounts recognized in the Income Statement in respect the post-retirement medical benefits. Increasing the assumed healthcare cost trend rate by one percentage point would have increased the post-retirement medical benefit obligation as of December 31, 2004 and 2005 by US$2.8 million and US$4.2 million and the aggregate of the service cost and interest cost by US$0.3 million and US$0.3 million, respectively. Decreasing the assumed healthcare cost trend rate by one percentage point would have reduced the post-retirement medical benefit obligation as of December 31, 2004 and 2005 US$2.2 million and US$3.3 million, and the aggregate of the service cost and interest cost by US$0.2 million and US$0.2 million, respectively.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27.	Operating lease commitments

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Within one year	58.6	20.6
Within two to five years	74.5	58.1
After five years	161.4	143.7

	294.5	222.4

Operating lease commitments principally relate to leased office space of the Group’s head office located at 99 City Road, London. The Group has various non-cancellable network service contracts, which have varying terms.

At December 31, 2005 the Group in addition to the above operating lease commitments is contracted to pay warranty costs relating to the BGAN program of US$6.6 million over the next three years (as at December 31, 2004: US$13.6 million over four years).

The total of future sub lease payments expected to be received under non-cancellable sub leases at December 31, 2005 relating to the above head office lease is US$4.5 million over three years (as at December 31, 2004: US$2.2. million over four years).

The Group has various agreements deriving revenue from designated leased capacity charges. These amounts are recorded as revenue on a straight-line basis over the respective lease terms.

The future aggregate minimum lease payments under non-cancellable operating leases expected to be received are as follows:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Within one year	24.5	42.2
Within two to five years	22.7	15.9
After five years	7.6	—

	54.8	58.1

28.	Financial instruments

Treasury management and strategy

The Group’s treasury activities are managed by its corporate finance department under the direction of a treasury Review Committee whose chairman is the Chief Financial Officer, and are consistent with Board-approved treasury policies and guidelines. The overriding objective of treasury activities is to manage financial risk.

Key features of treasury management include:

•	ensuring that the Group is in a position to fund its obligations in appropriate currencies as they fall due;

•	maintaining adequate undrawn borrowing facilities;

•	economically hedging both contracted and anticipated foreign currency cash flows on a minimum twelve- month rolling basis with the option of covering exposures up to a maximum of three years forward; and

•	maximizing return on short-term investments.

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

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

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

Adoption of IAS 32 and IAS 39

The Group adopted IAS 32 ‘Financial Instruments: presentation and disclosure’ and IAS 39 ‘Financial Instruments: recognition and measurement’ from January 1, 2005. In the preparation of its financial statements in accordance with IFRS for the 2004 financial year, the Group continued to apply the accounting rules of UK GAAP, taking advantage of the exemption available within IFRS 1 ‘First time adoption of IFRS’.

The Group is required to recognize transitional adjustments in accounting for its financial instruments in accordance with the measurement requirements of IAS 39 at January 1, 2005.

The Group qualifies to hedge account for a number of its hedging arrangements. IFRS 1 requires the Group to recognize various transitional adjustments to account for those hedging relationships at January 1, 2005. The accounting for those hedging relationships at transition depends on the nature of the hedged item and the hedged risk. Detailed below is a reconciliation between the IFRS Balance Sheet as at December 31, 2004, applying UK GAAP accounting, and the Balance Sheet after the adoption of both IAS 32 and IAS 39.

The Group’s interest rate swap and forward exchange contracts were previously not accounted for as cash flow hedges of forecasted transactions under UK GAAP and as such were not previously measured at fair value. On transition, the derivatives’ fair values have been recognized on the Balance Sheet and directly in reserves. Any deferred gains or losses will be recognized in future earnings at the time at which the hedged forecasted transaction is recognized.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

All derivative instruments will continue to be recognized on the Balance Sheet at fair value with future gains and losses being recognized immediately in earnings, except when the hedging requirements of IAS 39 are met.

	January 1, 2005	IAS 39 Transition adjustments	January 1, 2005
	(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	1,147.9	—	1,147.9
Intangible assets	508.1	—	508.1
Derivative financial instruments	—	6.4	6.4

	1,656.0	6.4	1,662.4
Current assets
Cash and cash equivalents	233.0	—	233.0
Short-term deposits	151.7	—	151.7
Trade and other receivables	157.4	—	157.4
Inventories	1.2	—	1.2
Derivative financial instruments	—	7.6	7.6

	543.3	7.6	550.9

Total assets	2,199.3	14.0	2,213.3

Liabilities
Current liabilities
Trade and other payables	113.9	—	113.9
Borrowings	37.2	—	37.2
Provisions	1.1	—	1.1
Current income tax liabilities	23.3	—	23.3

	175.5	—	175.5

Non-current liabilities
Other payables	35.2	—	35.2
Borrowings	1,824.5	—	1,824.5
Provisions	29.5	—	29.5
Deferred income tax liabilities	136.1	—	136.1

	2,025.3	—	2,025.3

Total liabilities	2,200.8	—	2,200.8

Net (liabilities)/assets	(1.5)	14.0	12.5

Shareholders’ equity
Ordinary shares	0.3	—	0.3
Share premium	34.2	—	34.2
Other reserves	8.1	14.0	22.1
Accumulated losses	(44.1)	—	(44.1)

Total shareholders’ equity	(1.5)	14.0	12.5

Numerical financial instruments disclosures are set out below. Additional disclosures are set out in the accounting policies relating to risk management and also in note 25.

Net fair values of derivative financial instruments

The Group’s derivative financial instruments consist of an interest rate swap, forward foreign currency contracts and forward accrual contracts. The interest rate swap and approximately 80% of forward foreign currency contracts are designated cash flow hedges.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

The net fair values at the Balance Sheet date were:

	As at December 31, 2004	As at December 31, 2005
	(US$ in millions)
Contracts with positive fair values:
Interest rate swap—designated cash flow hedge	1.6	2.3
Forward foreign currency contracts—designated cash flow hedges	10.7	—
Forward foreign currency contracts—undesignated	1.7	—
Contracts with negative fair values:
Forward foreign currency contracts—designated cash flow hedges	—	(2.9)
Forward foreign currency contracts—undesignated	—	(1.0)

	14.0	(1.6)

Less non-current portion
Interest rate swap—designated cash flow hedge	(1.6)	—
Forward foreign currency contracts—designated	(3.1)	0.3
Forward foreign currency contracts and designated cash flow hedges	(1.7)	—

Current portion	7.6	(1.3)

The fair value of the interest rate swap is based upon a valuation provided by the counter-party.

The fair value of foreign exchange contracts are based upon the difference between the contract amount at the current forward rate at each period end and the contract amount at the contract rate, discounted at a variable risk free rate at the period end.

Forward foreign exchange

As at December 31, 2005 the face value of outstanding forward foreign exchange contracts was £97.7 million (net fair value (US$3.9 million)) with the balance of £30.0 million face value maturing in 2007 (US$0.7 million net fair value). During 2005 the Group transacted spot and forward foreign exchange contracts as well as two ‘forward accrual’ contracts whereby the Group agreed to buy a strip of 12 monthly forward contracts at a fixed rate and at an agreed knock out rate. If the spot exchange rate trades at or above the knock out rate at any time from the trade date and final determination date then each contract expiring on or after such date will automatically terminate.

Interest rate swap

The notional principal amount of the outstanding interest rate swap contract as at December 31, 2005 was US$150 million (2004: US$536 million).

Under the interest rate swap the Group receives quarterly floating interest (three month USD LIBOR) to offset floating interest payable on the three month facility rollovers and pays quarterly interest at a fixed rate of 3.21% p.a. The gain deferred in equity will reverse in the Income Statement when the swap expires in December 2006.

Non derivative financial assets and financial liabilities

Non derivative financial assets consist of cash at bank, short term and long-term investments, trade debtors and other debtors.

Non derivative financial liabilities consist of bank overdrafts, deferred satellite payments, Senior Credit Facilities, Senior Discount Notes, Senior Notes, accrued and accreted interest on borrowings, trade creditors and other creditors.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28.	Financial instruments (Continued)

Fair value of non derivative financial assets and financial liabilities

With the exception of Senior Discount Notes and Senior Notes, the fair values of all non derivative financial instruments approximate to the carrying value in the Balance Sheet.

	As at December 31, 2004		As at December 31, 2005
	Carrying amount	Fair value amount	Carrying amount	Fair value amount
	(US$ in millions)
Senior Discount Notes(d)	(301.0)	(312.1)	(332.2)	(366.4)
Senior Notes(d)	(477.5)	(489.4)	(310.4)	(320.5)

The following methods and assumptions have been used to determine fair values:

(a)	the fair values of cash at bank, overdrafts and short-term deposits approximate their carrying values because of the short maturity of these instruments;
(b)	the fair value of trade and other payables and receivables approximate their carrying values;
(c)	the carrying amount of deferred satellite payments represents the present value of future payments discounted at a variable risk-free rate at the period end. This carrying amount approximately equals fair value;
(d)	Senior Notes and Senior Discount Notes are reflected in the Balance Sheet as at December 31, 2005 net of unamortized arrangement costs of US$10.6 million and US$8.7 million, respectively (2004: US$18.9 million and US$9.7 million, respectively). The fair value of the Senior Notes and the Senior Discount Notes is based on the market price of the bonds as at December 31, 2005;
(e)	Senior Credit Facilities are reflected in the Balance Sheet as at December 31, 2005 net of unamortized arrangement costs of US$2.3 million (2004: US$21.7 million). The fair value approximates the carrying value;
(f)	the fair value of the Subordinated Preference Certificates (repaid in 2005) was based on the accreted principal and currency revaluation of the book value of the certificates at the year end as this was the best approximation of fair value given that these certificates were not traded.

29.	Capital commitments

The Group had authorized and contracted but not provided for capital commitments as at December 31, 2004 and December 31, 2005 of US$246.6 million and US$119.2 million respectively. These amounts primarily represent commitments in respect of the construction of the Inmarsat-4 satellites.

30.	Related party transactions

As at December 31, 2004 funds advised by Apax Partners and funds advised by Permira were investors in Inmarsat plc each owning 25.9% of Inmarsat plc’s (the ultimate parent company) shares. The remaining 48.2% of the shares were widely held. As at December 31, 2005 the new percentages owned by funds advised by Apax Partners and funds advised by Permira were 9.85% each.

In June 2005, at the time of the IPO, funds advised by Apax Partners and funds advised by Permira were repaid in full each of their 27.45% holdings in the Subordinated Preference Certificates.

Some network and satellite control services, equipment and telephone services were procured from KDDI Corporation and Telenor Satellite Broadcasting AS who were also shareholders with shareholdings greater than 3%, the total of which amounts to US$1.7 million and US$2.4 million in the 2004 financial year and 2005 financial year, respectively.

Monitoring fees paid to each of Apax Europe V G.P. Co. Ltd and Permira during the 2004 and 2005 financial year were US$0.25 million and US$0.12 million respectively.

Remuneration paid to key management personnel, being the executive Directors of Inmarsat plc, during the year is disclosed in note 8. The amount owing to the Directors as at December 31, 2004 and 2005 was US$1.0 million and US$1.3 million respectively.

All related party transactions were made on an arm’s length basis.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

31.	Principal subsidiary undertakings

The following subsidiaries are included in the consolidated financial information:

	Principal activity	Country of incorporation and operation	Interest in issued ordinary share capital at December 31, 2004	Interest in issued ordinary share capital at December 31, 2005
Inmarsat Group Limited	Holding company	England and Wales	100%	100%
Inmarsat Finance plc	Finance company	England and Wales	100%	100%
Inmarsat Investments Limited	Holding company	England and Wales	100%	100%
Inmarsat Ventures Limited	Holding company	England and Wales	100%	100%
Inmarsat Global Limited	Satellite telecommunications	England and Wales	100%	100%
Inmarsat Employment Company Limited	Employment company	Jersey	100%	100%
Inmarsat Inc	Service provider	USA	100%	100%
Inmarsat Employee Share Plan Trustees Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Trustee Company Limited	Corporate trustee	England and Wales	100%	100%
Inmarsat Brasil Limitada	Legal representative of Inmarsat	Brazil	99.9%	99.9%
Invsat Limited	VSAT telecommunications	England and Wales	100%	—
Rydex Corporation Limited	Dormant	England and Wales	100%	100%
Rydex Communications Limited	Dormant	Canada	100%	100%
Inmarsat Leasing Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat (IP) Company Limited	Intellectual property holding company	England and Wales	100%	100%
Inmarsat Leasing (Two) Limited	Satellite leasing	England and Wales	100%	100%
Inmarsat Services Limited	Employment company	England and Wales	100%	100%
Inmarsat Launch Company Limited	Satellite launch Company	Isle of Man	100%	100%
Inmarsat Employees’ Share Ownership Plan Trust	Employee share trust	England and Wales	100%	100%
Galileo Venture Limited	Dormant	England and Wales	100%	100%
iNavSat Limited	Dormant	England and Wales	100%	100%

On September 5, 2005, Invsat Limited was sold to Nessco Limited, which is a communications services supplier for the oil and gas industry based in Aberdeen.

On October 17, 2005, the Group disposed of the assets and business of Rydex Corporation Limited to Seawave LLC. Rydex Corporation Limited and Rydex Communications Limited have changed their names to 3946306 Limited and 596199 B.C. Limited respectively.

Inmarsat Limited changed its name to Inmarsat Global Limited on May 27, 2005.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

32.	Events after the balance sheet date

Management announced its intention in January 2006 to restructure the organization to reflect the fact that the Inmarsat-4 programme was nearing completion. The principal action in the restructuring plan will involve a redundancy programme. The redundancies primarily will relate to those employees who were involved in the Inmarsat-4 programme. The departure of staff will be phased across the year as work is completed and the corporate structure is re-aligned. Management have estimated the total cost of the redundancy programme to be between approximately US$6.0 million and US$8.0 million in 2006. The redundancy costs have not been recognized as a liability for the 2005 financial year.

On March 17, 2006 the Board declared a final dividend of US$50.0 million to be paid to Inmarsat plc. This dividend has not been recognized as a liability for the 2005 financial year.

Subsequent to December 31, 2005 other than the events discussed above there have been no other material events, which would affect the information reflected in the consolidated financial statements of the Group.

There was no change in any non-executive Directors’ interests between December 31, 2005 and April 20, 2006. The executive Directors shareholding in Inmarsat plc has changed.

33.	Reconciliation of shareholders’ equity and profit under UK GAAP to IFRS for the 2004 financial year and as at December 31, 2004

There have been a number of reclassifications to the UK profit and loss statement and balance sheet to conform to IFRS presentation and format.

Reconciliation of profit under UK GAAP to IFRS for the year ended December 31, 2004

	UK GAAP as restated(i)	Effect of transition to IFRS		IFRS
	(US$ in millions)
Revenue	480.7	—		480.7
Employee benefit costs	(87.2)	—		(87.2)
Network and satellite operations costs	(50.0)	—		(50.0)
Other operating costs	(67.6)	—		(67.6)
Work performed by the Group and capitalized	25.8	—		25.8

EBITDA	301.7	—		301.7
Gain on disposal of property, plant and equipment	42.6	—		42.6
Depreciation and amortization	(144.5)	20.4	(c)	(124.1)

Operating profit	199.8	20.4		220.2
Interest receivable	4.0	—		4.0
Interest payable and similar charges	(199.3)	—		(199.3)

Net interest payable	(195.3)	—		(195.3)
Profit before income tax	4.5	20.4		24.9
Income tax credit/(expense)	5.6	(11.4	)(e),(h)	(5.8)

Profit for the year	10.1	9.0		19.1

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Reconciliation of shareholders’ equity and profit under UK GAAP to IFRS for the 2004 financial year and as at December 31, 2004 (Continued)

Reconciliation of net assets and shareholders’ equity under UK GAAP to IFRS as at December 31, 2004

	UK GAAP (as restated) (i)	Effect of Transition		IFRS
	(US$ in millions)
Assets
Non-current assets
Property, plant and equipment	1,179.1	(31.2	)(d)	1,147.9
Intangible assets	456.5	51.6	(c),(d)	508.1

	1,635.6	20.4		1,656.0
Current assets
Cash and cash equivalents	233.0	—		233.0
Short term deposits	151.7	—		151.7
Trade and other receivables	161.0	(3.6	)(b)	157.4
Inventories	1.2	—		1.2

	546.9	(3.6)		543.3

Total assets	2,182.5	16.8		2,199.3

Liabilities
Current liabilities
Trade and other payables	125.7	(11.8	)(b),(j)	113.9
Borrowings	29.1	8.1	(b),(j)	37.2
Provisions	—	1.1	(k)	1.1
Current income tax liabilities	19.3	4.0	(h)	23.3

	174.1	1.4		175.5

Non-current liabilities
Other payables	67.6	(32.4	)(j)	35.2
Borrowings	1,792.1	32.4	(j)	1,824.5
Provisions	21.1	8.4	(a),(k)	29.5
Deferred income tax liabilities	97.7	38.4	(a),(e),(h)	136.1

	1,978.5	46.8		2,025.3

Total liabilities	2,152.6	48.2		2,200.8

Net assets/(liabilities)	29.9	(31.4)		(1.5)

Shareholders’ equity
Ordinary shares	0.3	—		0.3
Share premium	34.2	—		34.2
Other reserves	0.1	8.0		8.1
Accumulated losses	(4.7)	(39.4	)(a),(h)	(44.1)

Total shareholders’ equity	29.9	(31.4)		(1.5)

Reconciliation of shareholders’ equity under UK GAAP to IFRS on transition at January 1, 2004

	UK GAAP (as restated) (i)	Effect of Transition		IFRS
	(US$ in millions)
Shareholders’ equity
Ordinary shares	0.3	—		0.3
Share premium	34.2	—		34.2
Other reserves	—	—		—
Accumulated losses	(12.4)	(46.8	)(e),(f)	(59.2)

Total shareholders’ equity	22.1	(46.8)		(24.7)

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Reconciliation of shareholders’ equity and profit under UK GAAP to IFRS for the 2004 financial year and as at December 31, 2004 (Continued)

(a)	Post employment benefits

The Group has elected to adopt the amendment to IAS 19, ‘Employee benefits’ issued by the IASB on 16 December 2004, which allows all actuarial gains and losses in relation to the Group’s pension scheme and post-retirement medical plan to be charged or credited directly to equity. The cumulative actuarial loss of US$5.7 million for the 2004 financial year in relation to the above pension scheme and post-retirement medical plan was charged to the Group’s equity in line with the amendment to IAS 19.

As of January 1, 2005 under UK GAAP the Group was required to adopt FRS 17 “Retirement benefits”. FRS 17 requires full provision for the fair value of all pension and post retirement liabilities and was applied retrospectively to the 2004 UK GAAP results.

The Group’s IFRS Balance Sheet reflects the liabilities of the Group’s defined benefit pension scheme and post-retirement medical plan totalling US$15.8 million and US$13.3 million respectively. Of the US$5.7 million cumulative actuarial loss for the 2004 financial year, US$1.1 million and the recognition of the associated deferred tax asset thereon are IFRS transition adjustments.

The Group’s pension and post-retirement medical plan liabilities are recognized gross of tax on the IFRS Balance Sheet (net of tax under UK GAAP).

(b)	Foreign currency translation

In applying IAS 21, ‘The effects of changes in foreign exchange rates’ the Group is required to translate all outstanding foreign denominated monetary assets and liabilities on the Balance Sheet at the closing rate. Under UK GAAP, all hedged assets and liabilities were recorded at the 2005 hedged rate as at December 31, 2004.

Accordingly, the Group grossed up all hedged foreign currency denominated monetary assets and liabilities outstanding as at December 31, 2004 from their 2005 hedged rate to the closing year-end exchange rate. The corresponding hedge asset or liability has been recognized on the Balance Sheet as at December 31, 2004, resulting in no impact on the Income Statement.

(c)	Intangible assets

In adopting IAS 38, ‘Intangible assets’ the Group does not amortize goodwill, instead it is subject to an annual impairment review. Under UK GAAP goodwill is amortized over 20 years. As the Group has elected not to apply IFRS 3 retrospectively to business combinations prior to transition date under IFRS, the UK GAAP goodwill balance at December 31, 2003 has been included in the opening IFRS consolidated Balance Sheet and is not subject to amortization but to an annual impairment review.

The credit arising from the adoption of IAS 38 on the Group’s consolidated Income Statement in respect of goodwill amortization is US$20.4 million for the 2004 financial year.

(d)	Computer software

Under UK GAAP, all capitalized computer software is included within tangible fixed assets on the Balance Sheet. Under IFRS, only computer software that is integral to a related item of hardware should be included as property, plant and equipment. All other computer software should be recorded as an intangible asset.

Accordingly, an adjustment has been made in the Balance Sheet as at the date of transition and as at December 31, 2004 of US$18.3 million and US$31.2 million, respectively, between property, plant and equipment and intangible assets.

(e)	Deferred income tax

The scope of IAS 12, ‘Income taxes’ is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just timing differences under UK GAAP.

As a result, the Group’s IFRS opening Balance Sheet at January 1, 2004 includes additional deferred tax liabilities of US$46.9 million in respect of differences between the carrying value and tax written down value of the Group’s assets. In addition a GAAP difference arises on the calculation of deferred tax on foreign subsidiaries, resulting in a US$7.2 million income tax expense for the year 2004.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

33.	Reconciliation of shareholders’ equity and profit under UK GAAP to IFRS for the 2004 financial year and as at December 31, 2004 (Continued)

(f)	Cumulative translation reserve

The Group has applied the exemption, which allows the cumulative translation difference to be set to zero at the date of transition, for all foreign subsidiary undertakings.

(g)	Explanation of material adjustments to the Cash Flow Statement for 2004

Income taxes of US$1.1 million received during the year are classified as a part of operating cash flows under IFRS, but were included in a separate category of tax cash flows under UK GAAP.

Deposits maturing after more than three months of US$100.6 million have been included in investing activities under IFRS and under UK GAAP are included in a separate line for ‘management of liquid resources’.

Arrangement costs have been classified as financing activities under IFRS. Under UK GAAP these items are included separately under ‘returns on investments and servicing of finance.’

Interest paid of US$64.8 million together with the bridge interest paid of US$3.1 million have been classified as financing activities under IFRS. Under UK GAAP these items are included separately under ‘returns on investments and servicing of finance.’

Cash and cash equivalents includes short term deposits maturing within three months of US$107.0 million under IFRS, under UK GAAP the same has been included in the management of liquid resources category.

There are no other material differences between the Cash Flow Statement presented under IFRS and the Cash Flow Statement presented under UK GAAP.

(h)	The 2004 UK GAAP tax balances incorrectly included a deferred tax asset of US$4.2 million. The IFRS 2004 balances have been correctly stated. This therefore accounts for US$4.2 million of the adjustment between UK GAAP and IFRS taxation balances.

(i)	As of January 1, 2005 under UK GAAP the Group was required to adopt FRS 17 “Retirement benefits”. FRS 17 requires full provision for the fair value of all pension and post retirement liabilities and was applied retrospectively to the 2004 UK GAAP results. See (a) above.

(j)	Reclassification of deferred satellite payments from other payables to borrowings.

(k)	Reclassification of restructuring provision from non current provisions to current provisions.

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with accounting principles under International Financial Reporting Standards as adopted by the EU (IFRS), which differ in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

As a result of the Group’s transition to IFRS on January 1, 2004, the reconciliations of net income and net equity for 2004 published in previous periods have been restated to reflect the restated profit and net equity reported within the Consolidated Profit and Loss Accounts and Consolidated Balance Sheet. In addition, certain adjustments were necessary to restate the UK/US GAAP reconciliations in the prior year and have been reflected within the US GAAP profit and equity accounts below and discussed within the note to the financial statements.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

The following table contains a summary of the material adjustments to profit for the financial year/period between IFRS and US GAAP:

	Note	Year ended December 31, 2004 (as restated)	Year ended December 31, 2005
		(US$ in millions)
Profit for the financial year as reported under IFRS		19.1	64.3
US GAAP adjustments:
Pension plans	a	2.8	(5.0)
Financial instruments	b	(7.5)	4.8
Deferred taxation	c	6.9	(24.7)
Facility fees and amortization	d	(4.6)	2.5
Development costs and amortization	e	(11.3)	(16.9)
Depreciation on tangible fixed assets	f	2.1	(1.0)
Amortization of intangible assets	f	(1.5)	(1.5)
UK National Insurance on stock options	g	—	2.2
Capitalized interest	h	67.5	75.0
Deferred income on sale and leaseback	i	(42.4)	0.8
Network and satellite operation costs	j	—	(8.7)
Cumulative translation adjustment upon disposal of subsidiary	k	—	1.7
Other	l	(1.7)	—

Total adjustments		10.3	29.2

Net income as reported under US GAAP		29.4	93.5

The following table contains a summary of the material adjustments to shareholders’ funds between IFRS and US GAAP:

	Note	As at December 31, 2004 (as restated)	As at December 31, 2005
		(US$ in millions)
Total shareholders’ equity as reported under IFRS		(1.5)	682.8
US GAAP adjustments:
Pension plans	a	11.7	15.8
Financial instruments	b	14.0	—
Deferred taxation	c	(36.8)	(60.6)
Facility fees and amortization	d	—	2.5
Development costs and amortization	e	(44.2)	(61.1)
Tangible fixed assets	f	6.0	4.7
Intangible assets	f	74.7	73.3
Goodwill	f	(155.2)	(155.2)
UK National Insurance on stock options	g	—	2.2
Capitalized interest	h	67.5	142.5
Deferred income on disposal of tangible assets	i	(58.1)	(57.3)
Network and satellite operation costs and amortization	j	—	(8.4)
Other	l	(3.6)	—

Total US GAAP adjustments		(124.0)	(101.6)

Shareholders’ equity under US GAAP		(125.5)	581.2

A summary of the principal differences and additional disclosures applicable to the Group are set out below:

The 2004 amounts previously reported for net income and shareholders equity have been restated. As discussed in Note 33, the Company misstated its net income and shareholders equity under UK GAAP due to a

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

deferred tax asset of US$4.2 million being incorrectly recorded. This item has been correctly stated in the 2004 IFRS balances, and an adjustment has been reflected to reduce previously reported net income from US$33.6 million to US$29.4 million and shareholders’ equity from US$(121.3) million to US$(125.5) million.

(a)	Pension plans

Under IFRS, all gains and losses related to defined benefit pension arrangements and other post-retirement healthcare benefits which arise in calculating the present value of the defined benefit obligation and the fair value of plan assets, are recognized immediately in the statement of recognized income and expense.

Under US GAAP, actuarial gains and losses in excess of the corridor are recognized over the average remaining service life of the employees. In addition, there is a transition asset or obligation recognized upon the adoption of FAS 87 “Employers’ Accounting for Pensions”, which is then released to the income statement over the average remaining service lives of the employees.

(b)	Financial instruments and hedge accounting

The IFRS accounting policy for financial instruments and hedge accounting is included in note 2.

Under the transitional provisions of IFRS, comparative information for financial instruments is not restated and the presentation as reported under the previous UK GAAP accounting standards is maintained through December 31, 2004. Under UK GAAP, the Group accounted for its foreign currency swaps and forward contracts as hedges and the related foreign currency gains and losses on the underlying operating expenses are deferred and recognized at the maturity of the contract to match gains and losses on the settlement of the instruments. Under UK GAAP the Group accounted for its interest rate swaps as hedges. Gains and losses associated with the changes in the market rates of interest on quarterly interest payments are recorded in the same period as settlements on the swap.

Upon adoption of IAS 39 as of January 1, 2005, all cash flow and fair value hedges, that previously were not recognized under UK GAAP were recognized on the balance sheet at their fair values with the offset recorded through equity.

Under US GAAP all derivative financial instruments are accounted for under SFAS 133 ‘Accounting for Derivative Instruments and Hedging Activities’ and related amendments and standards. Similar to IAS 39, SFAS 133 requires that all derivative financial instruments be recorded at fair value in the balance sheet and that changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the instrument is designated as part of a hedge transaction.

As described in more detail below, prior to January 1, 2005 the Group did designate certain of its financial instruments as part of hedge transactions under SFAS 133. As a result, changes in fair value, associated with those undesignated derivative financial instruments were recognized through earnings. A difference therefore exists between the treatment applied under SFAS 133 and that upon initial adoption of IAS 39. This difference will remain until all of those individual derivative transactions mature.

Due to the transitional provisions under IAS 39, the Company has not recognized certain gains and losses within net income under IFRS that were recognized under US GAAP due to the difference in the dates the instruments were designated and accounted for as hedges.

The Group evaluates contracts for “embedded” derivatives, and considers whether any embedded derivatives have to be bifurcated, or separated, from the host contracts in accordance with SFAS 133 requirements. Embedded derivatives may have terms that are not clearly and closely related to the terms of the host contract in which case they are included. If embedded derivatives exist and are not clearly and closely related to the host contract, they are accounted for separately from the host contract as derivatives, with changes in their fair value recorded in current earnings.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

(c)	Deferred taxation

IFRS and US GAAP both provide for deferred taxation on a full provision basis. However, there are certain specific GAAP differences between IFRS and US GAAP. Under IFRS 2 “Share-based Payment”, a deferred tax asset is recognized for stock compensation as if the market value of the shares at the end of the period less the exercise price (ie intrinsic value) is the tax basis for the share-based payment transaction. SFAS No. 123 (R) requires the deferred tax asset to be recognized as if the cumulative share-based compensation expense is the tax base for the transaction.

In addition, there are differences in accounting for historical business combinations. The remaining differences are a result of deferred taxation on the material adjustments between IFRS and US GAAP included in the reconciliation above.

(d)	Facility Fee

Under IFRS, direct costs associated with the origination of loans are taken to the income statement. US GAAP, requires such costs to be recognized as an asset and amortized over the life of the facility based on the effective interest method.

(e)	Development costs

Under IFRS, the company capitalizes development costs associated with the development of the User Terminals (UT). Under US GAAP development costs are expensed as incurred.

Due to the non capitalization of UT development costs the associated amortization recorded under IFRS is not recognized for US GAAP purposes.

(f)	Acquisition

Under IFRS the group adopted the exemption available on transition for first time adopters of IFRS and did not apply IFRS 3 “Business Combinations” retrospectively to business combinations that took place before January 1, 2004. As a result in the opening balance sheet for IFRS, the carrying amount of goodwill under the previous GAAP, arising from the acquisition of Inmarsat Ventures Limited was deemed to be the cost of the asset on transition. As a result, such transactions under IFRS differ from US GAAP.

Differences between IFRS and amounts recorded for US GAAP as a result of the exemption provided by IFRS 1 are as follows:

(i)	Goodwill

Prior to the adoption of IFRS on January 1, 2004, Inmarsat amortized goodwill. Goodwill was required to be capitalized as an intangible asset and amortized over a suitable period not normally exceeding 20 years. Under US GAAP goodwill is not amortized, but tested annually for impairment.

No goodwill impairments have been recognized under IFRS or US GAAP for the years ended December 31, 2005 and 2004.

(ii)	Other intangible assets

Pursuant to the US GAAP purchase accounting, the value of the acquired net assets must be allocated to identifiable assets. Orbital slots and leasing backlog are valued separately under US GAAP, but are included in goodwill under IFRS.

(iii)	Tangible fixed assets

Pursuant to the relevant US GAAP purchase accounting for the acquisition of Inmarsat Ventures Limited, tangible fixed assets were assigned a lower fair value than they are under IFRS.

(iv)	Deferred taxes

Deferred tax liabilities arising under US GAAP are a result of the difference between the book and tax values that arose from the application of the applicable purchase accounting for the acquisition of Inmarsat Ventures Limited. Deferred tax liabilities arising as a result of the acquisition were US$77.2 million.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

(g)	Stock option costs

During 2004, the Company early adopted the provisions of Statement of Financial Standards (“SFAS”) No. 123 (R), Share Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 (R) supersedes Accounting Principles Bulletin Opinion No. 25, Accounting for Stock Issued to Employees. Under SFAS No. 123 (R), stock options issued to employees are valued at fair value on the grant date and recognized in the income statement over the requisite service period of the option. The Company adopted SFAS No. 123 (R) in connection with the initial grant of stock options by the Company during November 2004. There was no material impact of adopting this standard on 2004 as the Company only issued options for the first time in November 2004. Differences between IFRS and US GAAP with regard to the recognition of stock based compensation expense for the years ended December 31, 2004 and December 31, 2005 were not material. See note 24.

Under IFRS, the liability for National Insurance on stock options is accrued based on the fair value of the options on the date of grant and adjusted for subsequent changes in the market value of the underlying shares. Under US GAAP, this expense is recorded upon exercise of the stock options.

(h)	Capitalized interest

Under IFRS, the group does not capitalize interest on qualifying assets under construction. Under US GAAP, the Group capitalizes interest on all qualifying assets under construction. The capitalization rate is applied to the total cumulative cash expenditures for qualifying assets according to SFAS 34.

(i)	Deferred income on disposal of tangible assets

Under IFRS, where gains and losses arise from transactions qualifying as sale and operating leaseback, such gains and losses on the sale of properties and rental expenses associated with subsequent leasebacks are recognized in the income statement immediately where the sale price is established at fair value.

Under US GAAP, the total gains arising on qualifying sale and leaseback transactions are deferred in full and amortized to income in proportion to the corresponding gross rental charges over the minimum lease term. The minimum lease term is 20 years. Under US GAAP the rental payments are recognized on a straight-line basis over the lease term.

(j)	Network and satellite operations

Under IFRS amounts received from a third party for the reimbursement of additional operating expenditures incurred as a result of non-delivery of the satellite are credited in network and satellite operations costs in the Income Statement. Under US GAAP, any payments received from a third party are presumed to be a reduction of the cost of the asset being constructed. Under US GAAP operating costs are increased and the carrying value of property, plant and equipment are decreased.

(k)	Cumulative translation reserve

Under IFRS at January 1, 2004, the balance of the cumulative currency translation differences was reset in accordance with the transition provisions set forth within the standards which resulted in an increase to retained earnings. For US GAAP there is no change in the accounting for cumulative currency translation differences and the amount is included in accumulated other comprehensive income. Equity in total under both IFRS and US GAAP was not impacted.

Upon divestment of an entity, cumulative currency translation differences related to that entity are taken to income under both IFRS and US GAAP. Due to the elimination of the opening balance as at January 1, 2004, the amounts of cumulative currency translation differences that are taken to income will differ between IFRS and US GAAP. On September 2, 2005, the Company sold it’s 100% investment in Invsat Limited which resulted in additional income under US GAAP due to the recognition of the cumulative translation adjustment in income.

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

(l)	Other

Other includes currency translation differences that arose in 2004 and prior periods between the previous GAAP and US GAAP for which the company applied the exemption available under IFRS 1 for first time adopters. Effective January 1, 2005 unsettled monetary assets and liabilities of the Group, which are in a currency other than US dollars are translated to US dollars at the year-end spot rate for both IFRS and US GAAP.

(m)	Cash flow statement

The Group compiles the cash flow statement in accordance with International Accounting Standards (IAS 7). The SEC’s rules applicable to Annual reports on Form 20-F permit the compilation of cash flow statement under IAS 7.

Recently issued accounting pronouncements

In March 2004, the EITF reached a consensus on EITF Issue No. 03 1, “The Meaning of Other Than Temporary Impairment and Its Application to Certain Investments” (“EITF 03 1”). EITF 03 1 prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03 1 1, “Effective Date of Paragraphs 10 20 of EITF Issue No. 03 1” (“FSP EITF 03 1 1”). FSP EITF 03 1 1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10 20 of EITF 03 1. The disclosure requirements of EITF 03 1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03 1 1. During the period of delay, FSP EITF 03 1 1 states that companies should continue to apply current guidance to determine if an impairment is other than temporary. The adoption of EITF 03 1, excluding paragraphs 10 20, did not impact our consolidated financial position, results of operations or cash flows. The Company will assess the impact of paragraphs 10 20 of EITF 03 1 once the guidance has been finalized.

In December 2004, the FASB issued FAS 153 as an amendment to APB Opinion No. 29 “Accounting for Non-monetary Transactions”. The guidance in APB Opinion No. 29 is based on the principle that exchanges on non-monetary assets should be measured based on the fair value of the assets exchanged with certain exceptions to that principle. FAS 153 amends APB Opinion No. 29 to eliminate the exception for non-monetary exchanges of similar productive assets and replaces it with a general exception for exchanges on non-monetary assets that do not have commercial substance. A non-monetary exchange has commercial substance if future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for non-monetary exchanges occurring in fiscal periods beginning after June 15, 2005. This accounting pronouncement is not expected to have a significant impact on the Group’s financial position or the results of its operations.

In May 2005, the FASB issued FAS 154, a replacement of APB Opinion No. 20 and FASB Statement No. 3. FAS 154 provides guidance on the accounting and reporting of accounting changes and error corrections. FAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

In November 2005, the Financial Accounting Standards Board issued FSP No. SFAS 115-1 and No. SFAS 124-1—The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and No. 124, “Accounting for Certain Investments Held by Not-for-Profit Organizations”, and APB Opinion No. 18, “The Equity Method of accounting for Investments in Common Stock”. FSP SFAS 115-1 is effective for the Group for the period beginning January 1, 2006. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

In February 2006, the Financial Accounting Standards Board issued SFAS 155 “Accounting for Certain Hybrid Financial Instruments”. SFAS 155 amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities” and No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. SFAS 155 nullifies the guidance from the FASB’s Derivatives Implementation Group (DIG) in Issue DI, Application of Statement 133 to Beneficial Interests in Securitized

INMARSAT HOLDINGS LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)

34.	Summary of differences between International Financial Reporting Standards and United States Generally Accepted Accounting Principles (Continued)

Financial Assets, which deferred the application of the bifurcation requirements of SFAS 133 for certain beneficial interests. SFAS 155 provides a fair value measurement option for certain hybrid financial instruments that contain an embedded derivative that would otherwise require bifurcation and requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or whether they are hybrid instruments that contain embedded derivatives requiring bifurcation. SFAS 155 also provides clarification on specific points related to derivative accounting. SFAS 155 is effective for Inmarsat for the period beginning January 1, 2007. The Company is currently in the process of assessing any potential impact on the Group’s financial position or the results of its operations.

Other recent accounting pronouncements issued by the FASB (including the Emerging Issues Task Force), the AICPA, and the SEC did not or are not believed by management to have a material impact on Inmarsat Holdings Limited’s present or future consolidated financial statements.

INMARSAT HOLDINGS LIMITED

INMARSAT HOLDINGS LIMITED

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

For the years ended December 31, 2003, 2004 and 2005

	Balance at beginning of period	Charged to costs and expenses	Deductions	Balance at end of period
	(US$ in millions)
2004
Revenue provision	(1.8)	(5.6)	1.2	(6.2)
Stock provision	(7.5)	(1.9)	—	(9.4)

	(9.3)	(7.5)	1.2	(15.6)
2005
Revenue provision	(6.2)	(6.9)	7.1	(6.0)
Stock provision	(9.4)	—	—	(9.4)

	(15.6)	(6.9)	7.1	(15.4)

INMARSAT FINANCE II PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Shareholders of Inmarsat Finance II Plc

We have audited the accompanying financial statements of Inmarsat Finance II Plc as at December 31, 2004 and 2005, which comprise the balance sheet, and the profit and loss account, reconciliation of movements in shareholders funds, statement of cash flows and the related notes to the financial statements for the period from November 8, 2004 to December 31, 2004 and for the year ended December 31, 2005. As described in Note 1, the financial statements have been prepared on the basis of accounting principles generally accepted in the United Kingdom. The financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Inmarsat Finance II Plc at December 31, 2004 and 2005, and the results of its operations and its cash flows for the period from November 8, 2004 to December 31, 2004 and for the year ended December 31, 2005 in conformity with accounting principles generally accepted in the United Kingdom.

Accounting principles generally accepted in United Kingdom vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 15 to the financial statements.

PricewaterhouseCoopers LLP

London

April 28, 2006

INMARSAT FINANCE II PLC

PROFIT AND LOSS ACCOUNTS

	Note	Period from November 8 to December 31, 2004	Year ended December 31, 2005
		(US$000)
Operating profit		—	—
Interest receivable and similar income	2	3,210	32,410
Interest payable and similar charges	2	(3,210)	(32,410)

Profit on ordinary activities before taxation	3	—	—
Tax on profit on ordinary activities	4	—	—

Profit after taxation for the year	12	—	—

All results relate to continuing operations.

Statement of total recognized gains and losses

A statement of total recognized gains and losses is not presented, as there are no recognized gains and losses other than the profit in the financial years.

The accompanying Notes are an integral part of the financial statements.

INMARSAT FINANCE II PLC

BALANCE SHEETS

	Note	As at December 31, 2004	As at December 31, 2005
		(US$000)
Debtors:
Amounts falling due within one year	6	3,303	4,495
Amounts falling due after one year	7	301,023	332,243

		304,326	336,738
Creditors:
Amounts falling due within one year	8	(3,210)	(4,402)
Amounts falling due after one year	9	(301,023)	(332,243)

Net Assets		93	93

Capital and reserves
Called up share capital	11	93	93

Equity shareholders’ funds	12	93	93

The accompanying Notes are an integral part of the financial statements.

INMARSAT FINANCE II PLC

RECONCILIATION OF MOVEMENTS IN SHAREHOLDER’S FUNDS

	Profit and loss account	Ordinary share capital	Total
At November 8, 2004	—	—	—
Issue of shares	—	93	93

At December 31, 2004	—	93	93

At January 1, 2005	—	93	93
Profit for the financial year	—	—	—

At December 31, 2005	—	93	93

The accompanying Notes are an integral part of the financial statements.

INMARSAT FINANCE II PLC

STATEMENT OF CASH FLOWS

	Note	Period from November 8 to December 31, 2004	Year ended December 31, 2005
		(US$000)
Net cash outflow from operating activities	10	(23)	—

Capital expenditure and financial investments		—	—
Subordinated intercompany funding loan		(301,023)	—

Net cash outflow for capital expenditure and financial investments		(301,023)	—

Net cash (outflow)/inflow before management of liquid resources and financing		(301,046)	—

Financing Activities
Senior discount notes		301,023	—
Issue of ordinary share capital		23	—

Net cash inflow from financing		301,046	—

Increase/(decrease) in cash in the year	10	—	—

The accompanying Notes are an integral part of these financial statements.

INMARSAT FINANCE II PLC

NOTES TO THE FINANCIAL STATEMENTS

1.	Accounting policies

Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable accounting standards. A summary of the Company’s main accounting policies, which have been applied consistently, is given below.

The Company has reviewed its accounting policies and continues to adopt accounting policies most appropriate to its business so as to give a true and fair view as well as disclose sufficient information to enable users to understand the policies and how they have been applied in the financial statements.

The functional and reporting currency of the Company is the US dollar. Shares issued by the Company and denominated in a currency other than US dollars are translated at the date of the issue.

Interest and finance costs

Interest is recognized in the Profit and Loss Account using the effective yield method on a time proportion basis.

The accretion of the discount on the principal on the Senior Discount Notes is accounted for as an interest expense.

The transaction and arrangement costs of the Senior Discount Notes were met by Inmarsat Holdings Limited. Therefore borrowings are stated at the amount of gross proceeds received plus accreted interest.

2.	Interest (payable)/receivable

	Period ended December 31, 2004	Year ended December 31, 2005
	(US$000)
Interest payable on Senior discount notes	(3,210)	(32,410)

Total interest payable and similar charges	(3,210)	(32,410)

Interest receivable on intercompany loans	3,210	32,410

Total interest receivable and similar income	3,210	32,410

3.	Profit on ordinary activities before taxation

Auditors’ remuneration

Auditors’ remuneration was paid by the Company’s parent. No recharge was made.

Employees and Directors

None of the directors received emoluments in respect of their services to the Company in the year ended December 31, 2005 and period ended December 31 2004.

The Company had no directly employed staff during the year ended December 31, 2005 and period ended December 31, 2004.

4.	Taxation

The tax charge is based on the taxable profits for the year and comprises:

	Period ended December 31, 2004	Year ended December 31, 2005
(US$000)
UK corporation tax at 30%	—	—

	—	—

The Company’s effective tax rate calculation is as follows:

	Period ended December 31, 2004	Year ended December 31, 2005
(US$000)
UK statutory tax rate	30%	30%
Profit on ordinary activities	—	—
Corporation tax provision at UK statutory tax rate	—	—

INMARSAT FINANCE II PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

5.	Dividends

No dividends were paid in 2005 or 2004, and the directors do not recommend a dividend in respect of the year ended December 31, 2005.

6.	Debtors: amounts falling due within one year

	As at December 31, 2004	As at December 31, 2005
	(US$000)
Amounts falling due after one year:
Unpaid share capital	70	70
Amounts due from group undertakings	3,233	4,425

	3,303	4,495

7.	Debtors: amounts falling due after one year

	As at December 31, 2004	As at December 31, 2005
	(US$000)
Amounts falling due after one year:
Amounts due from group undertakings	301,023	332,243

	301,023	332,243

8.	Creditors: amounts falling due within one year

	As at December 31, 2004	As at December 31, 2005
	(US$000)
Accruals and deferred income	3,210	4,400
Amounts owing to group undertakings	—	2

	3,210	4,402

9.	Creditors: amounts falling due after one year

	As at December 31, 2004	As at December 31, 2005
	(US$000)
Senior Discount Notes	301,023	332,243

In November 2004 Inmarsat Finance II plc, issued US$450 million aggregate principal amount at maturity of 10.375% Senior Discount Notes at a price of 66.894%, resulting in net proceeds of US$301.0 million. The interest on the Senior Discount Notes accretes semi-annually in May and November until November 2008; thereafter interest is cash paid semi-annually. The Notes mature on November 15, 2012. Inmarsat Holdings Limited has fully and unconditionally guaranteed the Senior Discount Notes, which will mature on November 15, 2012.

10.	Cash flow statement

Reconciliation of operating profit to net cash outflow from operating activities:

	As at December 31, 2004	As at December 31, 2005
	(US$000)
Operating profit	—	—
(Increase) in debtors	(3,233)	—
Increase in creditors	3,210	—

Net cash outflow from operating activities	(23)	—

INMARSAT FINANCE II PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

10.	Cash flow statement (Continued)

Reconciliation of net cash flow to movement in net debt:

	As at December 31, 2004	As at December 31, 2005
	(US$000)
Net debt at beginning of year	—	—
(Increase)/decrease in cash in the year	—	—
Senior Discount Notes	301,023	332,243

Net debt	301,023	332,243

Analysis of net debt:

	Cash at bank and in hand	Senior discount notes	Total
	(US$000)
At November 8, 2004	—	—	—
Net cash flow	—	301,023	301,023
Interest accreted	—	—

At December 31, 2004	—	301,023	301,023

Net cash flow	—	—	—
Interest accreted to principal	—	31,220	31,220

At December 31, 2005	—	332,243	332,243

11.	Called up share capital

	As at December 31, 2004	As at December 31, 2005
	(US$000)
Authorized
50,000 ordinary shares of £1 each	93	93

Allotted, called up and 25% paid
50,000 ordinary shares of £1 each	93	93

12.	Reserves

	Profit and loss account	Ordinary share capital	Total
At November 8, 2004	—	—	—
Issue of shares	—	93	93
Profit for the period	—	—	—

At December 31, 2004	—	93	93

At January 1, 2005	—	93	93
Profit for the financial year	—	—	—

At December 31, 2005	—	93	93

13.	Related party transactions

The Company being a 99.99% owned subsidiary of Inmarsat Holdings Limited is exempt under paragraph 17 of FRS 8 Related Party Transactions, from the requirements to disclose transactions with entities that are part of the group.

INMARSAT FINANCE II PLC

NOTES TO THE FINANCIAL STATEMENTS (Continued)

14.	Parent undertaking and ultimate controlling party

The Company’s parent undertaking is Inmarsat Holdings Limited and ultimate controlling party is Inmarsat plc, both incorporated and registered in England and Wales. The largest and smallest groups in which the results of the Company are consolidated for the year ended December 31, 2005 are headed by Inmarsat plc and Inmarsat Holdings Limited, respectively. Copies of the Inmarsat plc and Inmarsat Holdings Limited consolidated financial statements can be obtained from the Company Secretary at 99 City Road, London EC1Y 1AX.

15.	Summary of differences between United Kingdom and United States Generally Accepted Accounting Principles

The financial statements of Inmarsat Finance II Plc (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United Kingdom (“UK GAAP”), which differ in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). Such differences involve methods for measuring the amounts shown in the consolidated financial statements, as well as different disclosures required by US GAAP.

There are currently no material adjustments to profit/(loss) after taxation or to shareholders’ funds of, Inmarsat Finance II Plc, under UK GAAP compared to that which represents net income/(loss) or to total shareholders equity under US GAAP.